Exhibit 99.3

MANAGEMENT’S RESPONSIBILITY

Management’s Responsibility for Financial Statements

The accompanying consolidated financial statements have been prepared by and are the responsibility of the Board of Directors and Management of the Company.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and reflect Management’s best estimates and judgments based on currently available information. The Company has developed and maintains a system of internal controls in order to ensure, on a reasonable and cost effective basis, the reliability of its financial information.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, Chartered Accountants. Their report outlines the scope of their examination and opinion on the consolidated financial statements.

Ammar Al-Joundi

Executive Vice President

and Chief Financial Officer

Toronto, Canada

February 18, 2015

BARRICK YEAR END 2014	99	MANAGEMENT’S RESPONSIBILITY

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Barrick’s management is responsible for establishing and maintaining internal control over financial reporting.

Barrick’s management assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2014. Barrick’s Management used the Internal Control – Integrated Framework (2013) as issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission to evaluate the effectiveness of Barrick’s internal control over financial reporting. Based on management’s assessment, Barrick’s internal control over financial reporting is effective as at December 31, 2014.

The effectiveness of the Company’s internal control over financial reporting as at December 31, 2014 has been audited by PricewaterhouseCoopers LLP, Chartered Accountants, as stated in their report which is located on pages 101 - 103 of Barrick’s 2014 Annual Financial Statements.

BARRICK YEAR END 2014	100	MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

February 18, 2015

Independent Auditor’s Report

To the Shareholders of

Barrick Gold Corporation

We have completed integrated audits of Barrick Gold Corporation’s (the company) 2014 and 2013 consolidated financial statements and its internal control over financial reporting as at December 31, 2014. Our opinions, based on our audits, are presented below.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Barrick Gold Corporation, which comprise the consolidated balance sheets as at December 31, 2014 and December 31, 2013 and the consolidated statements of income, comprehensive income, cash flow and changes in equity for the years then ended, and the related notes.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances.

    PricewaterhouseCoopers LLP

    PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J oB2

    T: +1 416 863 1133, F: +1 416 365 8215, www.pwc.com/ca

    “PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Barrick Gold Corporation as at December 31, 2014 and December 31, 2013 and its financial performance and its cash flows for the years then ended in accordance with IFRS as issued by the IASB.

Report on internal control over financial reporting

We have also audited Barrick Gold Corporation’s internal control over financial reporting as at December 31, 2014, based on criteria established in Internal Control – Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting

Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting.

Auditor’s responsibility

Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the company’s internal control over financial reporting.

Definition of internal control over financial reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Inherent limitations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, Barrick Gold Corporation maintained, in all material respects, effective internal control over financial reporting as at December 31, 2014, based on criteria established in Internal Control – Integrated Framework (2013) issued by COSO.

(Signed) “PricewaterhouseCoopers LLP”

Chartered Professional Accountants, Licenced Public Accountants

Consolidated Statements of Income

Barrick Gold Corporation For the years ended December 31 (in millions of United States dollars, except per share data)	2014	2013
Revenue (notes 5 and 6)	$10,239	$12,527
Costs and expenses
Cost of sales (notes 5 and 7)	6,830	7,329
General and administrative expenses (note 10)	385	390
Exploration, evaluation and project expenses (notes 5 and 8)	392	680
Impairment charges (note 9b)	4,106	12,687
Loss on currency translation	132	180
Closed mine rehabilitation	83	100
Loss (gain) on non-hedge derivatives (note 24e)	193	(76)
Other expense (income) (note 9a)	(14)	56
Loss before finance items and income taxes	(1,868)	(8,819)
Finance items
Finance income	11	9
Finance costs (note 13)	(796)	(657)
Loss before income taxes	(2,653)	(9,467)
Income tax expense (note 11)	(306)	(630)
Loss from continuing operations	(2,959)	(10,097)
Loss from discontinued operations (note 4e)	-	(506)
Net loss	$(2,959)	$(10,603)
Attributable to:
Equity holders of Barrick Gold Corporation	$(2,907)	$(10,366)
Non-controlling interests (note 31)	$(52)	$(237)

Earnings per share data attributable to the equity holders of Barrick Gold Corporation (note 12)
Loss from continuing operations
Basic	$(2.50)	$(9.65)
Diluted	$(2.50)	$(9.65)
Loss from discontinued operations
Basic	$-	$(0.49)
Diluted	$-	$(0.49)
Net loss
Basic	$(2.50)	$(10.14)
Diluted	$(2.50)	$(10.14)

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK YEAR END 2014	104	FINANCIAL STATEMENTS

Consolidated Statements of Comprehensive Income

Barrick Gold Corporation For the years ended December 31 (in millions of United States dollars)	2014	2013
Net loss	$(2,959)	$(10,603)
Other comprehensive income (loss), net of taxes
Items that may be reclassified subsequently to profit or loss:
Unrealized gains (losses) on available-for-sale (“AFS”) financial securities, net of tax $nil, $6	18	(68)
Realized (gains) losses and impairments on AFS financial securities, net of tax $nil, ($3)	18	17
Unrealized gains (losses) on derivative investments designated as cash flow hedges, net of tax $6, ($7)	(35)	(63)
Realized (gains) losses on derivative investments designated as cash flow hedges, net of tax ($1), $73	(88)	(325)
Currency translation adjustments gain (loss), net of tax $nil, $nil	(43)	(93)
Items that will not be reclassified to profit or loss:
Remeasurement gains (losses) of post-employment benefit obligations, net of tax $10, ($13)	(19)	24
Total other comprehensive loss	(149)	(508)
Total comprehensive loss	$(3,108)	$(11,111)
Attributable to:
Equity holders of Barrick Gold Corporation
Continuing operations	$(3,056)	$(10,337)
Discontinued operations	$-	$(537)
Non-controlling interests	$(52)	$(237)

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK YEAR END 2014	105	FINANCIAL STATEMENTS

Consolidated Statements of Cash Flow

Barrick Gold Corporation For the years ended December 31 (in millions of United States dollars)	2014	2013
OPERATING ACTIVITIES
Net loss from continuing operations	$(2,959)	$(10,097)
Adjustments for the following items:
Depreciation	1,648	1,732
Finance costs (note 13)	796	657
Impairment charges (note 9b)	4,106	12,687
Income tax expense (note 11)	306	630
Increase in inventory	(78)	(352)
Proceeds from settlement of hedge contracts	-	219
Loss (gain) on non-hedge derivatives (note 24e)	193	(76)
Gain on sale of long-lived assets/investments	(52)	(41)
Other operating activities (note 14a)	(442)	601
Operating cash flows before interest and income taxes	3,518	5,960
Interest paid	(707)	(662)
Income taxes paid	(515)	(1,109)
Net cash provided by operating activities from continuing operations	2,296	4,189
Net cash provided by operating activities from discontinued operations	-	50
Net cash provided by operating activities	2,296	4,239
INVESTING ACTIVITIES
Property, plant and equipment
Capital expenditures (note 5)	(2,432)	(5,501)
Sales proceeds	72	50
Proceeds from joint venture agreement of Jabal Sayid	216	-
Divestitures (note 4)	166	522
Investment sales	120	18
Other investing activities (note 14b)	(92)	(262)
Net cash used in investing activities from continuing operations	(1,950)	(5,173)
Net cash used in investing activities from discontinued operations	-	(64)
Net cash used in investing activities	(1,950)	(5,237)
FINANCING ACTIVITIES
Capital stock
Proceeds on exercise of stock options	-	1
Proceeds on common share offering (note 30)	-	2,910
Proceeds from divestment of 10% of issued ordinary share capital of Acacia (note 4c)	186	-
Debt (note 24b)
Proceeds	141	5,414
Repayments	(188)	(6,412)
Dividends (note 30)	(232)	(508)
Funding from non-controlling interests (note 31)	24	55
Other financing activities (note 14c)	9	(118)
Net cash provided by (used in) financing activities from continuing operations	(60)	1,342
Net cash provided by financing activities from discontinued operations	-	-
Net cash provided by (used in) financing activities	(60)	1,342
Effect of exchange rate changes on cash and equivalents	(11)	(17)
Net increase in cash and equivalents	275	327
Cash and equivalents at beginning of year (note 24a)	2,404	2,097
Add: cash and equivalents of assets classified as held for sale at the beginning of year	20	-
Cash and equivalents at the end of year (note 24a)	$2,699	$2,424
Less: cash and equivalents of assets classified as held for sale at the end of year	-	20
Cash and equivalents excluding assets classified as held for sale at the end of year	$2,699	$2,404

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK YEAR END 2014	106	FINANCIAL STATEMENTS

Consolidated Balance Sheets

Barrick Gold Corporation	As at December 31,	As at December 31,
(in millions of United States dollars)	2014	2013
ASSETS
Current assets
Cash and equivalents (note 24a)	$2,699	$2,404
Accounts receivable (note 17)	418	385
Inventories (note 16)	2,722	2,679
Other current assets (note 17)	311	421
Total current assets (excluding assets classified as held for sale)	6,150	5,889
Assets classified as held for sale	-	323
Total current assets	6,150	6,212

Non-current assets
Equity in investees (note 15a)	206	27
Other investments (note 15b)	35	120
Property, plant and equipment (note 18)	19,193	21,688
Goodwill (note 19a)	4,426	5,835
Intangible assets (note 19b)	308	320
Deferred income tax assets (note 29)	674	501
Non-current portion of inventory (note 16)	1,684	1,679
Other assets (note 21)	1,203	1,066
Total assets	$33,879	$37,448
LIABILITIES AND EQUITY
Current liabilities
Accounts payable (note 22)	$1,653	$2,165
Debt (note 24b)	333	179
Current income tax liabilities	84	75
Other current liabilities (note 23)	490	303
Total current liabilities (excluding liabilities classified as held for sale)	2,560	2,722
Liabilities classified as held for sale	-	162
Total current liabilities	2,560	2,884

Non-current liabilities
Debt (note 24b)	12,748	12,901
Provisions (note 26)	2,561	2,428
Deferred income tax liabilities (note 29)	2,036	2,258
Other liabilities (note 28)	1,112	976
Total liabilities	21,017	21,447
Equity
Capital stock (note 30)	20,864	20,869
Deficit	(10,739)	(7,581)
Accumulated other comprehensive income (loss)	(199)	(69)
Other	321	314
Total equity attributable to Barrick Gold Corporation shareholders	10,247	13,533
Non-controlling interests (note 31)	2,615	2,468
Total equity	12,862	16,001
Contingencies and commitments (notes 2, 16, 18 and 35)
Total liabilities and equity	$33,879	$37,448

The accompanying notes are an integral part of these consolidated financial statements.

Signed on behalf of the Board,

John L. Thornton, Chairman	Steven J. Shapiro, Director

BARRICK YEAR END 2014	107	FINANCIAL STATEMENTS

Consolidated Statements of Changes in Equity

Barrick Gold Corporation		Attributable to equity holders of the company
(in millions of United States dollars)	Common Shares (in thousands)	Capital stock	Retained earnings (deficit)	Accumulated other comprehensive income (loss)[1]	Other[2]	Total equity attributable to shareholders	Non- controlling interests	Total equity
At January 1, 2014	1,164,652	$20,869	$(7,581)	$(69)	$314	$13,533	$2,468	$16,001
Net loss	-	-	(2,907)	-	-	(2,907)	(52)	(2,959)
Total other comprehensive loss	-	-	(19)	(130)	-	(149)	-	(149)
Total comprehensive loss	-	$-	$(2,926)	$(130)	$-	$(3,056)	$(52)	$(3,108)
Transactions with owners
Dividends	-	-	(232)	-	-	(232)	-	(232)
Issued on exercise of stock options	18	-	-	-	-	-	-	-
Derecognition of stock option expense	-	(5)	-	-	-	(5)	-	(5)
Recognized on divestment of 10% of Acacia Mining plc	-	-	-	-	7	7	174	181
Funding from non-controlling interests	-	-	-	-	-	-	29	29
Other decrease in non-controlling interests	-	-	-	-	-	-	(4)	(4)
Total transactions with owners	18	$(5)	$(232)	$-	$7	$(230)	$199	$(31)
At December 31, 2014	1,164,670	$20,864	$(10,739)	$(199)	$321	$10,247	$2,615	$12,862

At January 1, 2013	1,001,108	$17,926	$3,269	$463	$314	$21,972	$2,664	$24,636
Net loss	-	-	(10,366)	-	-	(10,366)	(237)	(10,603)
Total other comprehensive income (loss)	-	-	24	(532)	-	(508)	-	(508)
Total comprehensive loss	-	$-	$(10,342)	$(532)	$-	$(10,874)	$(237)	$(11,111)
Transactions with owners
Dividends	-	-	(508)	-	-	(508)	-	(508)
Issued on public equity offering	163,500	2,934	-	-	-	2,934	-	2,934
Issued on exercise of stock options	44	1	-	-	-	1	-	1
Recognition of stock option expense	-	8	-	-	-	8	-	8
Funding from non-controlling interests	-	-	-	-	-	-	55	55
Other decrease in non-controlling interests	-	-	-	-	-	-	(14)	(14)
Total transactions with owners	163,544	$2,943	$(508)	$-	$-	$2,435	$41	$2,476
At December 31, 2013	1,164,652	$20,869	$(7,581)	$(69)	$314	$13,533	$2,468	$16,001

[1]	Includes cumulative translation adjustments as at December 31, 2014: $122 million loss (2013: $80 million).

2 Includes additional paid-in capital as at December 31, 2014: $283 million (December 31, 2013: $276 million) and convertible borrowings - equity component as at December 31, 2014: $38 million (December 31, 2013: $38 million).

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK YEAR END 2014	108	FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED

FINANCIAL STATEMENTS

Barrick Gold Corporation. Tabular dollar amounts in millions of United States dollars, unless otherwise shown. References to A$, ARS, C$, CLP, DOP, EUR, GBP, JPY, PGK, TZS, ZAR, and ZMW are to Australian dollars, Argentine pesos, Canadian dollars, Chilean pesos, Dominican pesos, Euros, British pound sterling, Japanese yen, Papua New Guinea kina, Tanzanian shillings, South African rand, and Zambian kwacha, respectively.

1 > CORPORATE INFORMATION

Barrick Gold Corporation (“Barrick” or the “Company”) is a corporation governed by the Business Corporations Act (Ontario). The Company’s head and registered office is located at Brookfield Place, TD Canada Trust Tower, 161 Bay Street, Suite 3700, Toronto, Ontario, M5J 2S1. We are principally engaged in the production and sale of gold and copper, as well as related activities such as exploration and mine development. Our producing gold mines are located in Canada, the United States, Peru, Argentina, Australia, Dominican Republic and Papua New Guinea. We also hold a 63.9% equity interest in Acacia Mining plc (“Acacia”), formerly African Barrick Gold plc, a company listed on the London Stock Exchange that owns gold mines and exploration properties in Africa. Our Copper business contains producing copper mines located in Chile and Zambia and a mine under construction in Saudi Arabia. We also have projects located in South America and North America. We sell our gold and copper production into the world market.

2 > SIGNIFICANT ACCOUNTING POLICIES

A)	Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) under the historical cost convention, as modified by revaluation of derivative contracts and certain financial assets. Accounting policies are consistently applied to all years presented, unless otherwise stated. Certain items within the statement of income have been reclassified in the current year. The prior periods have been restated to reflect the change in presentation. The most significant changes relate to: i) reclassifying closed mine rehabilitation costs and loss (gain) on currency translation from other expense (income) into separate line items on the consolidated statement of income; ii) corporate social responsibility costs have been reclassified from other expenses (income) into community relations costs within cost of sales and within exploration, evaluation and project expenses; and iii) reclassifying energy sales and related cost of sales from other expense (income) into revenue and cost of sales, respectively. These consolidated financial statements were approved for issuance by the Board of Directors on February 18, 2015.

B)	Basis of Preparation

Subsidiaries

These consolidated financial statements include the accounts of Barrick and its subsidiaries. All intercompany balances, transactions, income and expenses, and profits or losses have been eliminated on consolidation. We consolidate subsidiaries where we have the ability to exercise control. Control of an investee is defined to exist when we are exposed to variable returns from our involvement with the investee and have the ability to affect those returns through our power over the investee. Specifically, we control an investee if, and only if, we have all of the following: power over the investee (i.e., existing rights that give us the current ability to direct the relevant activities of the investee); exposure, or rights, to variable returns from our involvement with the investee; and the ability to use our power over the investee to affect its returns. For non wholly-owned, controlled subsidiaries, the net assets attributable to outside equity shareholders are presented as “non-controlling interests” in the equity section of the consolidated balance sheet. Profit for the period that is attributable to non-controlling interests is calculated based on the ownership of the minority shareholders in the subsidiary.

Joint Arrangements

A joint arrangement is defined as one over which two or more parties have joint control, which is the contractually agreed sharing of control over an arrangement. This exists only when the decisions about the relevant activities (being those that significantly affect the returns of the arrangement) require the unanimous consent of the parties sharing control. There are two types of joint arrangements, joint operations (“JO”) and joint ventures (“JV”).

A JO is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets and obligations for the liabilities, relating to the arrangement. In relation to our interests in joint operations, we recognize our share of any assets, liabilities, revenues and expenses of the JO.

BARRICK YEAR END 2014	109	NOTES TO FINANCIAL STATEMENTS

A JV is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Our investment in the JV is accounted for using the equity method.

On acquisition, an equity method investment is initially recognized at cost. The carrying amount of equity method investments includes goodwill identified on acquisition, net of any accumulated impairment losses. The carrying amount is adjusted by our share of post-acquisition net income or loss, depreciation, amortization or impairment of the fair value adjustments made at the date of acquisition, dividends, cash contributions and our share of post-acquisition movements in Other Comprehensive Income (“OCI”).

Associates

An associate is an entity over which the investor has significant influence but not control and that is neither a subsidiary nor an interest in a joint arrangement. Significant influence is presumed to exist where the Company has between 20% and 50% of the voting rights, but can also arise where the Company has less than 20% if we have the power to be actively involved and influential in policy decisions affecting the entity. Our share of the net assets and net income or loss is accounted for in the consolidated financial statements using the equity method of accounting.

Outlined below is information related to our joint arrangements and entities other than 100% owned Barrick subsidiaries at December 31, 2014:

	Place of business	Entity type	Economic interest[1]	Method[2]
Round Mountain Mine	United States	JO	50%	Our share
Turquoise Ridge Mine[3]	United States	JO	75%	Our share
Kalgoorlie Mine	Australia	JO	50%	Our share
Porgera Mine	Papua New Guinea	JO	95%	Our share
Acacia Mining plc[4]	Tanzania	Subsidiary, publicly traded	63.9%	Consolidation
Pueblo Viejo[4]	Dominican Republic	Subsidiary	60%	Consolidation
Cerro Casale Project[4]	Chile	Subsidiary	75%	Consolidation
Donlin Gold Project	United States	JO	50%	Our share
Jabal Sayid[5]	Saudi Arabia	JV	50%	Equity Method
Kabanga Project[5,6]	Tanzania	JV	50%	Equity Method

[1]	Unless otherwise noted, all of our joint arrangements are funded by contributions made by their partners in proportion to their economic interest.
[2]	For our JOs, we recognize our share of any assets, liabilities, revenues and expenses of the JO.
[3]	We have joint control given that decisions about relevant activities require unanimous consent of the parties to the joint operation.
[4]	We consolidate our interests in Pueblo Viejo, Cerro Casale and Acacia and record a non-controlling interest for the 40%, 25% and 36.1%, respectively, that we do not own.
[5]	Barrick has commitments of $29 million relating to its interest in the joint ventures in 2014.
[6]

Our JV is an early stage exploration project and, as such, does not have any significant assets, liabilities, income, contractual commitments or contingencies. Expenses are recognized through our equity pick-up (loss). Refer to note 15 for further details.

C)	Business Combinations

On the acquisition of a business, the acquisition method of accounting is used, whereby the purchase consideration is allocated to the identifiable assets and liabilities on the basis of fair value at the date of acquisition. Provisional fair values allocated at a reporting date are finalized as soon as the relevant information is available, within a period not to exceed twelve months from the acquisition date with retroactive restatement of the impact of adjustments to those provisional fair values effective as at the acquisition date. Incremental costs related to acquisitions are expensed as incurred.

When the amount of purchase consideration is contingent on future events, the initial cost of the acquisition recorded includes an estimate of the fair value of the contingent amounts expected to be payable in the future. When the fair value of contingent consideration as at the date of acquisition is finalized before the purchase price allocation is finalized, the adjustment is allocated to the identifiable assets and liabilities acquired. Subsequent changes to the estimated fair value of contingent consideration are recorded in the consolidated statement of income.

When the cost of the acquisition exceeds the fair values of the identifiable net assets acquired, the difference is

BARRICK YEAR END 2014	110	NOTES TO FINANCIAL STATEMENTS

recorded as goodwill. If the fair value attributable to Barrick’s share of the identifiable net assets exceeds the cost of acquisition, the difference is recognized as a gain in the consolidated statement of income.

Non-controlling interests represent the fair value of net assets in subsidiaries, as at the date of acquisition, that are not held by Barrick and are presented in the equity section of the consolidated balance sheet.

When control of a subsidiary is acquired in stages, its carrying value prior to the acquisition of control is compared with the fair value of the identifiable net assets at that date. If fair value is greater than/less than carrying value, gain/loss is recorded in the consolidated statement of income.

D)	Non-current assets and disposal groups held for sale and Discontinued Operations

Non-current assets and disposal groups are classified as assets held for sale (“HFS”) if it is highly probable that the value of these assets will be recovered primarily through sale rather than through continuing use. They are recorded at the lower of carrying amount and fair value less cost of disposal. Impairment losses on initial classification as HFS and subsequent gains and losses on remeasurement are recognized in the income statement. Once classified as held-for sale, property, plant and equipment are no longer amortized. The assets and liabilities are presented as held for sale in the consolidated balance sheet when the sale is highly probable, the asset or disposal group is available for immediate sale in its present condition and management is committed to the sale, which should be expected to be completed within one year from the date of classification.

A discontinued operation is a component of the Company that can be clearly distinguished from the rest of the Company, both operationally and for financial reporting purposes, and the value of this component is expected to be recovered primarily through sale rather than continuing use.

Results of operations and any gain or loss from disposal are excluded from income before finance items and income taxes and are reported separately as income/loss from discontinued operations.

E)	Foreign Currency Translation

The functional currency of the Company, for each subsidiary of the Company, and for joint arrangements and associates, is the currency of the primary economic environment in which it operates. The functional currency of all of our operations is the US dollar. We translate non-US dollar balances for these operations into US dollars as follows:

•	Property, plant and equipment (“PP&E”), intangible assets and equity method investments using the rates at the time of acquisition;
•	Available-for-sale securities using the closing exchange rate as at the balance sheet date with translation gains and losses recorded in OCI;
•	Deferred tax assets and liabilities using the closing exchange rate as at the balance sheet date with translation gains and losses recorded in income tax expense;
•	Other assets and liabilities using the closing exchange rate as at the balance sheet date with translation gains and losses recorded in other income/expense; and
•

Income and expenses using the average exchange rate for the period, except for expenses that relate to non-monetary assets and liabilities measured at historical rates, which are translated using the same historical rate as the associated non-monetary assets and liabilities.

F)	Revenue Recognition

We record revenue when evidence exists that all of the following criteria are met:

•	The significant risks and rewards of ownership of the product have been transferred to the buyer;
•	Neither continuing managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold, has been retained;
•	The amount of revenue can be reliably measured;
•	It is probable that the economic benefits associated with the sale will flow to us; and
•	The costs incurred or to be incurred in respect of the sale can be reliably measured.

These conditions are generally satisfied when title passes to the customer.

Gold Bullion Sales

Gold bullion is sold primarily in the London spot market. The sales price is fixed at the delivery date based on the gold spot price. Generally, we record revenue from gold bullion sales at the time of physical delivery, which is also the date that title to the gold passes.

Concentrate Sales

Under the terms of concentrate sales contracts with independent smelting companies, gold and copper sales prices are provisionally set on a specified future date after shipment based on market prices. We record revenues under these contracts at the time of shipment, which is also when the risk and rewards of ownership pass to the smelting companies, using forward market gold and copper prices on the expected date that final sales prices will be

BARRICK YEAR END 2014	111	NOTES TO FINANCIAL STATEMENTS

determined. Variations between the price recorded at the shipment date and the actual final price set under the smelting contracts are caused by changes in market gold and copper prices, which result in the existence of an embedded derivative in accounts receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as provisional price adjustments and included in revenue in the consolidated statement of income.

Copper Cathode Sales

Under the terms of copper cathode sales contracts, copper sales prices are provisionally set on a specified future date based upon market commodity prices plus certain price adjustments. Revenue is recognized at the time of shipment, which is also when the risks and rewards of ownership pass to the customer. Revenue is provisionally measured using forward market prices on the expected date that final selling prices will be determined. Variations occur between the price recorded on the date of revenue recognition and the actual final price under the terms of the contracts due to changes in market copper prices, which result in the existence of an embedded derivative in accounts receivable. This embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as provisional price adjustments and included in revenue in the consolidated statement of income.

G)	Exploration and Evaluation (“E&E”)

Exploration expenditures are the costs incurred in the initial search for mineral deposits with economic potential or in the process of obtaining more information about existing mineral deposits. Exploration expenditures typically include costs associated with prospecting, sampling, mapping, diamond drilling and other work involved in searching for ore.

Evaluation expenditures are the costs incurred to establish the technical and commercial viability of developing mineral deposits identified through exploration activities or by acquisition. Evaluation expenditures include the cost of (i) establishing the volume and grade of deposits through drilling of core samples, trenching and sampling activities in an ore body that is classified as either a mineral resource or a proven and probable reserve; (ii) determining the optimal methods of extraction and metallurgical and treatment processes; (iii) studies related to surveying, transportation and infrastructure requirements; (iv) permitting activities; and (v) economic evaluations to determine whether development of the mineralized material is commercially justified, including scoping, prefeasibility and final feasibility studies.

Exploration and evaluation expenditures are expensed as incurred unless management determines that probable future economic benefits will be generated as a result of the expenditures. Once the technical feasibility and commercial viability of a program or project has been demonstrated with a prefeasibility study, and we have recognized reserves in accordance with National Instrument 43-101, we account for future expenditures incurred in the development of that program or project in accordance with our policy for Property, Plant & Equipment, as described in note 2(m).

H)	Earnings per Share

Earnings per share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if additional common shares are assumed to be issued under securities that entitle their holders to obtain common shares in the future. For stock options, the number of additional shares for inclusion in diluted earnings per share calculations is determined using the treasury stock method. Under this method, stock options, whose exercise price is less than the average market price of our common shares, are assumed to be exercised and the proceeds are used to repurchase common shares at the average market price for the period. The incremental number of common shares issued under stock options and repurchased from proceeds is included in the calculation of diluted earnings per share.

I)	Taxation

Current tax for each taxable entity is based on the local taxable income at the local statutory tax rate enacted or substantively enacted at the balance sheet date and includes adjustments to tax payable or recoverable in respect of previous periods.

Deferred tax is recognized using the balance sheet method in respect of all temporary differences between the tax bases of assets and liabilities, and their carrying amounts for financial reporting purposes, except as indicated below.

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

•

Where the deferred income tax liability arises from the initial recognition of goodwill, or the initial recognition of an asset or liability in an acquisition that is not a business combination and, at the time of the acquisition, affects neither the accounting profit nor taxable profit or loss; and

•	In respect of taxable temporary differences associated with investments in subsidiaries and interests in joint

BARRICK YEAR END 2014	112	NOTES TO FINANCIAL STATEMENTS

ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences and the carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry-forward of unused tax assets and unused tax losses can be utilized, except:

•

Where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in an acquisition that is not a business combination and, at the time of the acquisition, affects neither the accounting profit nor taxable profit or loss; and

•

In respect of deductible temporary differences associated with investments in subsidiaries and interests in joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. To the extent that an asset not previously recognized fulfills the criteria for recognition, a deferred income tax asset is recorded.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which the asset is realized or the liability is settled, based on tax rates and tax laws enacted or substantively enacted at the balance sheet date.

Current and deferred tax relating to items recognized directly in equity are recognized in equity and not in the income statement.

Royalties and Special Mining Taxes

Income tax expense includes the cost of royalty and special mining taxes payable to governments that are calculated based on a percentage of taxable profit whereby taxable profit represents net income adjusted for certain items defined in the applicable legislation.

Indirect Taxes

Indirect tax recoverable is recorded at its undiscounted amount, and is disclosed as non-current if not expected to be recovered within twelve months.

J)	Other Investments

Investments in publicly quoted equity securities that are neither subsidiaries nor associates are categorized as available-for-sale. Available-for-sale equity investments are recorded at fair value with unrealized gains and losses recorded in OCI. Realized gains and losses are recorded in earnings when investments are sold and are calculated using the average carrying amount of securities sold.

If the fair value of an investment declines below the carrying amount, we undertake qualitative and quantitative assessments of whether the impairment is either significant or prolonged. If an unrealized loss on an available-for-sale investment has been recognized in OCI and it is deemed to be either significant or prolonged, any cumulative loss that had been recognized in OCI is reclassified as an impairment loss in the consolidated statement of income. The reclassification adjustment is calculated as the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognized. If the value of a previously impaired available-for-sale equity investment subsequently recovers, additional unrealized gains are recorded in OCI and the previously recorded impairment losses are not reversed through the consolidated statement of income.

K)	Inventory

Material extracted from our mines is classified as either ore or waste. Ore represents material that, at the time of extraction, we expect to process into a saleable form and sell at a profit. Raw materials are comprised of both ore in stockpiles and ore on leach pads as processing is required to extract benefit from the ore. Ore is accumulated in stockpiles that are subsequently processed into gold/copper in a saleable form. The recovery of gold and copper from certain oxide ores is achieved through the heap leaching process. Work in process represents gold/copper in the processing circuit that has not completed the production process, and is not yet in a saleable form. Finished goods inventory represents gold/copper in saleable form. Mine operating supplies represent commodity consumables and other raw materials used in the production process, as well as spare parts and other maintenance supplies that are not classified as capital items.

Inventories are valued at the lower of cost and net realizable value. Cost is determined on a weighted average

BARRICK YEAR END 2014	113	NOTES TO FINANCIAL STATEMENTS

basis and includes all costs incurred, based on a normal production capacity, in bringing each product to its present location and condition. Cost of inventories comprises direct labor, materials and contractor expenses, including non-capitalized stripping costs; depreciation on PP&E including capitalized stripping costs; and an allocation of mine site overhead costs. As ore is removed for processing, costs are removed based on the average cost per ounce/pound in the stockpile.

We record provisions to reduce inventory to net realizable value to reflect changes in economic factors that impact inventory value and to reflect present intentions for the use of slow moving and obsolete supplies inventory. Net realizable value is determined with reference to relevant market prices less applicable variable selling expenses. Provisions recorded also reflect an estimate of the remaining costs of completion to bring the inventory into its saleable form. Provisions are also recorded to reduce mine operating supplies to net realizable value, which is generally calculated by reference to its salvage or scrap value, when it is determined that the supplies are obsolete. Provisions are reversed to reflect subsequent recoveries in net realizable value where the inventory is still on hand.

L)	Production Stage

A mine that is under construction is determined to enter the production stage when the project is in the location and condition necessary for it to be capable of operating in the manner intended by management. We use the following factors to assess whether these criteria have been met: (1) the level of capital expenditures compared to construction cost estimates; (2) the completion of a reasonable period of testing of mine plant and equipment; (3) the ability to produce minerals in saleable form (within specifications); and (4) the ability to sustain ongoing production of minerals.

When a mine construction project moves into the production stage, the capitalization of certain mine construction costs ceases and costs are either capitalized to inventory or expensed, except for capitalizable costs related to property, plant and equipment additions or improvements, open pit stripping activities that provide a future benefit, underground mine development or expenditures that meet the criteria for capitalization in accordance with IAS 16 Property Plant and Equipment.

Pre-production stripping costs are capitalized until an “other than de minimis” level of mineral is extracted, after which time such costs are either capitalized to inventory or, if it qualifies as an open pit stripping activity that provides a future benefit, to PP&E. We consider various relevant criteria to assess when an “other than de minimis” level of mineral is produced. Some of the criteria considered would include, but are not limited to, the following: (1) the amount of minerals mined versus total ounces in life of mine (“LOM”) ore; (2) the amount of ore tons mined versus total LOM expected ore tons mined; (3) the current stripping ratio versus the LOM strip ratio; and (4) the ore grade versus the LOM grade.

M)	Property, Plant and Equipment

Buildings, Plant and Equipment

At acquisition, we record buildings, plant and equipment at cost, including all expenditures incurred to prepare an asset for its intended use. These expenditures consist of: the purchase price; brokers’ commissions; and installation costs including architectural, design and engineering fees, legal fees, survey costs, site preparation costs, freight charges, transportation insurance costs, duties, testing and preparation charges.

We capitalize costs that meet the asset recognition criteria. Costs incurred that do not extend the productive capacity or useful economic life of an asset are considered repairs and maintenance expense and are accounted for as a cost of the inventory produced in the period.

Buildings, plant and equipment are depreciated on a straight-line basis over their expected useful life, which commences when the assets are considered available for use. Once buildings, plant and equipment are considered available for use they are measured at cost less accumulated depreciation and applicable impairment losses.

Depreciation on equipment utilized in the development of assets, including open pit and underground mine development, is recapitalized as development costs attributable to the related asset.

Estimated useful lives of Major Asset Categories

Buildings, plant and equipment	5 - 29 years
Underground mobile equipment	5 - 7 years
Light vehicles and other mobile equipment	2 - 3 years
Furniture, computer and office equipment	2 - 3 years

BARRICK YEAR END 2014	114	NOTES TO FINANCIAL STATEMENTS

Leasing Arrangements

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at inception date, including whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets or whether the arrangement conveys a right to use the asset.

Leasing arrangements that transfer substantially all the risks and rewards of ownership of the asset to Barrick are classified as finance leases. Finance leases are recorded as an asset with a corresponding liability at an amount equal to the lower of the fair value of the leased property and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance costs using the effective interest method, whereby a constant rate of interest expense is recognized on the balance of the liability outstanding. The interest element of the lease is charged to the consolidated statement of income as a finance cost.

PP&E assets acquired under finance leases are depreciated, over the shorter of the useful life of the asset and the lease term.

All other leases are classified as operating leases. Operating lease payments are recognized as an operating cost in the consolidated statements of income on a straight-line basis over the lease term.

Mineral Properties

Mineral properties consist of: the fair value attributable to mineral reserves and resources acquired in a business combination or asset acquisition; underground mine development costs; open pit mine development costs; capitalized exploration and evaluation costs; and capitalized interest. In addition, we incur project costs which are generally capitalized when the expenditures result in a future benefit.

i) Acquired Mining Properties

On acquisition of a mining property we prepare an estimate of the fair value attributable to the proven and probable mineral reserves, mineral resources and exploration potential attributable to the property. The estimated fair value attributable to the mineral reserves and the portion of mineral resources considered to be probable of economic extraction at the time of the acquisition is depreciated on a units of production (“UOP”) basis whereby the denominator is the proven and probable reserves and the portion of mineral resources considered to be probable of economic extraction. The estimated fair value attributable to mineral resources that are not considered to be probable of economic extraction at the time of the acquisition is not subject to depreciation, until the resources become probable of economic extraction in the future. The estimated fair value attributable to exploration licenses is recorded as an intangible asset and is not subject to depreciation until the property enters production.

ii) Underground Mine Development Costs

At our underground mines, we incur development costs to build new shafts, drifts and ramps that will enable us to physically access ore underground. The time over which we will continue to incur these costs depends on the mine life. These underground development costs are capitalized as incurred.

Capitalized underground development costs incurred to enable access to specific ore blocks or areas of the underground mine, and which only provide an economic benefit over the period of mining that ore block or area, are depreciated on a UOP basis, whereby the denominator is estimated ounces/pounds of gold/copper in proven and probable reserves and the portion of resources within that ore block or area that is considered probable of economic extraction.

If capitalized underground development costs provide an economic benefit over the entire mine life, the costs are depreciated on a UOP basis, whereby the denominator is the estimated ounces/pounds of gold/copper in total accessible proven and probable reserves and the portion of resources that is considered probable of economic extraction.

iii) Open Pit Mining Costs

In open pit mining operations, it is necessary to remove overburden and other waste materials to access ore from which minerals can be extracted economically. The process of mining overburden and waste materials is referred to as stripping. Stripping costs incurred in order to provide initial access to the ore body (referred to as pre-production stripping) are capitalized as open pit mine development costs.

Stripping costs incurred during the production stage of a pit are accounted for as costs of the inventory produced during the period that the stripping costs are incurred, unless these costs are expected to provide a future economic benefit to an identifiable component of the ore body. Components of the ore body are based on the distinct development phases identified by the mine planning engineers when determining the optimal development plan for the open pit. Production phase stripping costs generate

BARRICK YEAR END 2014	115	NOTES TO FINANCIAL STATEMENTS

a future economic benefit when the related stripping activity: (i) improves access to a component of the ore body to be mined in the future; (ii) increases the fair value of the mine (or pit) as access to future mineral reserves becomes less costly; and (iii) increases the productive capacity or extends the productive life of the mine (or pit). Production phase stripping costs that are expected to generate a future economic benefit are capitalized as open pit mine development costs.

Capitalized open pit mine development costs are depreciated on a UOP basis whereby the denominator is the estimated ounces/pounds of gold/copper in proven and probable reserves and the portion of resources considered probable of economic extraction based on the current LOM plan in the current component of the ore body that has been made more accessible through the stripping activity and all future components in the current plan that benefit from the particular stripping activity. Capitalized open pit mine development costs are depreciated once the open pit has entered production and the future economic benefit is being derived.

Construction-in-Progress

Assets under construction at operating mines are capitalized as construction-in-progress. The cost of construction-in-progress comprises its purchase price and any costs directly attributable to bringing it into working condition for its intended use. Construction-in-progress amounts related to development projects are included in the carrying amount of the development project. Construction-in-progress amounts incurred at operating mines are presented as a separate asset within PP&E. Construction-in-progress also includes deposits on long lead items. Construction-in-progress is not depreciated. Depreciation commences once the asset is complete and available for use.

Capitalized Interest

We capitalize interest costs for qualifying assets. Qualifying assets are assets that require a significant amount of time to prepare for their intended use, including projects that are in the exploration and evaluation, development or construction stages. Qualifying assets also include significant expansion projects at our operating mines. Capitalized interest costs are considered an element of the cost of the qualifying asset which is determined based on gross expenditures incurred on an asset. Capitalization ceases when the asset is substantially complete or if active development is suspended or ceases. Where the funds used to finance a qualifying asset form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to the relevant borrowings during the period. Where funds borrowed are directly attributable to a qualifying asset, the amount capitalized represents the borrowing costs specific to those borrowings. Where surplus funds available out of money borrowed specifically to finance a project are temporarily invested, the total capitalized interest is reduced by income generated from short-term investments of such funds.

Insurance

We record losses relating to insurable events as they occur. Proceeds receivable from insurance coverage are recorded at such time as receipt is receivable or virtually certain and the amount receivable is fixed or determinable. For business interruption the amount is only recognized when it is virtually certain or receivable as supported by receipt of notification of a minimum or proposed settlement amount from the insurance adjuster.

N)	Goodwill

Under the acquisition method of accounting, the costs of business combinations are allocated to the assets acquired and liabilities assumed based on the estimated fair value at the date of acquisition. The excess of the fair value of consideration paid over the fair value of the identifiable net assets acquired is recorded as goodwill. Goodwill is not amortized; instead it is tested annually for impairment at the start of the fourth quarter for all of our segments. In addition, at each reporting period we assess whether there is an indication that goodwill is impaired and, if there is such an indication, we would test for goodwill impairment at that time. At the date of acquisition, goodwill is assigned to the cash generating unit (“CGU”) or group of CGUs that is expected to benefit from the synergies of the business combination. For the purposes of impairment testing, goodwill is allocated to the Company’s operating segments, which corresponds to the level at which goodwill is internally monitored by the Chief Operating Decision Maker (“CODM”), the Co-Presidents.

The recoverable amount of an operating segment is the higher of Value in Use (“VIU”) and Fair Value Less Costs of Disposal (“FVLCD”). A goodwill impairment is recognized for any excess of the carrying amount of the operating segment over its recoverable amount. Goodwill impairment charges are not reversible.

O)	Intangible Assets

Intangible assets acquired by way of an asset acquisition or business combination are recognized if the asset is separable or arises from contractual or legal rights and the fair value can be measured reliably on initial recognition.

BARRICK YEAR END 2014	116	NOTES TO FINANCIAL STATEMENTS

On acquisition of a mineral property in the exploration stage, we prepare an estimate of the fair value attributable to the exploration licenses acquired, including the fair value attributable to mineral resources, if any, of that property. The fair value of the exploration license is recorded as an intangible asset (acquired exploration potential) as at the date of acquisition. When an exploration stage property moves into development, the acquired exploration potential attributable to that property is transferred to mining interests within PP&E.

P)	Impairment of Non-Current Assets

We review and test the carrying amounts of PP&E and intangible assets with definite lives when an indicator of impairment is considered to exist. Impairment assessments on PP&E and intangible assets are conducted at the level of CGU, which is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and includes any liabilities specific to the CGU. For operating mines and projects, the individual mine/project represents a CGU for impairment testing.

The recoverable amount of a CGU is the higher of VIU and FVLCD. An impairment loss is recognized for any excess of the carrying amount of a CGU over its recoverable amount where both the recoverable amount and carrying value include the associated other assets and liabilities including taxes where applicable, of the CGU. Where it is not appropriate to allocate the loss to a separate asset, an impairment loss related to a CGU is allocated to the carrying amount of the assets of the CGU on a pro rata basis based on the carrying amount of its non-monetary assets.

Impairment Reversal

Impairment losses for PP&E and intangible assets are reversed if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized, and it has been determined that the asset is no longer impaired or that impairment has decreased. This reversal is recognized in the consolidated statements of income and is limited to the carrying value that would have been determined, net of any depreciation where applicable, had no impairment charge been recognized in prior years. When an impairment reversal is undertaken, the recoverable amount is assessed by reference to the higher of VIU and FVLCD.

Q)	Debt

Debt is recognized initially at fair value, net of financing costs incurred, and subsequently measured at amortized cost. Any difference between the amounts originally received and the redemption value of the debt is recognized in the consolidated statement of income over the period to maturity using the effective interest method.

R)	Derivative Instruments and Hedge Accounting

Derivative Instruments

Derivative instruments are recorded at fair value on the consolidated balance sheet, classified based on contractual maturity. Derivative instruments are classified as either hedges of the fair value of recognized assets or liabilities or of firm commitments (“fair value hedges”), hedges of highly probable forecast transactions (“cash flow hedges”) or non-hedge derivatives. Derivatives designated as either a fair value or cash flow hedge that are expected to be highly effective in achieving offsetting changes in fair value or cash flows are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated. Derivative assets and derivative liabilities are shown separately in the balance sheet unless there is a legal right to offset and intent to settle on a net basis.

Fair Value Hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the consolidated statement of income, together with any changes in the fair value of the hedged asset or liability or firm commitment that is attributable to the hedged risk.

Cash Flow Hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity. The gain or loss relating to the ineffective portion is recognized in the consolidated statements of income. Amounts accumulated in equity are transferred to the consolidated statements of income in the period when the forecasted transaction impacts earnings. When the forecasted transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the measurement of the initial carrying amount of the asset or liability.

When a derivative designated as a cash flow hedge expires or is sold and the forecasted transaction is still expected to occur, any cumulative gain or loss relating to the derivative that is recorded in equity at that time remains in equity and is recognized in the consolidated statements of income

BARRICK YEAR END 2014	117	NOTES TO FINANCIAL STATEMENTS

when the forecasted transaction occurs. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was recorded in equity is immediately transferred to the consolidated statements of income.

Non-Hedge Derivatives

Derivative instruments that do not qualify as either fair value or cash flow hedges are recorded at their fair value at the balance sheet date, with changes in fair value recognized in the consolidated statements of income.

S)	Embedded Derivatives

Derivatives embedded in other financial instruments or executory contracts are accounted for as separate derivatives when their risks and characteristics are not closely related to their host financial instrument or contract. In some cases, the embedded derivatives may be designated as hedges and are accounted for as described above.

T)	Fair Value Measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Refer to note 25 for further information.

U)	Environmental Rehabilitation Provision

Mining, extraction and processing activities normally give rise to obligations for environmental rehabilitation. Rehabilitation work can include facility decommissioning and dismantling; removal or treatment of waste materials; site and land rehabilitation, including compliance with and monitoring of environmental regulations; security and other site-related costs required to perform the rehabilitation work; and operation of equipment designed to reduce or eliminate environmental effects. The extent of work required and the associated costs are dependent on the requirements of relevant authorities and our environmental policies. Routine operating costs that may impact the ultimate closure and rehabilitation activities, such as waste material handling conducted as an integral part of a mining or production process, are not included in the provision. Costs arising from unforeseen circumstances, such as the contamination caused by unplanned discharges, are recognized as an expense and liability when the event that gives rise to an obligation occurs and reliable estimates of the required rehabilitation costs can be made.

Provisions for the cost of each rehabilitation program are normally recognized at the time that an environmental disturbance occurs or a constructive obligation is determined. When the extent of disturbance increases over the life of an operation, the provision is increased accordingly. The major parts of the carrying amount of provisions relate to tailings pond closure/rehabilitation; demolition of buildings/mine facilities; ongoing water treatment; and ongoing care and maintenance and security of closed mines. Costs included in the provision encompass all closure and rehabilitation activity expected to occur progressively over the life of the operation at the time of closure and post-closure in connection with disturbances as at the reporting date. Estimated costs included in the determination of the provision reflect the risks and probabilities of alternative estimates of cash flows required to settle the obligation at each particular operation. The expected rehabilitation costs are estimated based on the cost of external contractors performing the work or the cost of performing the work internally depending on management’s intention.

The timing of the actual rehabilitation expenditure is dependent upon a number of factors such as the life and nature of the asset, the operating license conditions and the environment in which the mine operates. Expenditures may occur before and after closure and can continue for an extended period of time depending on rehabilitation requirements. Rehabilitation provisions are measured at the expected value of future cash flows, which exclude the effect of inflation, discounted to their present value using a current US dollar real risk-free pre-tax discount rate. The unwinding of the discount, referred to as accretion expense, is included in finance costs and results in an increase in the amount of the provision. Provisions are updated each reporting period for changes to expected cash flows and for the effect of changes in the discount rate, and the change in estimate is added or deducted from the related asset and depreciated over the expected economic life of the operation to which it relates.

Significant judgments and estimates are involved in forming expectations of future activities and the amount and timing of the associated cash flows. Those expectations are formed based on existing environmental and regulatory requirements or, if more stringent, our environmental policies which give rise to a constructive obligation.

When provisions for closure and rehabilitation are initially recognized, the corresponding cost is capitalized as an asset, representing part of the cost of acquiring the future economic benefits of the operation. The capitalized cost of closure and rehabilitation activities is recognized in PP&E

BARRICK YEAR END 2014	118	NOTES TO FINANCIAL STATEMENTS

and depreciated over the expected economic life of the operation to which it relates.

Adjustments to the estimated amount and timing of future closure and rehabilitation cash flows are a normal occurrence in light of the significant judgments and estimates involved. The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and resources with a corresponding change in the life of mine plan; changing ore characteristics that impact required environmental protection measures and related costs; changes in water quality that impact the extent of water treatment required; changes in discount rates; changes in foreign exchange rates and changes in laws and regulations governing the protection of the environment.

Rehabilitation provisions are adjusted as a result of changes in estimates and assumptions. Those adjustments are accounted for as a change in the corresponding cost of the related assets, including the related mineral property, except where a reduction in the provision is greater than the remaining net book value of the related assets, in which case the value is reduced to nil and the remaining adjustment is recognized in the consolidated statement of income. In the case of closed sites, changes in estimates and assumptions are recognized immediately in the consolidated statement of income. For an operating mine, the adjusted carrying amount of the related asset is depreciated prospectively. Adjustments also result in changes to future finance costs.

V)	Litigation and Other Provisions

Provisions are recognized when a present obligation exists (legal or constructive), as a result of a past event, for which it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are discounted to their present value using a current US dollar real risk-free pre-tax discount rate and the accretion expense is included in finance costs.

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings, the Company with assistance from its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

If the assessment of a contingency suggests that a loss is probable, and the amount can be reliably estimated, then a loss is recorded. When a contingent loss is not probable but is reasonably possible, or is probable but the amount of loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case we disclose the nature of the guarantee. Legal fees incurred in connection with pending legal proceedings are expensed as incurred. Contingent gains are only recognized when the inflow of economic benefits is virtually certain.

W)	Stock-Based Compensation

Barrick offers equity-settled (Employee Stock Option Plan (“ESOP”), Employee Share Purchase Plan (“ESPP”)), cash-settled (Restricted Share Units (“RSU”), Deferred Share Units (“DSU”), Performance Restricted Share Units (“PRSU”)) and Performance Granted Share Units (“PGSU”) awards to certain employees, officers and directors of the Company.

Equity-settled awards are measured at fair value using the Lattice model with market related inputs as of the date of the grant. The cost is recorded over the vesting period of the award to the same expense category as the award recipient’s payroll costs (i.e. cost of sales, operating segment administration, corporate administration) and the corresponding entry is recorded in equity. Equity-settled awards are not remeasured subsequent to the initial grant date.

Cash-settled awards are measured at fair value initially using the market value of the underlying shares on the day preceding the date of the grant of the award and are required to be remeasured to fair value at each reporting date until settlement. The cost is then recorded over the vesting period of the award. This expense, and any changes in the fair value of the award, is recorded to the same expense category as the award recipient’s payroll costs. The cost of a cash-settled award is recorded within liabilities until settled.

We use the accelerated method (also referred to as ‘graded’ vesting) for attributing stock option expense over the vesting period. Stock option expense incorporates an expected forfeiture rate. The expected forfeiture rate is estimated based on historical forfeiture rates and expectations of future forfeiture rates. We make adjustments if the actual forfeiture rate differs from the expected rate.

BARRICK YEAR END 2014	119	NOTES TO FINANCIAL STATEMENTS

Employee Stock Option Plan (“ESOP”)

Under Barrick’s ESOP, certain officers and key employees of the Corporation may purchase common shares at an exercise price that is equal to the closing share price on the day before the grant of the option. The grant date is the date when the details of the award, including the number of options granted to the individual and the exercise price, are approved. Stock options vest equally over four years, beginning in the year after granting. The ESOP arrangement has graded vesting terms, and therefore, multiple vesting periods must be valued and accounted for separately over their respective vesting periods. The compensation expense of the instruments issued for each grant under the ESOP is calculated using the Lattice model. The compensation expense is adjusted by the estimated forfeiture rate which is estimated based on historical forfeiture rates and expectations of future forfeiture rates. We make adjustments if the actual forfeiture rate differs from the expected rate.

Restricted Share Units (“RSU”)

Under our RSU plan, selected employees are granted RSUs where each RSU has a value equal to one Barrick common share. RSUs generally vest from two-and-a-half to three years and are settled in cash upon vesting. Additional RSUs are credited to reflect dividends paid on Barrick common shares over the vesting period.

A liability for RSUs is measured at fair value on the grant date and is subsequently adjusted for changes in fair value. The liability is recognized on a straight-line basis over the vesting period, with a corresponding charge to compensation expense, as a component of corporate administration and operating segment administration. Compensation expenses for RSUs incorporate an estimate for expected forfeiture rates based on which the fair value is adjusted.

Deferred Share Units (“DSU”)

Under our DSU plan, Directors must receive a specified portion of their basic annual retainer in the form of DSUs, with the option to elect to receive 100% of such retainer in DSUs. Each DSU has the same value as one Barrick common share. DSUs must be retained until the Director leaves the Board, at which time the cash value of the DSUs is paid out. Additional DSUs are credited to reflect dividends paid on Barrick common shares. The initial fair value of the liability is calculated as of the grant date and is recognized immediately. Subsequently, at each reporting date and on settlement, the liability is remeasured, with any change in fair value recorded as compensation expense in the period. Officers may also elect to receive a portion or all of their incentive compensation in the form of DSUs.

Performance Restricted Share Units (“PRSU”)

Under our PRSU plan, selected employees are granted PRSUs, where each PRSU has a value equal to one Barrick common share. PRSUs vest at the end of a three-year period and are settled in cash on the third anniversary of the grant date. Additional PRSUs are credited to reflect dividends paid on Barrick common shares over the vesting period. Vesting, and therefore the liability, is based on the achievement of performance goals and the target settlement ranges from 0% to 200% of the original grant of units.

The value of a PRSU reflects the value of a Barrick common share and the number of shares issued is adjusted for its relative performance against certain competitors and other internal financial performance measures. Therefore, the fair value of the PRSUs is determined with reference to the closing stock price at each remeasurement date.

The initial fair value of the liability is calculated as of the grant date and is recognized within compensation expense using the straight-line method over the vesting period. Subsequently, at each reporting date and on settlement, the liability is remeasured, with any changes in fair value recorded as compensation expense. The fair value is adjusted for the revised estimated forfeiture rate.

Performance Granted Share Units (“PGSU”)

Under our PGSU plan, selected employees are granted PGSUs, where each PGSU has a value equal to one Barrick common share. Annual PGSU awards are determined based on a multiple ranging from one to six times base salary (depending on position and level of responsibility) multiplied by a performance factor. The number of PGSUs granted to a plan participant is determined by dividing the dollar value of the award by the closing price of Barrick common shares on the day prior to the grant. Upon vesting, PGSUs are converted into common shares and these shares cannot be sold until the employee retires or leaves Barrick. PGSUs vest at the end of the third year from the date of the grant.

The initial fair value of the liability is calculated as of the grant date and is recognized within compensation expense using the straight-line method over the vesting period. Subsequently, at each reporting date and on settlement, the liability is remeasured, with any changes in fair value recorded as compensation expense. The fair value is adjusted for the revised estimated forfeiture rate.

BARRICK YEAR END 2014	120	NOTES TO FINANCIAL STATEMENTS

Employee Share Purchase Plan

Under our ESPP plan, Barrick employees can purchase Company shares through payroll deduction. Each year, employees may contribute 1%-6% of their combined base salary and annual short-term incentive, and Barrick will match 50% of the contribution, up to a maximum of $5,000 per year.

Both Barrick and the employee make the contributions on a bi-monthly basis with the funds being transferred to a custodian who purchases Barrick Common Shares in the open market. Shares purchased with employee contributions have no vesting requirement; however, shares purchased with Barrick’s contributions vest approximately one year from contribution date. All dividend income is used to purchase additional Barrick shares.

Barrick records an expense equal to its bi-monthly cash contribution. No forfeiture rate is applied to the amounts accrued. Where an employee leaves prior to vesting, any accrual for contributions by Barrick during the year related to that employee is reversed.

X)    Post-Retirement Benefits

Defined Contribution Pension Plans

Certain employees take part in defined contribution employee benefit plans whereby we contribute up to 6% of the employees’ annual salary. We also have a retirement plan for certain officers of Barrick under which we contribute 15% of the officer’s annual salary and annual short-term incentive. The contributions are recognized as compensation expense as incurred. The Company has no further payment obligations once the contributions have been paid.

Defined Benefit Pension Plans

We have qualified defined benefit pension plans that cover certain former United States and Canadian employees and provide benefits based on employees’ years of service. Our policy is to fund the amounts necessary on an actuarial basis to provide enough assets to meet the benefits payable to plan members. Independent trustees administer assets of the plans, which are invested mainly in fixed income and equity securities.

As well as the qualified plans, we have non-qualified defined benefit pension plans covering certain employees and former directors of Barrick. No funding is done on these plans and contributions for future years are required to be equal to benefit payments.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise.

Our valuations are carried out using the projected unit credit method. We record the difference between the fair value of the plan assets and the present value of the plan obligations as an asset or liability on the consolidated balance sheets.

Pension Plan Assets and Liabilities

Pension plan assets, which consist primarily of fixed-income and equity securities, are valued using current market quotations. Plan obligations and the annual pension expense are determined on an actuarial basis and are affected by numerous assumptions and estimates including the market value of plan assets, estimates of the expected return on plan assets, discount rates, future wage increases and other assumptions.

The discount rate and life expectancy are the assumption that generally have the most significant impact on our pension cost and obligation.

Other Post-Retirement Benefits

We provide post-retirement medical, dental, and life insurance benefits to certain employees. Actuarial gains and losses resulting from variances between actual results and economic estimates or actuarial assumptions are recorded in OCI.

Y)	New Accounting Standards Adopted during the Year

The Company has adopted IFRIC 21 Levies effective January 1, 2014.

IFRIC 21 Levies

In May 2013, the IASB issued IFRIC 21 Levies, which sets out the accounting for an obligation to pay a levy that is not income tax. The interpretation addresses what the obligating event is that gives rise to the recognition of a liability to pay a levy. We performed an assessment of the impact of IFRIC 21 and concluded it did not have a significant impact on our consolidated financial statements.

Z)	New Accounting Standards Issued But Not Yet Effective

IFRS 9 Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments bringing together the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains

BARRICK YEAR END 2014	121	NOTES TO FINANCIAL STATEMENTS

but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. IFRS 9 also amends some of the requirements of IFRS 7 Financial Instruments: Disclosures, including added disclosures about investments in equity instruments measured at fair value in OCI, and guidance on financial liabilities and derecognition of financial instruments.

The mandatory effective date of IFRS 9 would be annual periods beginning on or after January 1, 2018, with early adoption permitted. IFRS 9 will be applied starting January 1, 2015 and consequently, we will amend our accounting policy for derivative instruments and hedge accounting reflecting the early adoption. We expect to have reduced volatility in our income statements and an increase in the amount of unrealized gains and losses being reported in OCI as a result of adopting IFRS 9.

IFRS 15 Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers, which covers principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. Application of the standard is mandatory for annual reporting periods beginning on or after January 1, 2017, with earlier application permitted. We are currently assessing the impact on our consolidated financial statements along with timing of our adoption of IFRS 15.

3 > CRITICAL JUDGMENTS, ESTIMATES, ASSUMPTIONS AND RISKS

Many of the amounts included in the consolidated balance sheet require management to make judgments and/or estimates. These judgments and estimates are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. Actual results may differ from the estimates. Information about such judgments and estimates is contained in the description of our accounting policies and/or other notes to the financial statements. The key areas where judgments, estimates and assumptions have been made are summarized below.

Reserves and Resources

Estimates of the quantities of proven and probable mineral reserves and mineral resources, form the basis for our LOM plans, which are used for a number of important business and accounting purposes, including: the calculation of depreciation expense; the capitalization of production phase stripping costs; and forecasting the timing of the payments related to the environmental rehabilitation provision. In addition, the underlying LOM plans are used in the impairment tests for goodwill and non-current assets. We estimate our ore reserves and mineral resources based on information compiled by qualified persons as defined in accordance with the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects requirements. Refer to notes 18 and 20.

Impairment and reversal of impairment for non-current assets and impairment of Goodwill

Goodwill and non-current assets are tested for impairment if there is an indicator of impairment, and in the case of goodwill, annually at the start of the fourth quarter for all of our operating segments. Calculating the estimated fair values of CGUs for non-current asset impairment tests and CGUs or groups of CGUs for goodwill impairment tests requires management to make estimates and assumptions with respect to future production levels, operating and capital costs in our LOM plans, future metal prices, foreign exchange rates, Net Asset Value (“NAV”) multiples, value of reserves outside LOM plans in relation to the assumptions related to comparable entities and the market values per ounce and per pound and discount rates. Changes in any of the assumptions or estimates used in determining the fair values could impact the impairment analysis. Refer to note 2n, note 2p and note 20 for further information. Other than what is disclosed in note 20, we have not identified any impairment triggers or any indicators that prior impairments are required to be tested for reversal for the year ended December 31, 2014.

Provisions for Environmental Rehabilitation

Management assesses its provision for environmental rehabilitation on an annual basis or when new information becomes available. This assessment includes the estimation of the future rehabilitation costs, the timing of these expenditures, and the impact of changes in discount rates and foreign exchange rates. The actual future expenditures may differ from the amounts currently provided if the estimates made are significantly different than actual results or if there are significant changes in environmental and/or regulatory requirements in the future. Refer to notes 2u and 26 for further information.

Taxes

Management is required to make estimations regarding the tax basis of assets and liabilities and related deferred income tax assets and liabilities, amounts recorded for uncertain tax positions, the measurement of income tax expense and indirect taxes, and estimates of the timing of repatriation of earnings, which would impact the recognition of withholding taxes and taxes related to the

BARRICK YEAR END 2014	122	NOTES TO FINANCIAL STATEMENTS

outside basis on subsidiaries/associates. A number of these estimates require management to make estimates of future taxable profit, and the recoverability of indirect taxes, and if actual results are significantly different than our estimates, the ability to realize the deferred tax assets and indirect tax receivables recorded on our balance sheet could be impacted. Refer to note 2i, note 11 and note 29 for further information.

Contingencies

Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will only be resolved when one or more future events not wholly within our control occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims, that may result in such proceedings or regulatory or government actions that may negatively impact our business or operations, the Company with assistance from its legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims or actions as well as the perceived merits of the nature and amount of relief sought or expected to be sought, when determining the amount, if any, to recognize as a contingent liability or assessing the impact on the carrying value of assets. Contingent assets are not recognized in the consolidated financial statements. Refer to note 35 for more information.

Pascua-Lama

As a result of our decision to suspend the construction of our Pascua-Lama project, significant judgment and estimation has been used in determining our accrued liabilities, including: demobilization, contract claims, severance and VAT refunds previously received in Chile. For contractors, it is necessary to estimate accruals for work completed but not yet invoiced based on subjective assessments of the stage of completion of their work in relation to invoices rendered; and for costs arising from existing contracts for legal or constructive obligations arising from our demobilization actions. In addition, we have received VAT refunds in Chile related to Pascua-Lama of $543 million that will require repayment should the project not come into production by 2017, which has not been accrued as the suspension is considered temporary. We expect to be able to extend the date of the commencement of production with the Chilean authorities to avoid repaying these amounts, although if unsuccessful, would be required to repay them. We also recorded VAT recoverable in Argentina of $461 million at December 31, 2014 (December 31, 2013 – $519 million), which may not be recoverable should the project not advance to production and is subject to devaluation risk as the amounts are recoverable in Argentine pesos.

Refer to note 27 for a summary of our key financial risks.

Other Notes to the Financial Statements

Note
Divestitures	4
Segment information	5
Revenue	6
Cost of sales	7
Exploration, evaluation and project expenses	8
Other expense (income)	9
General and administrative expenses	10
Income tax expense	11
Loss per share	12
Finance costs	13
Cash flow – other items	14
Investments	15
Inventories	16
Accounts receivable and other current assets	17
Property, plant and equipment	18
Goodwill and other intangible assets	19
Impairment of goodwill and non-current assets	20
Other assets	21
Accounts payable	22
Other current liabilities	23
Financial instruments	24
Fair value measurements	25
Provisions	26
Financial risk management	27
Other non-current liabilities	28
Deferred income taxes	29
Capital stock	30
Non-controlling interests	31
Remuneration of key management personnel	32
Stock-based compensation	33
Post-retirement benefits	34
Contingencies	35

BARRICK YEAR END 2014	123	NOTES TO FINANCIAL STATEMENTS

4 > DIVESTITURES

A) Divestment	of 50 percent interest in Jabal Sayid

On July 13, 2014, Barrick entered into an agreement to form a joint venture with Ma’aden to operate the Jabal Sayid copper project. Ma’aden, which is 50 percent owned by the Saudi Arabian government, acquired its 50 percent interest in the new joint venture company for cash consideration of $216 million. The transaction closed on December 3, 2014. Since the transaction resulted in a loss of control, the assets and liabilities were written down to their fair value less costs of disposal, which resulted in an impairment loss of $514 million, including $316 million of goodwill, for the year ended December 31, 2014. Refer to note 20 for further details of the impairment loss.

Jabal Sayid is a joint arrangement which is structured through a separate entity of which Barrick is a 50 percent shareholder. The terms of the contractual arrangement provide that we have rights to 50 percent of the net earnings of the entity, and therefore we concluded that it was a joint venture and, as such, we recorded it as an equity method investment.

B) Disposition	of Australian assets

On January 31, 2014, we closed the sale of our Plutonic mine for total cash consideration of $22 million. In addition, on March 1, 2014, we completed the sale of our Kanowna mine for total cash consideration of $67 million. The transactions resulted in a loss of $5 million for the year ended December 31, 2014.

On September 30, 2013, we recorded the sale of Yilgarn South assets, which comprised of Granny Smith, Lawlers and Darlot mines from Australia for total proceeds of $266 million, consisting of $135 million in cash and $131 million in Gold Fields Limited shares (“GFL”). We measured GFL shares using the quoted market price at September 30, 2013 and there were no restrictions on when we would be able to divest these shares. As a result of this sale, we recognized a gain of $11 million for the year ended December 31, 2013.

C) Disposition	of 10 percent interest in Acacia

On March 11, 2014, we completed the divestment of 41 million ordinary shares in Acacia, representing 10 percent of the issued ordinary share capital of Acacia for net cash proceeds of $186 million. Subsequent to the divestment, we continue to retain a controlling interest in Acacia and continue to consolidate Acacia. We have accounted for the divestment as an equity transaction and, accordingly, recorded the difference between the proceeds received and the carrying value of $179 million as $7 million of additional paid-in capital in shareholders’ equity.

D) Disposition	of Marigold mine

On April 4, 2014, we completed the divestiture of our minority interest in the Marigold mine, for total cash consideration of $86 million. The transaction resulted in a gain of $21 million for the year ended December 31, 2014.

E) Disposition	of Barrick Energy

On July 31, 2013, we closed the sale of Barrick Energy for total proceeds of $435 million, consisting of $387 million in cash and a future royalty valued at $48 million. As a result of the sale, we recognized a loss of $519 million for the year ended December 31, 2013 representing the difference between the net proceeds and our carrying value.

The condensed statement of income for Barrick Energy for the year ended December 31, 2013, which has been disclosed as a discontinued operation in the consolidated statements of income, is as follows:

For the year ended December 31	2013
Revenue	$ 93
Cost of sales[1]	79
Loss on remeasurement/impairment	519
Other expense	13
Loss before finance items and income taxes	(518)
Finance items	(1)
Loss before income taxes	(519)
Income tax recovery	13
Net loss	$ (506)

1 Includes depreciation of $43 million for the year ended December 31, 2013.

BARRICK YEAR END 2014	124	NOTES TO FINANCIAL STATEMENTS

5 > SEGMENT INFORMATION

As a result of the organizational changes that were implemented in third quarter 2014, we have determined that our Co-Presidents, acting together, are Barrick’s Chief Operating Decision Maker (“CODM”). Beginning in fourth quarter 2014, CODM reviews the operating results, assesses performance and makes capital allocation decisions at the mine site or project level, with the exception of Acacia which is reviewed and assessed as a separate business. Therefore, each individual mine site and Acacia are operating segments for financial reporting purposes. As a result, our former North America Portfolio, Australia Pacific and Copper operating segments have been eliminated and each individual mine within those segments is now an operating segment. For segment reporting purposes, we present our reportable operating segments as follows: eight individual gold mines, Acacia and our Pascua-Lama project. The remaining operating segments have been grouped into two other categories: (a) our remaining gold mines and (b) our two copper mines.

Segment performance is evaluated based on a number of measures including operating income before tax, production levels and unit production costs. Income tax, operating segment administration, finance income and costs, impairment charges and reversals, investment write-downs and gains/losses on hedge and non-hedge derivatives are managed on a consolidated basis and are therefore not reflected in segment income.

    Consolidated Statements of Income Information

		Cost of Sales
For the year ended December 31, 2014	Revenue	Direct Mining, Royalties and Community Relations	Depreciation	Exploration, Evaluation and Project Expenses	Other Expenses (Income)[1]	Segment Income (Loss)
Goldstrike	$1,154	$519	$132	$1	$6	$496
Cortez	1,093	432	255	1	12	393
Pueblo Viejo	1,552	642	243	-	(2)	669
Lagunas Norte	775	243	92	2	(1)	439
Veladero	894	438	116	3	7	330
Turquoise Ridge	252	94	17	1	1	139
Porgera	644	465	80	2	13	84
Kalgoorlie	417	267	42	1	1	106
Acacia	923	564	129	18	21	191
Pascua-Lama	-	-	14	113	(12)	(115)
Other Mines - Gold	1,282	785	301	13	(4)	187
Other Mines - Copper[2]	1,226	787	174	42	(10)	233
	$ 10,212	$ 5,236	$ 1,595	$ 197	$ 32	$ 3,152

BARRICK YEAR END 2014	125	NOTES TO FINANCIAL STATEMENTS

    Consolidated Statements of Income Information

		Cost of Sales
For the year ended December 31, 2013	Revenue	Direct Mining, Royalties and Community Relations	Depreciation	Exploration, Evaluation and Project Expenses	Other Expenses (Income)[1]	Segment Income (Loss)
Goldstrike	$1,252	$550	$112	$ -	$9	$581
Cortez	1,938	315	321	3	10	1,289
Pueblo Viejo	995	435	139	-	(9)	430
Lagunas Norte	839	227	54	3	7	548
Veladero	941	400	168	6	13	354
Turquoise Ridge	225	95	14	-	1	115
Porgera	659	450	74	7	12	116
Kalgoorlie	468	281	28	1	4	154
Acacia	937	596	160	17	49	115
Pascua-Lama	-	-	3	388	-	(391)
Other Mines - Gold	2,474	1,485	409	30	25	525
Other Mines - Copper[2]	1,653	926	188	57	14	468
	$ 12,381	$ 5,760	$ 1,670	$ 512	$ 135	$ 4,304

[1]

Other expenses include accretion expense, which is included with finance costs in the consolidated statements of income. For the year ended December 31, 2014, accretion expense was $51 million (2013: $51 million). Refer to note 9a for details of other expenses (income).

[2]	Includes exploration and evaluation expense and losses from equity investees that hold copper projects.

Reconciliation of Segment Income to Loss from Continuing Operations Before Income Taxes
For the years ended December 31	2014	2013
Segment income	$3,152	$4,304
Other revenue[1]	27	146
Other cost of sales/amortization[1,2]	1	101
Exploration, evaluation and project expenses not attributable to segments	(195)	(168)
General and administrative expenses	(385)	(390)
Other (expense) income not attributable to segments	(5)	28
Impairment charges	(4,106)	(12,687)
Loss on currency translation	(132)	(180)
Closed mine rehabilitation	(83)	(100)
Finance income	11	9
Finance costs (includes non segment accretion)	(745)	(606)
(Loss) gain on non-hedge derivatives	(193)	76
Loss before income taxes	$(2,653)	$(9,467)

1 Includes revenue and costs from Pierina, which is not part of any of our operating segments. Pierina entered closure in 2013.

2 Includes all realized hedge gains/losses.

BARRICK YEAR END 2014	126	NOTES TO FINANCIAL STATEMENTS

Geographic Information

	Non-current assets[1]		Revenue[2]
	As at Dec. 31, 2014	As at Dec. 31, 2013	2014	2013
United States	$ 9,455	$ 7,014	$ 3,095	$ 4,117
Zambia	395	1,036	515	666
Chile	3,711	3,998	711	987
Dominican Republic	5,208	4,836	1,552	995
Argentina	2,517	2,425	894	941
Tanzania	1,717	1,549	923	937
Canada	495	448	283	278
Saudi Arabia	343	741	-	-
Australia	1,155	997	821	1,962
Papua New Guinea	668	672	644	659
Peru	1,045	734	801	985
Unallocated[1]	1,020	6,786	-	-
Total	$ 27,729	$ 31,236	$ 10,239	$ 12,527
[1]	As a result of the reorganization of our operating segments in the fourth quarter of 2014, the presentation of the 2014 non-current asset information differs from the 2013 information, which reflects the presentation under the previous operating segment grouping. The primary difference relates to the presentation of goodwill in our former operating units in 2013 while being presented with the individual mine site for 2014. We have determined that it is not practical to restate prior year comparative information into current year segment presentation, nor is it practical to disclose 2014 information into the previous segment grouping, as the goodwill impairments recorded in each of 2013 and 2014 would have been determined at the operating segment level which is different in each year. As a result, the 2014 non-current asset information is presented under the updated segment presentation and the comparative 2013 information is disclosed under the previous segment grouping.
[2]	Presented based on the location from which the product originated.

    Capital Expenditures Information

	Segment Capital Expenditures[1]
	For the year ended Dec. 31, 2014	For the year ended Dec. 31, 2013
Goldstrike	$ 558	$ 474
Cortez	189	396
Pueblo Viejo	134	169
Lagunas Norte	82	145
Veladero	173	208
Turquoise Ridge	30	55
Porgera	33	171
Kalgoorlie	66	66
Acacia	254	387
Pascua-Lama	195	2,226
Other Mines - Gold	183	487
Other Mines - Copper	298	405
Segment total	$ 2,195	$ 5,189
Other items not allocated to segments	69	120
Total	$ 2,264	$ 5,309

[1]	Segment capital expenditures are presented for internal management reporting purposes on an accrual basis. Capital expenditures in the Consolidated Statements of Cash Flow are presented on a cash basis. In 2014, cash expenditures were $2,432 million (2013: $5,501 million) and the decrease in accrued expenditures was $168 million (2013: $192 million decrease).

BARRICK YEAR END 2014	127	NOTES TO FINANCIAL STATEMENTS

6 > REVENUE

For the years ended December 31	2014	2013
Gold bullion sales[1]
Spot market sales	$ 8,471	$ 10,427
Concentrate sales	273	243
	$ 8,744	$ 10,670
Copper sales[1]
Copper cathode sales	$ 710	$ 987
Concentrate sales	514	664
	$ 1,224	$ 1,651
Other sales[2]	$ 271	$ 206
Total	$ 10,239	$ 12,527
[1]	Revenues include amounts transferred from OCI to earnings for commodity cash flow hedges (see note 24d).
[2]	Revenues include the sale of by-products for our gold and copper mines and energy sales from Monte Rio.

Principal Products

All of our gold mining operations produce gold in doré form, except Acacia’s gold mines of Bulyanhulu and Buzwagi which produce both gold doré and gold concentrate. Gold doré is unrefined gold bullion bars usually consisting of 90% gold that is refined to pure gold bullion prior to sale to our customers. Concentrate is a processing product containing the valuable ore mineral from which most of the waste mineral has been eliminated. Our Lumwana mine produces a concentrate that primarily contains copper. At our Zaldívar mine we produce copper cathode, which consists of 99.9% copper.

Revenue

Revenue is presented net of direct sales taxes of $48 million (2013: $51 million). Incidental revenues from the sale of by-products, primarily copper, silver and energy at our gold mines, are classified within other sales.

Provisional Copper and Gold Sales

We have provisionally priced sales for which price finalization, referenced to the relevant copper and gold index, is outstanding at the balance sheet date. Our exposure at December 31, 2014 to the impact of movements in market commodity prices for provisionally priced sales is set out in the following table:

	Volumes subject to final pricing		Impact on net income before taxation of 10% movement in market price $M
As at December 31	2014	2013	2014	2013
Copper pounds (millions)	82	63	$24	$21
Gold ounces (000s)	28	19	3	3

For the year ended December 31, 2014, our provisionally priced copper sales included provisional pricing losses of $38 million (2013: $9 million loss) and our provisionally priced gold sales included provisional pricing losses of $1 million (2013: $10 million loss).

At December 31, 2014, our provisionally priced copper and gold sales subject to final settlement were recorded at average prices of $2.88/lb (2013: $3.34/lb) and $1,201/oz (2013: $1,349/oz), respectively. The sensitivities in the above tables have been determined as the impact of a 10% change in commodity prices at each reporting date, while holding all other variables, including foreign currency exchange rates, constant.

7 > COST OF SALES

For the years ended December 31	2014	2013
Direct mining cost [1,2,3]	$4,803	$5,205
Depreciation	1,648	1,732
Royalty expense	303	321
Community relations	76	71
Total	$6,830	$7,329
[1]	Direct mining cost includes charges to reduce the cost of inventory to net realizable value of $121 million (2013: $46 million).
[2]	Direct mining cost includes the costs of extracting by-products.
[3]	Includes employee costs of $1,381 million (2013: $1,737 million).

BARRICK YEAR END 2014	128	NOTES TO FINANCIAL STATEMENTS

Cost of Sales

Cost of sales consists of direct mining costs (which include personnel costs, certain general and administrative costs, energy costs (principally diesel fuel and electricity), maintenance and repair costs, operating supplies, external services, third-party smelting and transport fees), depreciation related to sales, royalty expenses, and community relations expense at our operating sites. Cost of sales also includes costs associated with power sales from Monte Rio in the Dominican Republic. Cost of sales is based on the weighted average cost of contained or recoverable ounces sold and royalty expense for the period. Costs also include any impairment to reduce inventory to its net realizable value.

Royalties

Certain of our properties are subject to royalty arrangements based on mineral production at the properties. The primary type of royalty is a net smelter return (NSR) royalty. Under this type of royalty we pay the holder an amount calculated as the royalty percentage multiplied by the value of gold production at market gold prices less third-party smelting, refining and transportation costs. Other types of royalties include:

➢  Net profits interest (NPI) royalty to other than a government,

➢  Modified net smelter return (NSR) royalty,

➢  Net smelter return sliding scale (NSRSS) royalty,

➢  Gross proceeds sliding scale (GPSS) royalty,

➢  Gross smelter return (GSR) royalty,

➢  Net value (NV) royalty,

➢  Land tenement (LT) royalty, and a

➢  Gold revenue royalty.

Royalty expense is recorded on completion of the production or sales process.

Producing mines and projects	Type of royalty
Goldstrike	0%-5% NSR, 0%-6% NPI
Cortez	1.5% GSR
Cortez - Pipeline/South
Pipeline deposit	0.4%-9% GSR
Cortez - portion of Pipeline/
South Pipeline deposit	5% NV
Pueblo Viejo	3.2% NSR (for gold & silver)
Lagunas Norte	2.51% NSR
Veladero	3.75% gross proceeds
Porgera	2% NSR, 0.25% other
Kalgoorlie	2.5% of gold revenue
Acacia
Bulyanhulu	4% NSR
North Mara - Nyabirama and
Nyabigena pit	4% NSR, 1% LT
North Mara - Gokona pit	4% NSR, 1.1% LT
Buzwagi	4% NSR, 30% NPI[1]
Pascua-Lama Project -
Chile gold production	1.4%-9.6% GPSS
Pascua-Lama Project -
Chile copper production	1.9% NSR
Pascua-Lama Project -
Argentina production	3% modified NSR
Other Mines - Gold
Williams	1.5% NSR, 0.75%-1% NV
David Bell	3%-3.5% NSR
Hemlo – Interlake property	50% NPI, 3% NSR
Round Mountain	3.53%-6.35% NSRSS
Bald Mountain	3.5%-7% NSRSS, 2.9%-4% NSR, 10% NPI
Ruby Hill	3% modified NSR
Western Australia production	2.5% of gold revenue
Cowal	4% of net gold revenue
Other Mines - Copper
Lumwana	6% GSR[2]
Kabanga	4% NSR
Other
Cerro Casale	3% NSR (capped at $3 million cumulative)
Donlin Gold Project	1.5% NSR (first 5 years),
4.5% NSR (thereafter),
8.0% NPI[3]

[1]

The NPI is calculated as a percentage of profits realized from the Buzwagi mine after all capital, exploration, and development costs and interest incurred in relation to the Buzwagi mine have been recouped and all operating costs relating to the Buzwagi mine have been paid. No amount is currently payable.

[2]	This has been replaced by a royalty of 20% on revenue effective January 1, 2015.
[3]	The NPI is calculated as a percentage of profits realized from the mine until all funds invested to date with interest at an agreed upon rate are recovered. No amount is currently payable.

BARRICK YEAR END 2014	129	NOTES TO FINANCIAL STATEMENTS

8 > EXPLORATION, EVALUATION AND PROJECT

EXPENSES

For the years ended December 31	2014	2013
Exploration:
Minesite exploration	$ 32	$ 51
Global programs	131	128
	$ 163	$ 179
Evaluation costs	21	29
Exploration and evaluation expense	$ 184	$ 208

Advanced project costs:
Pascua-Lama	88	370
Jabal Sayid	30	52

Other project related costs:
Cerro Casale	14	4
Kainantu	4	6
Reko Diq	12	5
Corporate Development	35	17

Community relations related to projects	25	18
Exploration, evaluation and project expenses[1]	$ 392	$ 680

1 Approximates the impact on operating cash flow.

9 > OTHER EXPENSE (INCOME)

    A Other Expense (Income)

For the years ended December 31	2014	2013
Other Expense:
Consulting fees	$ 28	$ 35
Bank charges	16	22
Lease termination charges	15	-
Mine site severance and non-operational costs	12	47
World Gold Council fees	3	7
Pension and other post-retirement benefit	3	3
Total other expense	$ 77	$ 114

Other Income:
Gain on sale of long-lived assets/investments	$ (52)	$ (41)
Incidental interest income	(14)	(5)
Insurance (recovery) expense	(7)	3
Management fee income	(5)	(3)
Royalty income	(4)	(6)
Toll milling	-	(5)
Incidental income	(9)	(1)
Total other income	$ (91)	$ (58)
Net other expense (income)	$ (14)	$ 56

B Impairment Charges

For the years ended December 31	2014	2013
Impairment of long-lived assets[1]	$ 2,672	$ 9,734
Impairment of other intangibles[1]	7	112
	$ 2,679	$ 9,846
Impairment of goodwill[1]	1,409	2,815
Impairment of available-for-sale investments	18	26
Total	$ 4,106	$ 12,687

1 Refer to note 20 for further details.

10> GENERAL AND ADMINISTRATIVE EXPENSES

For the years ended December 31	2014	2013
Corporate administration[2]	$ 217	$ 192
Operating segment administration	168	198
Total[1]	$ 385	$ 390

[1]	Includes employee costs of $231 million (2013: $241 million).
[2]	Includes $24 million (2013: $12 million) related to one time severance payments.

BARRICK YEAR END 2014	130	NOTES TO FINANCIAL STATEMENTS

11	> INCOME TAX EXPENSE

For the years ended December 31	2014	2013
Tax on profit
Current tax
Charge for the year	$ 750	$ 1,106
Adjustment in respect of prior years	(64)	(5)
	$ 686	$ 1,101
Deferred tax
Origination and reversal of temporary differences in the current year	$ (436)	$ (517)
Adjustment in respect of prior years	56	46
	$ (380)	$ (471)
Income tax expense (recovery)	$ 306	$ 630
Tax expense related to continuing operations
Current
Canada	$ -	$ (6)
International	686	1,107
	$ 686	$ 1,101
Deferred
Canada	$ (181)	$ (11)
International	(199)	(460)
	$ (380)	$ (471)
Income tax expense	$ 306	$ 630

Currency Translation

Deferred tax balances are subject to remeasurement for changes in currency exchange rates each period. The most significant balances are Argentinean deferred tax liabilities. In 2014 and 2013, tax expense of $46 million and $49 million respectively primarily arose from translation losses due to the weakening of the Argentinean peso against the US dollar. These losses and gains are included within deferred tax expense/recovery.

Restructure of Internal Debt to Equity

In second quarter 2014, a deferred tax recovery of $112 million arose from a restructure of internal debt to equity in subsidiary corporations, which resulted in the release of a deferred tax liability and a net increase in deferred tax assets.

Reconciliation to Canadian Statutory Rate
For the years ended December 31	2014	2013
At 26.5% statutory rate	$ (703)	$ (2,509)
Increase (decrease) due to:
Allowances and special tax deductions[1]	(93)	(181)
Impact of foreign tax rates[2]	18	(169)
Expenses not tax deductible	96	111
Goodwill impairment charges not tax deductible	373	837
Impairment charges not recognized in deferred tax assets	334	1,699
Net currency translation losses on deferred tax balances	46	49
Current year tax losses not recognized in deferred tax assets	20	183
Restructure of internal debt to equity	(112)	-
Pueblo Viejo SLA amendment	-	384
Non-recognition of US AMT credits	43	48
Adjustments in respect of prior years	(8)	5
Impact of tax rate changes	20	-
Other withholding taxes	40	64
Mining taxes	227	134
Other items	5	(25)
Income tax expense	$ 306	$ 630
[1]	We are able to claim certain allowances and tax deductions unique to extractive industries that result in a lower effective tax rate.
[2]	We operate in multiple foreign tax jurisdictions that have tax rates different than the Canadian statutory rate.

Non Recognition of US Alternative Minimum Tax (AMT) Credits

In fourth quarter 2014 and 2013, we recorded a deferred tax expense of $43 million and $48 million, respectively related to US AMT credits which are not probable to be realized based on our current life of mine plans.

Tax Rate Changes

In third quarter 2014, a tax rate change was enacted in Chile, resulting in current tax expense of $2 million.

In fourth quarter 2014, a tax rate change was enacted in Peru, reducing corporate income tax rates. This resulted in a deferred tax expense of $18 million due to recording the deferred tax asset in Peru at the lower rates.

BARRICK YEAR END 2014	131	NOTES TO FINANCIAL STATEMENTS

Pueblo Viejo Special Lease Agreement (SLA) Amendment

In third quarter 2013, the Pueblo Viejo Special Lease Agreement (SLA) Amendment was substantively enacted. The amendment included the following items: Elimination of a 10 percent return embedded in the initial capital investment for purposes of the net profits tax (NPI); an extension of the period over which Pueblo Viejo will recover its capital investment; a delay of application of NPI deductions; a reduction of the depreciation rates; and the establishment of a graduated minimum tax.

The tax impact of the amendment is a charge of $384 million, comprised of current tax and deferred tax expense, including $36 million of graduated minimum tax related to 2012 sales proceeds.

12 > LOSS PER SHARE

For the years ended December 31 ($ millions, except shares in millions and per share amounts	2014		2013
in dollars)	Basic	Diluted	Basic	Diluted
Loss from continuing operations	$ (2,959)	$ (2,959)	$ (10,097)	$ (10,097)
Loss from discontinued operations	-	-	(506)	(506)
Loss attributable to non-controlling interests	52	52	237	237
Net loss attributable to equity holders of Barrick Gold Corporation	$ (2,907)	$ (2,907)	$ (10,366)	$ (10,366)
Weighted average shares outstanding	1,165	1,165	1,022	1,022
Stock options	-	-	-	-
	1,165	1,165	1,022	1,022
Loss per share data attributable to the equity holders of Barrick Gold Corporation
Loss from continuing operations	$ (2.50)	$ (2.50)	$ (9.65)	$ (9.65)
Loss from discontinued operations	$ -	$ -	$ (0.49)	$ (0.49)
Net loss	$ (2.50)	$ (2.50)	$ (10.14)	$ (10.14)

13	> FINANCE COSTS

For the years ended December 31	2014	2013
Interest	$ 733	$ 775
Amortization of debt issue costs	21	22
Amortization of premium	(1)	-
Gain on interest rate hedges	(2)	(1)
Interest capitalized[1]	(30)	(297)
Accretion	75	68
Debt extinguishment fees	-	90
Total	$ 796	$ 657
[1]	For the year ended December 31, 2014, the general capitalization rate was 5.40% (2013: 5.00%)

BARRICK YEAR END 2014	132	NOTES TO FINANCIAL STATEMENTS

14	> CASH FLOW – OTHER ITEMS

    A Operating Cash Flows - Other Items

For the years ended December 31	2014	2013
Adjustments for non-cash income statement items:
Loss on currency translation	$ 132	$ 180
RSU expense (recovery)	8	(1)
Stock option expense (recovery)	(5)	8
Change in estimate of rehabilitation costs at closed mines	83	100
Net inventory impairment charges (note 16)	121	46
Cash flow arising from changes in:
Accounts receivable	(24)	28
Other current assets	(177)	(31)
Accounts payable	(329)	429
Other current liabilities	141	17
Other assets and liabilities	(284)	(119)
Settlement of rehabilitation obligations	(108)	(56)
Other net operating activities	$ (442)	$ 601

B Investing Cash Flows – Other Items
For the years ended December 31	2014	2013
Value added tax recoverable on project capital expenditures	$ (66)	$ (237)
Derivative settlements	-	20
Other	(26)	(45)
Other net investing activities	$ (92)	$ (262)
Investing cash flow includes payments for:
Capitalized interest (note 24)	$ 29	$ 394

C Financing Cash Flows – Other Items
For the years ended December 31	2014	2013
Financing fees on long-term debt	$ -	$ (32)
Debt extinguishment fees	-	(90)
Derivative settlements	9	4
Other net financing activities	$ 9	$ (118)

BARRICK YEAR END 2014	133	NOTES TO FINANCIAL STATEMENTS

15	> INVESTMENTS

A Equity Accounting Method Investment Continuity

	Kabanga	Jabal Sayid	Total
At January 1, 2013	$ 20	$ -	$20
Funds invested	7	-	7
At December 31, 2013	$ 27	$ -	$27
Funds invested	1	178	179
At December 31, 2014	$28	$ 178	$206
Publicly traded	No	No

Summarized Equity Investee Financial Information

Jabal Sayid
For the year ended December 31	2014
Summarized Balance Sheet
Cash and equivalents	$ 10
Other current assets	21
Total current assets	$ 31
Non-current assets	429
Total assets	$ 460

Current financial liabilities (excluding trade, other payables & provisions)	3
Other current liabilities	1
Total current liabilities	$ 4

Non-current financial liabilities (excluding trade, other payables & provisions)	2
Other non-current liabilities	343
Total non-current liabilities	$ 345
Total liabilities	$ 349

Net assets	$ 111

The information above reflects the amounts presented in the financial information of the joint venture adjusted for differences between IFRS and Saudi GAAP.

Reconciliation of Summarized Financial Information to Carrying Value

Opening net assets, January 1	$111
Profit/(loss) for the period	-
Closing net assets, December 31	$111
Barrick’s share of net assets (50%)	55
Goodwill recognition	123
Carrying value	$178

B Other Investments

	As at Dec. 31, 2014			As at Dec. 31, 2013
	Fair Value	[1]	Cumulative Gains in AOCI	Fair Value	[1]	Cumulative Losses in AOCI
Available-for-sale securities	$ 35		$ 4	$ 120		$ (32)

1 Refer to note 25 for further information on the measurement of fair value.

BARRICK YEAR END 2014	134	NOTES TO FINANCIAL STATEMENTS

Gains on Investments Recorded in Earnings
For the years ended December 31			2014	2013
Gains realized on sales			$ -	$ 6
Cash proceeds from sales[1]			120	18
[1] Primarily relates to sale of Goldfields investments

16 > INVENTORIES

	Gold		Copper
	As at Dec. 31, 2014	As at Dec. 31, 2013	As at Dec. 31, 2014	As at Dec. 31, 2013
Raw materials
Ore in stockpiles	$ 2,036	$ 1,835	$ 182	$ 236
Ore on leach pads	357	334	392	320
Mine operating supplies	875	1,027	132	151
Work in process	245	209	7	6
Finished products
Gold doré	129	177	-	-
Copper cathode	-	-	12	12
Copper concentrate	-	-	28	47
Gold concentrate	11	4	-	-
	$ 3,653	$ 3,586	$ 753	$ 772
Non-current ore in stockpiles[1]	(1,584)	(1,477)	(100)	(202)
	$ 2,069	$ 2,109	$ 653	$ 570
[1] Ore that we do not expect to process in the next 12 months is classified within other long-term assets

For the years ended December 31			2014	2013
Inventory impairment charges			$ 121	$ 53
Inventory impairment charges reversed			-	(7)

Ore on leach pads

The recovery of gold and copper from certain oxide ores is achieved through the heap leaching process. Our Pierina, Lagunas Norte, Veladero, Cortez, Bald Mountain, Round Mountain and Ruby Hill mines all use a heap leaching process for gold and our Zaldívar mine uses a heap leaching process for copper. Under this method, ore is placed on leach pads where it is treated with a chemical solution, which dissolves the gold or copper contained in the ore. The resulting “pregnant” solution is further processed in a plant where the gold or copper is recovered. For accounting purposes, costs are added to ore on leach pads based on current mining and leaching costs, including applicable depreciation, depletion and amortization relating to mining operations. Costs are removed from ore on leach pads as ounces or pounds are recovered based on the average cost per recoverable ounce of gold or pound of copper on the leach pad.

Estimates of recoverable gold or copper on the leach pads are calculated from the quantities of ore placed on the leach pads (measured tons added to the leach pads), the grade of ore placed on the leach pads (based on assay data) and a recovery percentage (based on ore type).

Although the quantities of recoverable gold or copper placed on the leach pads are reconciled by comparing the grades of ore placed on pads to the quantities of gold or copper actually recovered (metallurgical balancing), the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is regularly monitored and estimates are refined based on actual results over time. Historically, our operating results have not been materially impacted by variations between the estimated and actual recoverable quantities of gold or copper on our leach pads. At December 31, 2014, the weighted average cost per recoverable ounce of gold and recoverable pound of copper on leach pads was $687 per ounce and $1.24 per pound, respectively (2013: $753 per ounce of gold and $1.28 per pound of copper). Variations between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write-downs to net realizable value are accounted for on a prospective basis.

BARRICK YEAR END 2014	135	NOTES TO FINANCIAL STATEMENTS

The ultimate recovery of gold or copper from a leach pad will not be known until the leaching process is concluded. Based on current mine plans, we expect to place the last ton of ore on our current leach pads at dates for gold ranging from 2015 to 2023 and for copper in 2028. Including the estimated time required for residual leaching, rinsing and reclamation activities, we expect that our leaching operations will terminate within a period of up to six years following the date that the last ton of ore is placed on the leach pad.

The current portion of ore inventory on leach pads is determined based on estimates of the quantities of gold or copper at each balance sheet date that we expect to recover during the next 12 months.

Ore in Stockpiles
	As at Dec. 31, 2014	As at Dec. 31, 2013
Gold
Goldstrike	$ 760	$ 656
Pueblo Viejo	340	271
Porgera	257	259
Cortez	159	203
Cowal	176	129
Kalgoorlie	103	104
Buzwagi	69	43
North Mara	43	42
Lagunas Norte	54	37
Veladero	32	35
Turquoise Ridge	18	17
Other	25	39
Copper
Zaldívar	108	140
Jabal Sayid	-	54
Lumwana	74	42
	$ 2,218	$ 2,071

Ore on Leachpads
	As at Dec. 31, 2014	As at Dec. 31, 2013
Gold
Veladero	$ 149	$ 178
Cortez	40	56
Bald Mountain	108	38
Round Mountain	21	29
Lagunas Norte	37	18
Ruby Hill	-	9
Pierina	2	6
Copper
Zaldívar	392	320
	$ 749	$ 654

Purchase Commitments
At December 31, 2014, we had purchase obligations for supplies and consumables of approximately $1,154 million (2013: $1,221 million).

17 > ACCOUNTS RECEIVABLE AND OTHER CURRENT ASSETS

	As at Dec. 31, 2014	As at Dec. 31, 2013
Accounts receivable
Amounts due from concentrate sales	$ 98	$ 144
Amounts due from copper cathode sales	86	84
Receivable from Dominican Republic government[2]	109	39
Other receivables	125	118
	$ 418	$ 385
Other current assets
Derivative assets (note 24f)	$ 7	$ 37
Goods and services taxes recoverable[1]	208	262
Prepaid expenses	62	81
Other	34	41
	$ 311	$ 421
[1]

Primarily includes VAT and fuel tax receivables of $84 million in Argentina, $44 million in Tanzania, $33 million in Dominican Republic, $24 million in Chile, and $8 million in Peru (Dec. 31, 2013: $86 million, $91 million, $31 million, $24 million and $15 million, respectively).

[2]

Amounts receivable from the Dominican Republic government relate to sales of energy from Pueblo Viejo’s power plant and balances due under the Special Lease Agreement for payments made by Pueblo Viejo on behalf of the government.

BARRICK YEAR END 2014	136	NOTES TO FINANCIAL STATEMENTS

18	> PROPERTY, PLANT AND EQUIPMENT

	Buildings, plant and equipment	Mining property costs subject to depreciation[1,3]	Mining property costs not subject to depreciation[1,2]	Oil and gas properties[4]	Total
At January 1, 2014
Net of accumulated depreciation	$ 6,210	$ 8,551	$ 6,927	$ -	$ 21,688
Additions	190	301	2,048	-	2,539
Capitalized interest	-	2	28	-	30
Disposals	(36)	(15)	(523)	-	(574)
Depreciation	(933)	(891)	-	-	(1,824)
Impairment charges	(105)	(422)	(2,139)	-	(2,666)
Transfers[5]	1,400	738	(2,138)	-	-
At December 31, 2014	$ 6,726	$ 8,264	$4,203	$ -	$ 19,193

At December 31, 2014
Cost	$ 15,316	$ 21,803	$ 16,017	$ -	$ 53,136
Accumulated depreciation and impairments	(8,590)	(13,539)	(11,814)	-	(33,943)
Net carrying amount – December 31, 2014	$ 6,726	$ 8,264	$ 4,203	$ -	$ 19,193

	Buildings, plant and equipment	Mining property costs subject to depreciation[1,3]	Mining property costs not subject to depreciation[1,2]	Oil and gas properties[4]	Total
At January 1, 2013
Cost	$ 10,371	$ 19,373	$ 18,460	$ 1,416	$ 49,620
Accumulated depreciation and impairments	(6,542)	(10,651)	(2,597)	(553)	(20,343)
Net carrying amount – January 1, 2013	$ 3,829	$ 8,722	$ 15,863	$ 863	$ 29,277
Adjustment on currency translation	-	-	-	(28)	(28)
Additions	151	630	4,420	7	5,208
Capitalized interest	-	-	295	-	295
Disposals	(531)	4	(5)	(799)	(1,331)
Depreciation	(848)	(1,052)	-	(43)	(1,943)
Impairment charges	(1,046)	(1,524)	(7,078)	-	(9,648)
Transfers[5]	4,691	1,867	(6,539)	-	19
Assets held for sale	(36)	(96)	(29)	-	(161)
At December 31, 2013	$ 6,210	$ 8,551	$ 6,927	$ -	$ 21,688

At December 31, 2013
Cost	$ 13,817	$ 20,769	$ 16,602	$ -	$ 51,188
Accumulated depreciation and impairments	(7,607)	(12,218)	(9,675)	-	(29,500)
Net carrying amount – December 31, 2013	$ 6,210	$ 8,551	$ 6,927	$ -	$ 21,688
[1]	Includes capitalized reserve acquisition costs, capitalized development costs and capitalized exploration and evaluation costs other than exploration license costs included in intangible assets.
[2]	Assets not subject to depreciation includes construction-in-progress, projects and acquired mineral resources and exploration potential at operating mine sites and development projects.
[3]

Assets subject to depreciation include the following items for production stage properties: acquired mineral reserves and resources, capitalized mine development costs, capitalized stripping and capitalized exploration and evaluation costs.

[4]	Represents Barrick Energy which was divested in July 2013 (refer to note 4e).
[5]	Primarily relates to long-lived assets that are transferred to PP&E once they are placed into service.

BARRICK YEAR END 2014	137	NOTES TO FINANCIAL STATEMENTS

A Mineral Property Costs Not Subject to Depreciation

	Carrying amount at Dec. 31, 2014	Carrying amount at Dec. 31, 2013
Construction-in-progress[1]	$ 1,490	$ 1,870
Acquired mineral resources and exploration potential	264	272
Projects
Pascua-Lama	1,867	2,053
Cerro Casale[2]	444	1,920
Jabal Sayid[3]	-	687
Donlin Gold	138	125
	$ 4,203	$ 6,927
[1]	Represents assets under construction at our operating mine sites.
[2]	Amounts are presented on a 100% basis and include our partner’s non-controlling interest.
[3]	Refer to note 4a for further details.

B Changes in Gold and Copper Mineral Life of Mine Plan

At the end of each fiscal year, as part of our annual business cycle, we prepare updated estimates of proven and probable gold and copper mineral reserves and the portion of resources considered probable of economic extraction for each mineral property. This forms the basis for our LOM plans. We prospectively revise calculations of amortization expense for property, plant and equipment amortized using the UOP method, where the denominator is our LOM ounces. The effect of changes in our LOM on amortization expense for 2014 was a $201 million increase (2013: $45 million decrease).

C Capital Commitments and Operating Leases

In addition to entering into various operational commitments in the normal course of business, we had commitments of approximately $159 million at December 31, 2014 (2013: $249 million) for construction activities at our sites and projects.

Operating leases are recognized as an operating cost in the consolidated statement of income on a straight-line basis over the lease term. At December 31, 2014, we have operating lease commitments totaling $134 million, of which $27 million is expected to be paid within a year, $68 million is expected to be paid within two to five years and the remaining amount to be paid beyond five years.

19 > GOODWILL AND OTHER INTANGIBLE ASSETS

A Goodwill

	Gold
	North America	Australia	South America	Acacia	Capital Projects	Copper	Barrick Energy	Total
Opening balance January 1, 2013	$ 2,376	$ 1,480	$ 441	$ 185	$ 809	$ 3,451	$ 95	$ 8,837
Additions	-	-	-	-	-	-	-	-
Other[1]	(18)	(74)	-	-	-	-	-	(92)
Impairments[2]	-	(1,200)	-	(185)	(397)	(1,033)	(95)	(2,910)
Transfers[3]	412	-	-	-	(412)	-	-	-
Net carrying amount December 31, 2013	$ 2,770	$ 206	$ 441	$ -	$ -	$ 2,418	$ -	$ 5,835

1 Represents the allocation of goodwill to assets held for sale as well as the disposition of YSS assets.

2 Refer to note 20.

3 In the first quarter 2013 we transferred $412 million of goodwill from the Capital Projects segment to the North American segment as a result of Pueblo Viejo entering production.

BARRICK YEAR END 2014	138	NOTES TO FINANCIAL STATEMENTS

As a result of the reorganization of our operating segments in fourth quarter 2013, we reallocated goodwill, which had previously been recorded in our Regional Business Units (our former operating segments), to the new Operating Units on a relative fair value basis except for Pueblo Viejo, which had specifically identified goodwill from the earlier allocation in 2013. The reorganization of the Operating Units did not result in any indicators of impairment (see note 20). In 2014, we also reorganized our segments and reallocated goodwill, which had previously been recorded in our North America Portfolio, Australia Pacific and Copper Operating units on a relative fair value basis. This reorganized operating segments were then tested for impairment (see note 20).

	Closing balance December 31, 2013	Additions	Impairments (Q2 2014)[2]	Reallocation[1]	Impairments (Q4 2014)	Closing balance December 31, 2014
Goldstrike	$ 730	$ -	$ -	$ -	$ -	$ 730
Cortez	869	-	-	-	-	869
Pueblo Viejo	412	-	-	-	-	412
Lagunas Norte	247	-	-	-	-	247
Veladero	195	-	-	-	-	195
North America Portfolio	758	-	-	(758)	-	-
Turquoise Ridge	-	-	-	528	-	528
Hemlo	-	-	-	63	-	63
Bald Mountain	-	-	-	131	(131)	-
Round Mountain	-	-	-	36	(36)	-
Australia Pacific	206	-	-	(206)	-	-
Kalgoorlie	-	-	-	71	-	71
Cowal	-	-	-	64	-	64
Porgera	-	-	-	71	-	71
Copper	2,418	-	(316)	(2,102)	-	-
Zaldívar	-	-	-	1,888	(712)	1,176
Lumwana	-	-	-	214	(214)	-
Total	$ 5,835	$ -	$ (316)	$ -	$ (1,093)	$ 4,426

1 As a result of the reorganization of our operating segments in November 2014, we reallocated goodwill, which had previously been recorded in our North America Portfolio, Australia Pacific and Copper Operating Units on a relative fair value basis. The reorganized operating segments were then tested for impairment (see note 20).

2 In Q2 we reclassified Jabal Sayid to Held for Sale pending the sale of 50% to our Joint Venture partner. As a result, we recorded an impairment of goodwill of $316 million.

On a total basis, the gross amount and accumulated impairment losses are as follows:

Cost	$ 9,635
Accumulated impairment losses and other January 1, 2013	(798)
Impairment losses and other 2013	(3,002)
Impairment losses 2014	(1,409)
Accumulated impairment losses and other December 31, 2014	(5,209)
Net carrying amount December 31, 2014	$ 4,426

BARRICK YEAR END 2014	139	NOTES TO FINANCIAL STATEMENTS

B Intangible Assets

	Water rights[1]	Technology[2]	Supply contracts[3]	Exploration potential[4]	Total

Opening balance January 1, 2013	$ 116	$ 17	$ 22	$ 298	$ 453
Additions	-	-	-	-	-

Amortization and impairment losses	-	(1)	(2)	(130)	(133)
Closing balance December 31, 2013	$ 116	$ 16	$ 20	$ 168	$ 320
Additions	-	-	-	-	-

Amortization and impairment losses	-	(2)	(3)	(7)	(12)
Closing balance December 31, 2014	$ 116	$ 14	$ 17	$ 161	$ 308
Cost	$ 116	$ 17	$ 39	$ 467	$ 639

Accumulated amortization and impairment losses	-	(3)	(22)	(306)	(331)

Net carrying amount December 31, 2014	$ 116	$ 14	$ 17	$ 161	$ 308
[1]	Relates to water rights in South America which are subject to annual impairment testing and will be amortized through cost of sales when we begin using these in the future.
[2]	The amount will be amortized through cost of sales using the UOP method over LOM ounces of the Pueblo Viejo mine, with no assumed residual value.
[3]	Relates to a supply agreement with Michelin North America Inc. to secure a supply of tires and is amortized over the effective term of the contract through cost of sales.
[4]

Exploration potential consists of the estimated fair value attributable to exploration licenses acquired as a result of a business combination or asset acquisition. The carrying value of the licenses will be transferred to PP&E when the development of attributable mineral resources commences (note 2m(i)). See note 20 for details of impairment charges recorded against exploration assets.

BARRICK YEAR END 2014	140	NOTES TO FINANCIAL STATEMENTS

20 > IMPAIRMENT OF GOODWILL AND NON-CURRENT ASSETS

In accordance with our accounting policy, goodwill is tested for impairment at the beginning of the fourth quarter and also when there is an indicator of impairment. Non-current assets are tested for impairment when events or changes in circumstances suggest that the carrying amount may not be recoverable.

When there is an indicator of impairment of non-current assets within an operating segment consisting of a CGU or group of CGUs that contains goodwill, we test the non-current assets for impairment first and recognize any impairment loss on the non-current assets before testing the operating segment for any potential goodwill impairment. When there is an indicator of impairment of non-current assets within an operating segment consisting of a single CGU that contains goodwill, we test the non-current assets for impairment first and recognize any impairment loss on goodwill first and then any remaining impairment loss is applied against the non-current assets. As at December 31, 2014, we no longer have any groups of CGUs that contain goodwill as a result of the management reorganization, and therefore each CGU is tested for impairment independently.

An impairment loss is recognized when the carrying amount exceeds the recoverable amount. The recoverable amount of each operating segment for goodwill testing purposes has been determined based on its estimated FVLCD, which has been determined to be greater than the VIU amounts. The recoverable amount for non-current asset testing is calculated using the same approach as for goodwill; however, the assessment is done at the CGU level, which is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets. A CGU is generally an individual operating mine or development project.

A	Summary of impairments (reversals)

For the year ended December 31, 2014, we recorded impairment losses of $2.7 billion (2013: $9.9 billion) for non-current assets and $1.4 billion (2013: $2.8 billion) for goodwill, as summarized in the following table:

For the year ended December 31	2014	2013
Cerro Casale	$ 1,476	$ -
Lumwana	720	-
Pascua-Lama	382	6,061
Jabal Sayid	198	860
Cortez	46	-
AFS Investments	18	26
Exploration (Tusker, Kainantu, Saudi Licenses)	7	112
Porgera	(160)	746
Buzwagi	-	721
Veladero	-	464
North Mara	-	286
Pierina	-	140
Round Mountain	-	78
Granny Smith	-	73
Ruby Hill	-	66
Marigold Mine	-	60
Kanowna	-	41
Plutonic	-	37
Darlot	-	36
Bald Mountain	-	16
Tulawaka	-	16
Other	10	33
Total non-current asset impairment losses	$ 2,697	$ 9,872
Zaldívar	712	-
Jabal Sayid	316	-
Lumwana	214	-
Bald Mountain	131	-
Round Mountain	36	-
Copper	-	1,033
Australia Pacific	-	1,200
Capital Project	-	397
Acacia	-	185
Total goodwill impairment losses	$ 1,409	$ 2,815
Total impairment losses	$ 4,106	$ 12,687

BARRICK YEAR END 2014	141	NOTES TO FINANCIAL STATEMENTS

2014 Indicators of Impairment

In second quarter 2014, our Jabal Sayid project in Saudi Arabia met the criteria as an asset held for sale. Accordingly, we were required to allocate goodwill from the Copper Operating Unit to Jabal Sayid and test the Jabal Sayid group of assets for impairment. We determined that the carrying value exceeded the FVLCD, and consequently recorded $514 million in impairment charges, including the full amount of goodwill allocated on a relative fair value basis, of $316 million. The recoverable amount after the impairment, based on FVLCD, was $560 million. In fourth quarter 2014, we closed a transaction to sell a 50 percent interest of Jabal Sayid for cash proceeds of $216 million.

We reached an agreement to sell a power-related asset at our Pueblo Viejo mine for proceeds that exceeded its carrying value. This asset had previously been impaired in fourth quarter 2012, and therefore we recognized an impairment reversal of $9 million. This transaction closed on September 30, 2014.

In fourth quarter 2014, as described in note 19, we reorganized our internal management reporting structure. As a result, the goodwill attributable to our former North America Portfolio, Australia Pacific and Copper segments was allocated to the individual CGUs within those operating segments on a relative fair value basis. The allocation of goodwill to the carrying value of our Bald Mountain and Round Mountain CGUs, resulted in their carrying values exceeding their FVLCD and, as a result, we recorded goodwill impairment losses of $131 million and $36 million, respectively. The recoverable amounts after the impairment of Bald Mountain and Round Mountain, based on FVLCD, were $482 million and $131 million, respectively.

On December 18, 2014, the Zambian government passed changes to the country’s mining tax regime that would replace the current corporate income tax and variable profit tax with a 20 percent royalty which took effect on January 1, 2015. The application of a 20 percent royalty rate compared to the 6 percent royalty rate the company was paying has a significant negative impact on the expected future cash flows of our Lumwana mine and was considered an indicator of impairment. As a result, we conducted an impairment test and as a result of the new royalty rate along with the decrease in our copper price assumptions, recorded $930 million in impairment charges, including the full amount of goodwill of $214 million allocated to Lumwana as a result of the change in segments (see note 19). The recoverable amount after the impairment, based on FVLCD, was $300 million.

Our Zaldívar mine experienced a significant decrease in the estimated FVLCD of the mine, primarily as a result of the decrease in fourth quarter of 2014 of our forecast of the long-term copper price and, to a lesser extent, as a result of the final assessment of the tax rate increase in Chile. Accordingly, we recorded a goodwill impairment loss of $712 million on this CGU. The recoverable amount after the impairment, based on FVLCD, was $2,411 million.

In November 2014, we completed a strategy optimization study for our Cerro Casale project with the goal of identifying a development model that would improve the project economics and risk by reducing the upfront capital requirements in order to generate a higher return on our investment. The study was unable to identify an alternative that provided an overall rate of return above our hurdle rate for a project of this size and complexity. As a result, the budget for 2015 for the project has been significantly reduced, with the 2015 budget focused on preserving the optionality of the project. We will continue activities to protect the asset and assess alternative ways to develop the project in a more economic manner; however management’s expectation of achieving a suitable rate of return in the current metal price environment has been diminished. The foregoing developments were deemed to be indicators of impairment, and as a result, we assessed the recoverable amount of the project and have recorded an impairment loss on the project of $1,467 million. The recoverable amount after the impairment, based on the project’s estimated FVLCD, was $500 million (100% basis).

In December 2014, the Chilean Supreme Court declined to consider Barrick’s appeal of the Environmental Court Decision on Pascua-Lama on procedural grounds (see note 35). As a result, the Superintendencia del Medio Ambiente (“SMA”) will now re-evaluate the Resolution. Although we cannot reasonably predict the outcome of the resolution, this risk, in combination with the decrease in our long-term silver price assumption in fourth quarter 2014 due to declining market prices, and the continued uncertainty about the timing, cost and permitting of the project, were deemed to be indicators of impairment. As a result, we assessed the recoverable amount of the project and have recorded an impairment loss on Pascua-Lama of $382 million. The recoverable amount after the impairment, based on the project’s estimated FVLCD, was $1,200 million, which is equal to the project’s carrying value at the start of the year.

BARRICK YEAR END 2014	142	NOTES TO FINANCIAL STATEMENTS

At our Porgera mine in Papua New Guinea, we have revised our LOM plan to include a portion of the open pit resources that were removed from the plan in the prior year. In 2013, we did not have a feasible plan to access the open pit reserves due to technical and financial issues with respect to the west wall of the open pit. In 2014, management resolved these technical issues and developed an optimized mine plan to sequence the west wall cutback in an economical manner. As a result, management was able to bring a significant portion of the ounces from the open pit back into the LOM plan. The new plan resulted in an increase in the estimated mine life from 8 to 12 years, and an increase in the estimated FVLCD of the mine, which has resulted in a partial reversal of a previous impairment loss of $160 million. The recoverable amount after the impairment reversal, based on FVLCD, was $600 million.

The annual update to the LOM plan at Cortez resulted in a cessation of mining in one of the open pits at the mine. This was identified as an indicator of impairment, resulting in the impairment of assets specifically related to this pit of $46 million.

2013 Indicators of Impairment

The significant decrease in our long-term gold, silver and copper price assumptions in second quarter 2013, due to declining market prices, as well as the regulatory challenges to Pascua-Lama in May 2013 and the resulting schedule delays and associated capital expenditure increases; and a significant change to the mine plan at our Pierina mine, were all considered indicators of impairment, and, accordingly, we performed an impairment assessment for every mine site and significant advanced development project. As a result of this assessment, we recorded non-current asset impairment losses of $7.1 billion, including a $5.2 billion impairment loss related to the carrying value of the PP&E at Pascua-Lama; $501 million related to the Jabal Sayid project in our copper segment; $874 million related to Buzwagi and North Mara in Acacia; $236 million related to the Kanowna, Granny Smith, Plutonic and Darlot mines in our Australia Pacific Gold segment; and $140 million related to our Pierina mine in South America. The recoverable amounts after the impairments, based on FVLCD, were: Pascua-Lama: $1,420 million; Jabal Sayid: $1,022 million; Buzwagi: $354 million; North Mara: $502 million; Kanowna: $42 million; Granny Smith: $146 million; Plutonic: $38 million; Darlot: $45 million; and Pierina: $nil.

After reflecting the above non-current asset impairment losses, we conducted goodwill impairment tests and determined that the carrying value of our Copper, Australia Pacific Gold, Capital Projects and Acacia segments exceeded their FVLCD, and therefore we recorded a total goodwill impairment loss of $2.3 billion. The FVLCD of our copper segment was negatively impacted by the decrease in our long-term copper price assumption in second quarter 2013. The FVLCD of our Australia Pacific Gold segment was negatively impacted by the significant decrease in second quarter 2013 in our long-term gold price assumption. The FVLCD of our Capital Projects segment was negatively impacted by the significant decrease in second quarter 2013 in our long-term gold and silver price assumptions, as well as the schedule delays and associated capital expenditure increase at our Pascua-Lama project. The FVLCD of our Acacia segment was negatively impacted by significant changes in the LOM plans in second quarter 2013 for various assets in the segment, as well as the significant decrease in our long-term gold price assumption.

In fourth quarter 2013, as described below, we identified indicators of impairment at certain of our mines, resulting in non-current asset impairment losses totaling $2.8 billion. As a result of our fourth quarter 2013 decision to temporarily suspend construction of our Pascua-Lama Project, we have recorded a further impairment loss on the project of $896 million, bringing the total impairment loss for Pascua-Lama to $6.1 billion for the full year. The recoverable amount after the impairment, based on FVLCD, was $1,2 billion. At our Porgera mine in Papua New Guinea, we have changed our LOM plan to focus primarily on the higher grade underground mine. The new plan resulted in a decrease in the estimated mine life from 13 to 9 years, and a decrease in the estimated FVLCD of the mine, which has resulted in an impairment loss of $746 million. The recoverable amount after the impairment, based on FVLCD, was $447 million. At our Veladero mine in Argentina, the annual update to the LOM plan, which was completed in fourth quarter 2013, was significantly impacted by the lower gold price assumption as well as the effect of sustained local inflationary pressures on operating and capital costs. The new plan resulted in a reduction of reserves and LOM production as the next open pit cutback is uneconomic at current gold prices. This resulted in a significant decrease in the estimated FVLCD of the mine, and accordingly, we recorded an impairment loss of $462 million. The recoverable amount after the impairment, based on FVLCD, was $808 million. The annual update to the LOM plan resulted in a decrease in the net present value of our Jabal Sayid project, which is the basis for estimating the

BARRICK YEAR END 2014	143	NOTES TO FINANCIAL STATEMENTS

project’s FVLCD, and was therefore considered an indicator of impairment. Jabal Sayid’s FVLCD was also negatively impacted by the delay in achieving first production as a result of the High Commission For Industrial Security (“HCIS”) compliance requirements and ongoing discussions with the Deputy Ministry for Mineral Resources (“DMMR”) with respect to the transfer of ownership of the project. As a result, we recorded an impairment loss of $359 million. The recoverable amount after the impairment, based on FVLCD, was $700 million. The annual update to the LOM plan showed a decrease in the net present value at our Round Mountain mine, which was considered to be an indicator of impairment, and we recorded an impairment loss of $78 million. The recoverable amount after the impairment, based on FVLCD, was $133 million. At North Mara, several changes were made to the LOM plan, including a decision to defer Gokona Cut 3, while Acacia finalized a feasibility study into the alternative of mining out this reserve by underground methods. This was considered an indicator of impairment for North Mara, resulting in an impairment loss of $133 million. The recoverable amount after the impairment, based on FVLCD, was $407 million. A wall failure at our Ruby Hill mine in Nevada was also identified as an indicator of impairment, resulting in the impairment of assets specifically related to the open pit of $51 million.

As at December 31, 2013, four of our mines, namely Plutonic, Kanowna, Marigold and Tulawaka, met the criteria as assets held for sale. Accordingly, we were required to remeasure these CGUs to the lower of carrying value and FVLCD. Using these new remeasured values, resulted in impairment losses of $17 million at Plutonic and $60 million at Marigold. Also, based on the estimated FVLCD of the expected proceeds related to the expected sale of Kanowna, we have reversed $66 million of the impairment loss recorded in second quarter 2013.

After reflecting the above non-current asset impairment losses, we conducted our annual goodwill impairment test, prior to the reorganization of our operating segments, and determined that the carrying value of our Australia Pacific segment exceeded its FVLCD and therefore we recorded a goodwill impairment loss of $551 million bringing the total impairment loss for Australia Pacific Gold goodwill to $1,200 million for the full year. After the reorganization of the operating segments, we did not identify any indicators of impairment.

Key assumptions

The key assumptions and estimates used in determining the FVLCD are related to commodity prices, discount rates, NAV multiples for gold assets, operating costs, exchange rates, capital expenditures, the LOM production profile, continued license to operate, and for our projects the expected start of production. In addition, assumptions related to observable market evaluation metrics, including identification of comparable entities, and associated market values per ounce and per pound of reserves and/or resources, as well as the valuation of resources beyond what is included in LOM plans.

Gold

For the gold segments, excluding Pascua-Lama and Cerro Casale, FVLCD for each of the CGUs was determined by calculating the net present value (“NPV”) of the future cash flows expected to be generated by the mines and projects within the segments (level 3 of the fair value hierarchy). The estimates of future cash flows were derived from the most recent LOM plans and, where the LOM plans excludes a material portion of total reserves and resources, we assign value to reserves and resources not considered in these base models. These values are then aggregated to the segment level, if applicable, the level at which goodwill was tested in 2013. In 2014, each of our mines/projects is its own segment, therefore it is not aggregated. Based on observable market or publicly available data, including spot and forward prices and equity sell-side analyst forecasts, we make an assumption of future gold and silver prices to estimate future revenues. The future cash flows for each gold mine are discounted using a real weighted average cost of capital (“WACC”), which reflects specific market risk factors for each mine. Some gold companies trade at a market capitalization greater than the NPV of their expected cash flows. Market participants describe this as a “NAV multiple”, which represents the multiple applied to the NPV to arrive at the trading price. The NAV multiple is generally understood to take account of a variety of additional value factors such as the exploration potential of the mineral property, namely the ability to find and produce more metal than what is currently included in the LOM plan or reserve and resource estimates, and the benefit of gold price optionality. As a result, we applied a specific NAV multiple to the NPV of each CGU within each gold segment based on the NAV multiples observed in the market in recent periods and that we judged to be appropriate to the CGU.

Cerro Casale

The FVLCD for Cerro Casale was determined by considering both the NPV, determined consistent with our gold and copper CGUs, as well as observable market values for comparable assets expressed as dollar per ounce and dollar

BARRICK YEAR END 2014	144	NOTES TO FINANCIAL STATEMENTS

per pound of proven and probable reserves (both level 3 of the fair value hierarchy). Both these approaches were used, with the market approach being the primary method, to reflect the risk and uncertainty of the current LOM and to reflect the significant option value inherent in a large project with significant reserves and resources. The observable market values were adjusted, where appropriate, for country risk if the comparable asset was in a different country, for any change in metal prices since the valuation date of the comparable asset and the fact that this project has high initial capital, which depresses the value in comparison to other assets with lower initial capital.

Pascua-Lama

The FVLCD for Pascua-Lama was determined by considering observable market values for comparable assets expressed as dollar per ounce of proven and probable reserves (level 3 of the fair value hierarchy). The market approach being the primary method as the LOM for Pascua-Lama has significant uncertainty with respect to the estimated timeline for the project and the estimated remaining construction costs. The observable market values were adjusted, where appropriate, for country risk if the comparable asset was in a different country and any change in metal prices since the valuation date of the comparable asset.

Copper

For our Copper segment, the FVLCD for each of the CGUs was determined based on the NPV of future cash flows expected to be generated using the most recent LOM plans aggregated to the segment level in 2013 (level 3 of the fair value hierarchy). In 2014, each of the mines is its own segment, therefore it is not aggregated. Based on observable market or publicly available data including spot and forward prices and equity sell-side analyst consensus, we make an assumption of future copper prices to estimate future revenues. The future cash flows for each copper mine were discounted using a WACC depending on the location and market risk factors for each mine. FVLCD for Lumwana was also estimated by considering market multiples expressed as dollar per pound based primarily on the observed valuation metrics for comparable assets (level 3 of the fair value hierarchy). Both these approaches were used with the market approach being the primary method, as the LOM for Lumwana does not meet our investment criteria once the new tax regime has been implemented and we wanted to reflect the value of the minerals on the property. The observable market multiples were adjusted where appropriate for country risk if the comparable asset was in a different country and any change in metal prices since the valuation date of the comparable asset.

The key assumptions used in our impairment testing are summarized in the table below:

	2014	2013
Gold price per oz (long-term)	$1,300	$1,300
Silver price per oz (long-term)	$21	$23
Copper price per lb (long-term)	$3.00	$3.25
WACC - gold (range)	3% - 8%	2% - 7%
WACC - gold (avg)	5%	5%
WACC - copper (range)	7% - 9%	7% - 9%
WACC - copper (avg)	7%	7%
NAV multiple - gold (avg)	1.1	1.1
LOM years - gold (range)	3 – 23	3 - 29
LOM years - gold (avg)	12	13
Value per ounce of gold [1]	$45 - $80	$60 - $70
Value per pound of copper [1]	$0.05 - $0.06	n/a
[1]	The value per ounce/pound used is dependent on the characteristics of the property being valued

Sensitivities

We performed a sensitivity analysis on commodity price, which is the key assumption that impacts the impairment calculations. We assumed a negative 10% change for the assumption, taking sales price from $1,300 per ounce down to $1,170 per ounce for gold, $3.00 per pound down to $2.70 per pound for copper and $21 per ounce to $18.90 per ounce for silver, while holding all other assumptions constant. We note that this sensitivity identifies the key assets where the decrease in the sales price, in isolation, could cause the carrying value of our operating segments to exceed its recoverable amount for the purposes of the goodwill impairment test or the carrying value of any of our CGUs to exceed its recoverable amount for the purposes of the non-current asset impairment test where an indicator of impairment for the non-current asset was identified.

Should there be a significant decline in commodity prices, we would take actions to assess the implications on our life of mine plans, including the determination of reserves and resources, and the appropriate cost structure for the operating segments. The recoverable amount of the CGUs would also be impacted by other market factors such as changes in net asset value multiples and the value per ounce/pound of comparable market entities. We performed this sensitivity based on the results of our last impairment test performed in fourth quarter 2014 and noted that the goodwill at most CGUs would be fully impaired, with only Goldstrike, Lagunas Norte, Turquoise Ridge and Zaldívar having material balances remaining. The decreases in fair value with a 10% decrease in sales prices for these sites are as follows: Goldstrike ($1,105), Lagunas Norte ($269), Turquoise Ridge ($459) and Zaldívar ($449). In addition to the goodwill impairments, the following sites would have material non-current asset impairments as well:

BARRICK YEAR END 2014	145	NOTES TO FINANCIAL STATEMENTS

As at December 31, 2014	Carrying value[1]	Decrease in fair value with a 10% decrease in sales
		prices
Cortez[1]	$3,894	$1,371

Pueblo Viejo[1]	5,291	2,185

Veladero[1]	804	474

Bald Mountain[2]	538	237

Porgera[2]	528	418

Round Mountain[2]	140	114
[1]	Includes goodwill (refer to note 19).
[2]	These CGUs have been impaired or had a reversal in 2014 and therefore their fair value approximates carrying value

In addition, for our Cerro Casale and Pascua-Lama projects and Lumwana mine, we have determined our valuation primarily based on a market approach. The key assumption that impacts the impairment calculations, should there be an indication of impairment for these CGUs, is the value per ounce of gold and per pound of copper based on an analysis of comparable companies. We assumed a negative 10% change for the assumption of gold, silver and copper value per unit, while holding all other assumptions constant and, based on the results of the impairment testing performed in fourth quarter 2014 for Cerro Casale, Pascua-Lama and Lumwana, the fair value of the CGUs would have been reduced from $500 million to $450 million; $1,200 million to $1,080 million; and, $300 million to $270 million respectively. We note that this sensitivity identifies the decrease in the value that, in isolation, would cause the carrying value of the CGU to exceed its recoverable amount. For Cerro Casale, Pascua-Lama and Lumwana, this value decrease is linear to the decrease in value per ounce/pound.

21 > OTHER ASSETS

	As at Dec. 31, 2014	As at Dec. 31, 2013
Derivative assets (note 24f)	$ 2	$ 10
Goods and services taxes recoverable[1]	565	618
Notes receivable	112	112
Due from joint venture[2]	164	-
Other[3]	360	326
	$ 1,203	$ 1,066
[1]

Includes VAT and fuel tax receivables of $461 million in Argentina, $62 million in Tanzania and $42 million in Chile (Dec. 31, 2013: $519 million, $54 million and $45 million, respectively). The VAT in Argentina is recoverable once Pascua-Lama has entered production.

[2]	Represents the non-interest bearing shareholder loan due from the Jabal Sayid JV as a result of the divestment of 50 percent interest in Jabal Sayid.
[3]

Includes a cash balance at Pueblo Viejo of $59 million (2013: $nil) that is contractually restricted to the disbursements for environmental rehabilitation that are expected to occur near the end of Pueblo Viejo’s mine life.

22 > ACCOUNTS PAYABLE

	As at Dec. 31, 2014	As at Dec. 31, 2013
Accounts payable	$ 974	$ 1,058
Accruals	679	1,107
	$ 1,653	$ 2,165

23 > OTHER CURRENT LIABILITIES

	As at Dec. 31, 2014	As at Dec. 31, 2013
Provision for environmental rehabilitation (note 26)	$ 109	$ 105
Derivative liabilities (note 24f)	158	31
Restricted stock units (note 33b)	15	19
Other	208	148
	$ 490	$ 303

24 > FINANCIAL INSTRUMENTS

Financial instruments include cash; evidence of ownership in an entity; or a contract that imposes an obligation on one party and conveys a right to a second entity to deliver/receive cash or another financial instrument. Information on certain types of financial instruments is included elsewhere in these consolidated financial statements as follows: accounts receivable (note 17); investments (note 15); restricted share units (note 33b).

A Cash and Equivalents

Cash and equivalents include cash, term deposits, treasury bills and money market investments with original maturities of less than 90 days.

	As at Dec. 31, 2014	As at Dec. 31, 2013
Cash deposits	$ 967	$ 648
Term deposits	630	235
Money market investments	1,102	1,521
	$ 2,699	$ 2,404

BARRICK YEAR END 2014	146	NOTES TO FINANCIAL STATEMENTS

Of total cash and cash equivalents as of December 31, 2014, $614 million (2013: $305 million) was held in subsidiaries which have regulatory regulations, contractual restrictions or operate in countries where exchange controls and other legal restrictions apply and are therefore not available for general use by the Company. In addition, $242 million (2013: $936 million) of cash and equivalents is held in subsidiaries where we have determined the cash is reinvested for the foreseeable future for the calculation of deferred income tax. This cash can be repatriated, however there would be a tax cost of doing so.

B Long-Term Debt1

	2014
	At Dec. 31	Proceeds	Repayments	Amortization and Other	[2]	At Jan. 1
2.9%/4.4%/5.7% notes[3]	$ 2,409	$ -	$ -	$ 3		$ 2,406
3.85%/5.25% notes	1,983	-	-	-		1,983
5.80% notes	395	-	-	-		395
5.75%/6.35% notes	855	-	-	-		855
Other fixed rate notes[4]	2,720	-	-	8		2,712
Project financing	850	-	102	11		941
Capital leases[5]	354	133	46	27		240
Other debt obligations	794	8	40	(3)		829
2.5%/4.10%/5.75% notes[6]	2,579	-	-	2		2,577
Acacia Credit facility[7]	142	-	-	-		142
	$ 13,081	$ 141	$ 188	$ 48		$ 13,080
Less: current portion[8]	(333)	-	-	-		(179)
	$ 12,748	$ 141	$ 188	$ 48		$ 12,901

	2013
	At Dec. 31	Proceeds	Repayments	Amortization and Other	[2]	At Jan.1
1.75%/2.9%/4.4%/5.7% notes[3]	$ 2,406	$ -	$ 1,571	$ 6		$ 3,971
3.85%/5.25% notes	1,983	-	-	2		1,981
4.875%/5.80% notes	395	-	350	1		744
5.75%/6.35% notes	855	-	136	1		990
Other fixed rate notes[4]	2,712	-	500	4		3,208
Project financing	941	94	45	2		890
Capital leases[5]	240	-	93	148		185
Other debt obligations	829	178	119	(4)		774
Credit facility	-	-	1,200	-		1,200
2012 Credit facility	-	2,000	2,000	-		-
2.5%/4.10%/5.75% notes[6]	2,577	3,000	398	(25)		-
Acacia Credit facility[7]	142	142	-	-		-
	$ 13,080	$ 5,414	$ 6,412	$ 135		$ 13,943
Less: current portion[8]	(179)	-	-	-		(1,848)
	$12,901	$ 5,414	$ 6,412	$ 135		$ 12,095
[1]

The agreements that govern our long-term debt each contain various provisions which are not summarized herein. These provisions allow Barrick to, at its option, redeem indebtedness prior to maturity at specified prices and also may permit redemption of debt by Barrick upon the occurrence of certain specified changes in tax legislation.

[2]	Amortization of debt premium/discount and increases in capital leases.
[3]

Consists of $2.4 billion in conjunction with our wholly-owned subsidiary Barrick North America Finance LLC (“BNAF”). This consists of $229 million of BGC notes due 2016, $1.35 billion of BNAF notes due 2021 and $850 million of BNAF notes due 2041. We provide an unconditional and irrevocable guarantee on all BNAF Notes and generally provide such guarantees on all BNAF notes issued, which will rank equally with our other unsecured and unsubordinated obligations.

[4]

Consists of $2.8 billion in conjunction with our wholly-owned subsidiary Barrick North America Finance LLC (“BNAF”) and our wholly-owned subsidiary Barrick (PD) Australia Finance Pty Ltd. (“BPDAF”). This consists of $500 million of BNAF notes due 2018, $750 million of BGC notes due 2019, $400 million of BPDAF notes due 2020, $250 million of BNAF notes due 2038 and $850 million of BPDAF notes due 2039. We provide an unconditional and irrevocable guarantee on all BNAF and BPDAF notes and generally provide such guarantees on all BNAF and BPDAF notes issued, which will rank equally with our other unsecured and unsubordinated obligations.

[5]	Consists primarily of capital leases at Pascua-Lama $199 million and Lagunas Norte, $123 million (2013: $71 million and $150 million, respectively).
[6]

Consists of $2.6 billion in conjunction with our wholly-owned subsidiary Barrick North America Finance LLC (“BNAF”). This consists of $252 million of BGC notes due 2018, $1.5 billion of BGC notes due 2023 and $850 million of BNAF notes due 2043. We provide an unconditional and irrevocable guarantee on all BNAF Notes and generally provide such guarantees on all BNAF notes issued, which will rank equally with our other unsecured and unsubordinated obligations.

[7]	Consists of an export credit backed term loan facility.
[8]

The current portion of long-term debt consists of project financing ($98 million; 2013: $102 million), other debt obligations ($150 million, 2013: $39 million), and capital leases ($71 million, 2013: $38 million) and Acacia credit facility ($14 million, 2013: nil).

BARRICK YEAR END 2014	147	NOTES TO FINANCIAL STATEMENTS

1.75%/2.9%/4.4%/5.7% notes

In June 2011, Barrick, and our wholly-owned subsidiary Barrick North America Finance LLC (“BNAF”), issued an aggregate of $4.0 billion in debt securities comprised of: $700 million of 1.75% notes that had an original maturity date in 2014 and $1.1 billion of 2.90% notes that had an original maturity date mature in 2016 issued by Barrick (collectively, the “Barrick Notes”) as well as $1.35 billion of 4.40% notes that mature in 2021 and $850 million of 5.70% notes that mature in 2041 issued by BNAF (collectively, the “BNAF Notes”). Barrick provides an unconditional and irrevocable guarantee of the BNAF Notes. The Barrick Notes and the guarantee in respect of the BNAF Notes will rank equally with Barrick’s other unsecured and unsubordinated obligations.

During 2013, the entire balance ($700 million) of the 1.75% notes was repaid along with $871 million out of the $1.1 billion of 2.9% notes.

3.85% and 5.25% Notes

On April 3, 2012, we issued an aggregate of $2 billion in debt securities comprised of $1.25 billion of 3.85% notes that mature in 2022 and $750 million of 5.25% notes that mature in 2042. $1.0 billion of the net proceeds from this offering were used to repay the existing indebtedness under the 2012 Credit Facility.

Other Fixed Rate Notes

On October 16, 2009, we issued two tranches of debentures totaling $1.25 billion through our wholly-owned indirect subsidiary Barrick (PD) Australia Finance Pty Ltd. (“BPDAF”) consisting of $850 million of 30-year notes with a coupon rate of 5.95%, and $400 million of 10-year notes with a coupon rate of 4.95% (collectively, the “Notes”). We also provide an unconditional and irrevocable guarantee of these payments, which rank equally with our other unsecured and unsubordinated obligations.

On March 19, 2009, we issued an aggregate of $750 million of 10-year notes with a coupon rate of 6.95% for general corporate purposes. The notes are unsecured, unsubordinated obligations and will rank equally with our other unsecured, unsubordinated obligations.

In September 2008, we issued an aggregate of $1.25 billion of notes through our wholly-owned indirect subsidiaries Barrick North America Finance LLC and Barrick Gold Financeco LLC (collectively, the “LLCs”) consisting of $500 million of 5-year notes with a coupon rate of 6.125%, $500 million of 10-year notes with a coupon rate of 6.8%, and $250 million of 30-year notes with a coupon rate of 7.5% (collectively, the “Notes”). We also provide an unconditional and irrevocable guarantee of these payments, which rank equally with our other unsecured and unsubordinated obligations.

During 2013, the entire balance ($500 million) of the 5-year notes with a coupon rate of 6.125% that was due in September 2013 was repaid.

Pueblo Viejo Project Financing Agreement

In April 2010, Barrick and Goldcorp finalized terms for $1.035 billion (100% basis) in project financing for Pueblo Viejo. The project financing is non-recourse subject to guarantees provided by Barrick and Goldcorp for their proportionate share which will terminate upon Pueblo Viejo meeting certain operating completion tests and are subject to an exclusion for certain political risk events. On February 17, 2015, we received notification that the completion tests have been met, resulting in termination of the guarantees. The lending syndicate is comprised of international financial institutions including export development agencies and commercial banks. The amount is divided into three tranches of $400 million, $375 million and $260 million with tenors of 15, 15 and 12 years, respectively. The $400 million tranche bears a coupon of LIBOR+3.25% pre-completion and scales gradually to LIBOR+5.10% (inclusive of political risk insurance premium) for years 13-15. The $375 million tranche bears a fixed coupon of 3.86% for the entire 15 years. The $260 million tranche bears a coupon of LIBOR+3.25% pre-completion and scales gradually to LIBOR+4.85% (inclusive of political risk insurance premium) for years 11-12.

We have drawn the entire $1.035 billion to date. During the year, $102 million of loans was repaid. The remaining principal balance under the Pueblo Viejo Financing Agreement is $888 million.

BARRICK YEAR END 2014	148	NOTES TO FINANCIAL STATEMENTS

Credit Facility

We had a credit and guarantee agreement (the “Credit Facility”) with certain Lenders which required such lenders to make available to us a credit facility of up to $1.45 billion ($1.5 billion prior to second quarter 2012) or the equivalent amount in Canadian dollars. We drew $1.5 billion on the Credit Facility in 2011 to finance a portion of the Equinox acquisition, including the payment of related fees and expenses. The Credit Facility, which was unsecured, had an interest rate of LIBOR plus 0.25% to 0.35% on drawn down amounts, and a commitment rate of 0.07% to 0.08% on undrawn amounts. $50 million matured in the second quarter of 2012 and an additional $250 million was repaid during the second quarter of 2012. The remaining $1.2 billion was repaid in 2013. Subsequent to the repayment, we terminated the Credit Facility.

Refinancing of the Credit Facility

In January 2012, we finalized a credit and guarantee agreement (the “2012 Credit Facility”) with certain Lenders, which requires such Lenders to make available to us a credit facility of $4.0 billion or the equivalent amount in Canadian dollars. The 2012 Credit Facility, which is unsecured, currently has an interest rate of LIBOR plus 1.50% on drawn amounts, and a commitment rate of 0.25% on undrawn amounts. The $4.0 billion facility currently matures in 2020. In first quarter 2013, we drew $2.0 billion on our $4.0 billion revolving credit facility (“2012 Credit Facility”), using the proceeds to repay $1.2 billion on our $1.45 billion credit facility, which expired in April 2013. In second quarter 2013, we issued $3.0 billion of debt, using $2.0 billion of the net proceeds to repay the outstanding balance on the 2012 Credit Facility. The 2012 Credit Facility is undrawn as at December 31, 2014.

2.50%/4.10%/5.75% notes

On May 2, 2013, we issued an aggregate of $3 billion in notes through our wholly-owned indirect subsidiary Barrick North America Finance LLC consisting of $650 million of 2.50% notes that mature in 2018, $1.5 billion of 4.10% notes that mature in 2023 and $850 million of 5.75% notes that mature in 2043. $2.0 billion of the net proceeds from this offering were used to repay existing indebtedness under our $4 billion revolving credit facility which matures in 2020. We provided an unconditional and irrevocable guarantee of these payments, which will rank equally with our other unsecured and unsubordinated obligations.

During 2013, $398 million of the $650 million 2.50% notes were repaid.

Acacia Credit Facility

In January 2013, Acacia concluded negotiations with a group of commercial banks for the provision of an export credit backed term loan facility (the “Facility”) for the amount of US$142 million. The Facility has been put in place to fund a substantial portion of the construction costs of the new CIL circuit at the process plant at the Bulyanhulu Project (“Project”). The Facility is collateralized by the Project, has a term of seven years and, when drawn, the spread over LIBOR will be 250 basis points. The Facility is repayable in equal installments over the term of the Facility, after a two-year repayment holiday period. The interest rate has been fixed at an effective rate of 3.6% through the use of an interest rate swap. At December 31, 2014, the full value of the Facility has been drawn.

Debt Issue Costs

In 2013, a total of $30 million of debt issue costs arose from debt issued during the year.

BARRICK YEAR END 2014	149	NOTES TO FINANCIAL STATEMENTS

    Interest

	2014			2013
For the years ended December 31	Interest cost	Effective rate	[1]	Interest cost	Effective rate	[1]
1.75%/2.9%/4.4%/5.7% notes	$ 118	4.84%		$ 153	3.97%
3.85%/5.2% notes	89	4.44%		87	4.34%
5.80% notes	23	5.87%		40	5.58%
5.75%/6.35% notes	54	6.25%		60	6.11%
Other fixed rate notes	179	6.50%		202	6.53%
Project financing	47	5.09%		46	4.77%
Capital leases	13	3.51%		6	3.20%
Other debt obligations	46	5.97%		42	5.12%
Credit facility	-	-		2	0.88%
2012 Credit Facility	-	-		5	1.47%
2.5%/4.10%/5.75% notes	120	4.59%		85	4.30%
Acacia credit facility	4	2.80%		2	2.80%
Deposits on silver contracts (note 28)	57	8.32%		55	8.59%
Accretion	75			68
Other interest	1			11
Debt extinguishment fees	-			90
	$ 826			$ 954
Less: interest capitalized	(30)			(297)
	$ 796			$ 657

Cash interest paid	$ 736			$ 1,056
Amortization of debt issue costs	21			22
Gain on interest rate hedges	(2)			(1)
(Decrease) Increase in interest accruals	(4)			(281)
Accretion	75			68
Debt extinguishment fees	-			90
Interest cost	$ 826			$ 954
[1]

The effective rate includes the stated interest rate under the debt agreement, amortization of debt issue costs and debt discount/premium and the impact of interest rate contracts designated in a hedging relationship with debt.

    Scheduled Debt Repayments1

	2015	2016	2017	2018	2019	2020 and thereafter	Total
2.9%/4.4%/5.7% notes	$ -	$ 229	$ -	$ -	$ -	$ 2,200	$ 2,429
3.85%/5.2% notes	-	-	-	-	-	2,000	2,000
5.80% notes	-	-	-	-	-	400	400
5.75%/6.35% notes	-	264	-	-	-	600	864
Other fixed rate notes	-	-	-	500	750	1,500	2,750
Project financing	98	98	98	98	98	398	888
Other debt obligations	150	46	-	-	-	564	760
2.5%/4.10%/5.75% notes	-	-	-	252	-	2,350	2,602
Acacia credit facility	14	28	29	28	29	14	142
	$ 262	$ 665	$ 127	$ 878	$ 877	$ 10,026	$ 12,835
Minimum annual payments under capital leases	$ 71	$ 65	$ 62	$ 56	$ 42	$ 56	$ 352
[1]	This table illustrates the contractual undiscounted cash flows, and may not agree with the amounts disclosed in the consolidated balance sheet.

BARRICK YEAR END 2014	150	NOTES TO FINANCIAL STATEMENTS

C	Derivative Instruments (“Derivatives”)

In the normal course of business, our assets, liabilities and forecasted transactions, as reported in US dollars, are impacted by various market risks including, but not limited to:

Item	Impacted by
• Sales	• Prices of gold, silver and copper

¡ By-product credits	¡ Prices of silver, copper and gold

• Cost of sales

¡ Consumption of diesel fuel, propane, natural gas, and electricity	¡ Prices of diesel fuel, propane, natural gas, and electricity

¡ Non-US dollar expenditures	¡ Currency exchange rates – US dollar versus A$, ARS, C$, CLP, EUR, JPY, PGK, TZS, ZAR, and ZMW

• Corporate and operating segment administration, exploration and evaluation costs	• Currency exchange rates – US dollar versus A$, ARS, C$, CLP, GBP, JPY, PGK, TZS, ZAR and ZMW

• Capital expenditures

¡ Non-US dollar capital expenditures	¡ Currency exchange rates – US dollar versus A$, ARS, C$, CLP, EUR, GBP, PGK and ZAR

¡ Consumption of steel	¡ Price of steel

• Interest earned on cash and equivalents	• US dollar interest rates

• Interest paid on fixed-rate borrowings	• US dollar interest rates

The time frame and manner in which we manage those risks varies for each item based upon our assessment of the risk and available alternatives for mitigating risk. For these particular risks, we believe that derivatives are an appropriate way of managing the risk.

We use derivatives as part of our risk management program to mitigate variability associated with changing market values related to the hedged item. Many of the derivatives we use meet the hedge effectiveness criteria and are designated in a hedge accounting relationship.

Certain derivatives are designated as either hedges of the fair value of recognized assets or liabilities or of firm commitments (“fair value hedges”) or hedges of highly probable forecasted transactions (“cash flow hedges”), collectively known as “accounting hedges”. Hedges that are expected to be highly effective in achieving offsetting changes in fair value or cash flows are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated. Some of the derivative instruments we use are effective in achieving our risk management objectives, but they do not meet the strict hedge accounting criteria. These derivatives are considered to be “non-hedge derivatives”. We also enter into derivative instruments with the objective of realizing trading gains to increase our reported net income. These derivatives are also considered to be “non-hedge derivatives”.

BARRICK YEAR END 2014	151	NOTES TO FINANCIAL STATEMENTS

  D Summary of Derivatives at December 31, 2014

	Notional Amount by Term to Maturity				Accounting Classification by Notional Amount
	Within 1 year	2 to 3 years	4 to 5 years	Total	Cash flow hedge	Non-Hedge	Fair value (USD)
US dollar interest rate contracts (US$ millions)
Total receive - float swap positions	$ 14	$ 57	$ 71	$ 142	$ 142	$ -	$ 1
Currency contracts
A$:US$ contracts (A$ millions)	377	85	-	462	429	33	(83)
C$:US$ contracts (C$ millions)	240	-	-	240	240	-	(6)
CLP:US$ contracts (CLP millions)	102,000	-	-	102,000	83,474	18,526	(7)
PGK:US$ contracts (PGK millions)	15	-	-	15	-	15	-
ZAR:US$ contracts (ZAR millions)	421	-	-	421	171	250	(1)
Commodity contracts
Copper collar sell contracts (millions of pounds)	4	-	-	4	-	4	3
Diesel contracts (thousands of barrels)[1]	2,855	4,731	1,080	8,666	-	8,666	(185)
[1]

Diesel commodity contracts represent a combination of WTI and BRENT. These derivatives hedge physical supply contracts based on the price of ULSD, WTB, MOPS and JET, respectively, plus a spread. WTI represents West Texas Intermediate, BRENT represents Brent Crude Oil, and MOPS represents Mean of Platts Singapore.

  Fair Values of Derivative Instruments

	Asset Derivatives			Liability Derivatives
	Balance Sheet Classification	Fair Value as at Dec. 31, 2014	Fair Value as at Dec. 31, 2013	Balance Sheet Classification	Fair Value as at Dec. 31, 2014	Fair Value as at Dec. 31, 2013
Derivatives designated as hedging instruments
US dollar interest rate contracts	Other assets	$ 2	$ 6	Other liabilities	$ 1	$ 1
Currency contracts	Other assets	-	-	Other liabilities	71	55
Commodity contracts	Other assets	-	7	Other liabilities	-	-
Total derivatives classified as hedging instruments		$ 2	$ 13		$ 72	$ 56
Derivatives not designated as hedging instruments
US dollar interest rate contracts	Other assets	$ -	$ 2	Other liabilities	$ -	$ -
Currency contracts	Other assets	4	12	Other liabilities	30	39
Commodity contracts	Other assets	3	20	Other liabilities	185	11
Total derivatives not designated as hedging instruments		$ 7	$ 34		$ 215	$ 50
Total derivatives		$ 9	$ 47		$ 287	$ 106

BARRICK YEAR END 2014	152	NOTES TO FINANCIAL STATEMENTS

As of December 31, 2014, we had 24 counterparties to our derivative positions. We proactively manage our exposure to individual counterparties in order to mitigate both credit and liquidity risks. For those counterparties with which we hold a net asset position (total balance attributable to the counterparties is $1 million), two hold greater than 10% of our mark-to-market asset position, with the largest counterparty holding 74%. We have 22 counterparties with which we are in a net liability position, for a total net liability of $279 million. On an ongoing basis, we monitor our exposures and ensure that none of the counterparties with which we hold outstanding contracts has declared insolvency.

US Dollar Interest Rate Contracts

Fair value hedges

During the year, we closed out $400 million of pay-variable receive-fixed swap positions which were used to hedge the fair value of a portion of our long-term fixed-rate debt.

Cash flow hedges

At December 31, 2014, Acacia has $142 million of pay-fixed receive-float interest rate swaps to hedge the floating rate debt associated with the Bulyanhulu plant expansion. These contracts, designated as cash flow hedges, convert the floating rate debt as it is drawn against the Financing agreement.

Currency Contracts

Cash Flow Hedges

During the year, currency contracts totaling C$170 million and CLP 21 billion have been designated against forecasted non-US dollar denominated expenditures, some of which are hedges which matured within the year. In total, we have A$429 million, C$240 million, CLP 83 billion and ZAR 171 million designated as cash flow hedges of our anticipated operating, administrative and sustaining capital spend. The outstanding contracts hedge the variability of the US dollar amount of those expenditures caused by changes in currency exchange rates over the next two years. The effective portion of changes in fair value of the currency contracts is recorded in OCI until the forecasted expenditure impacts earnings. Gains and losses from hedge ineffectiveness are recognized in current earnings classified in the consolidated statement of income as gains (losses) on non-hedge derivatives.

During the year, we sold back and effectively closed out approximately C$149 million of our Canadian dollar option contracts as a loss mitigation strategy. We crystallized losses of approximately $1 million, which were recognized in the consolidated statement of income based on the original hedge contract maturity dates. At December 31, 2014, none of these losses remain crystallized in OCI.

During 2013, we sold back and effectively closed out approximately A$990 million of our Australian dollar forward contracts as a loss mitigation strategy. No cash settlement occurred and payments will net at maturity (2014-2016). Including Australian dollar contracts closed out in 2012, $23 million of losses remain crystalized in OCI at December 31, 2014.

During 2013, we also unwound approximately CLP 500 billion of our Chilean peso hedges. We realized net cash proceeds of approximately $50 million with $18 million being crystallized in OCI. Any unrealized change and realized gain/losses on ineffective amounts or time value have been recognized in the consolidated statement of income as gains on non-hedge derivatives. At December 31, 2014, none of the gains remain crystallized in OCI.

Non-hedge Derivatives

We concluded that CLP 19 billion of derivatives contracts do not meet the strict hedge effectiveness criteria. These contracts represent an economic hedge of operating and administrative expenses at various South American locations, including operating mines and projects. Also, ZAR 250 million represents an economic hedge of Acacia’s anticipated operating, capital and administrative spending at various locations in Africa. Although not qualifying as accounting hedges, the contracts provide protection against the variability of CLP and ZAR to the US dollar. The remaining non-hedge currency contracts are used to mitigate the variability of the US dollar amount of non-US dollar denominated exposures that do not meet the strict hedge effectiveness criteria. Changes in the fair value of the non-hedge currency contracts are recorded in the consolidated statement of income as gains (losses) on non-hedge derivatives.

During the year, we did not write any currency options. As a result, there are no outstanding notional amounts to report at December 31, 2014.

BARRICK YEAR END 2014	153	NOTES TO FINANCIAL STATEMENTS

Commodity Contracts

Diesel/Propane/Electricity/Natural Gas

Non-hedge Derivatives

During the year, we entered into 1,680 thousand barrels of WTI and 563 thousand barrels of Brent to economically hedge our exposure to forecasted fuel purchases for expected consumption at our mines. In total, on a combined basis we have 8,566 thousand barrels of WTI and Brent swaps outstanding that economically hedge our exposure to forecasted fuel purchases at our mines. During the year, we wrote 100 thousand barrels of WTI put options with an outstanding notional of 100 thousand barrels at December 31, 2014.

Metals Contracts

Cash Flow Hedges

During 2013, we purchased 148 million pounds of copper collar contracts to designate as hedges against copper cathode sales at our Zaldívar mine for 2013. These contracts contained purchased put and sold call options with weighted average strike prices of $3.50/lb and $4.25/lb, respectively. During 2013, we also purchased 251 million pounds of copper collars for 2014 which matured evenly throughout 2014. These contracts contained purchased put and sold call options with weighted average strike prices of $3.00/lb and $3.75/lb respectively. At December 31, 2014 there are no remaining positions classified as cash flow hedges or economic hedges of our Zaldívar mine. Previously, these contracts were designated as cash flow hedges, with the effective portion of the hedge recognized in OCI and the ineffective portion, together with the changes in time value, recognized in non-hedge derivative gains (losses). Provided that the spot copper price remains within the collar band, any unrealized gain (loss) on the collar will be attributable to time value.

During the year, we recorded unrealized losses on our copper collars of $6 million to changes in time value. This was included in current period earnings as losses on non-hedge derivative activities. Gains and losses from hedge ineffectiveness and time value of options, which are generally excluded, are recognized in the consolidated statement of income as gains on non-hedge derivatives.

During 2013, we early terminated 65 million ounces of silver hedges. We realized net cash proceeds of approximately $190 million with $21 million remaining crystallized in OCI to be recognized in revenue as the exposure occurs. Any unrealized changes and realized gains/losses on ineffective amounts or time value have been recognized in the consolidated statements of income as gains on non-hedge derivatives.

Non-Hedge Derivatives

We enter into purchased and written contracts with the primary objective of increasing the realized price on some of our gold sales. During the year, we wrote gold put and call options with an average outstanding notional of 34 thousand ounces. As a result of these activities, we recorded approximately $1 million in the consolidated statement of income as gains on non-hedge derivatives. There are no outstanding gold positions at December 31, 2014.

BARRICK YEAR END 2014	154	NOTES TO FINANCIAL STATEMENTS

  Cash Flow Hedge Gains (Losses) in Accumulated Other Comprehensive Income (“AOCI”)

	Commodity price hedges			Currency hedges			Interest rate hedges
	Gold/Silver[1]	Copper	Fuel	Operating costs	General and administrative costs	Capital expenditures	Long- term debt	Total
At January 1, 2013	$ 10	$ -	$ 7	$ 456	$ 25	$ 26	$ (31)	$ 493
Effective portion of change in fair value of hedging instruments	55	57	(2)	(140)	(16)	(12)	2	(56)

Transfers to earnings:

On recording hedged items in earnings/PP&E1	(1)	(57)	(9)	(268)	(11)	(14)	3	(357)
Hedge ineffectiveness due to changes in original forecasted transaction	(46)	-	-	5	-	-	-	(41)

At December 31, 2013	$ 18	$-	$ (4)	$ 53	$ (2)	$ -	$ (26)	$ 39
Effective portion of change in fair value of hedging instruments	-	2	-	(44)	3	-	(2)	(41)

Transfers to earnings:

On recording hedged items in earnings/PP&E1	-	(2)	4	(93)	(4)	-	3	(92)
Hedge ineffectiveness due to changes in original forecasted transaction	-	-	-	5	-	-	-	5
At December 31, 2014	$ 18	$-	$-	$ (79)	$ (3)	$ -	$ (25)	$ (89)

Hedge gains/losses classified within	Gold/Silver sales	Copper sales	Cost of sales	Cost of sales	General and administrative costs	Property, plant, and equipment	Interest expense	Total
Portion of hedge gain (loss) expected to affect 2015 earnings[2]	$ 13	$ -	$ -	$ (54)	$ (3)	$ -	$ (4)	$ (48)
[1]	Realized gains (losses) on qualifying currency hedges of capital expenditures are transferred from OCI to PP&E on settlement.
[2]	Based on the fair value of hedge contracts at December 31, 2014.

  Cash Flow Hedge Gains (Losses) at December 31

Derivatives in cash flow hedging relationships	Amount of gain (loss) recognized in OCI		Location of gain (loss) transferred from OCI into income/PP&E (effective portion)	Amount of gain (loss) transferred from OCI into income (effective portion)		Location of gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)	Amount of gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	2014	2013		2014	2013		2014	2013
Interest rate contracts	$(2)	$2	Finance income/finance costs	$(3)	$(3)	Gain (loss) on non-hedge derivatives	$ -	$ -
Foreign exchange contracts	(41)	(168)	General and administrative costs	97	293	Gain (loss) on non-hedge derivatives	(4)	(18)
Commodity contracts	2	110	Revenue/cost of sales	(2)	67	Gain (loss) on non-hedge derivatives	(6)	(7)
Total	$ (41)	$(56)		$92	$357		$ (10)	$(25)

  Fair Value Hedge Gains at December 31

Derivatives in fair value hedging relationships	Location of gain (loss) recognized in income on derivatives	Amount of gain (loss) recognized in income on derivatives
		2014	2013
Interest rate contracts	Interest income/expense	$ 1	$ (2)

BARRICK YEAR END 2014	155	NOTES TO FINANCIAL STATEMENTS

  E Gains (Losses) on Non-hedge Derivatives

For the years ended December 31	2014	2013

Commodity contracts
Gold	$ 1	$ 1
Silver	-	104
Copper	3	(9)
Fuel	(181)	12
Currency contracts	(8)	(8)
Interest rate contracts	2	1
	$ (183)	$ 101

Gains (losses) attributable to silver option collar hedges[1]	$ -	$ (36)
Gains (losses) attributable to copper option collar hedges[1]	(6)	(17)
Gains (losses) attributable to currency option collar hedges[1]	1	(13)
Hedge ineffectiveness	(5)	41
	$ (10)	$ (25)
	$ (193)	$ 76
[1]	Represents unrealized gains (losses) attributable to changes in time value of the collars, which are excluded from the hedge effectiveness assessment.

  F Derivative Assets and Liabilities

	2014	2013
At January 1	$ (59)	$ 278
Derivatives cash (inflow) outflow
Operating activities	14	(71)
Financing activities	(9)	(4)
Early settlement of derivatives	-	(239)
Change in fair value of:
Non-hedge derivatives	(183)	101
Cash flow hedges:
Effective portion	(41)	(56)
Ineffective portion	5	(41)
Fair value hedges	-	(2)
Excluded from effectiveness changes	(5)	(25)
At December 31	$ (278)	$ (59)
Classification:
Other current assets	$ 7	$ 37
Other long-term assets	2	10
Other current liabilities	(158)	(31)
Other long-term obligations	(129)	(75)
	$ (278)	$ (59)

BARRICK YEAR END 2014	156	NOTES TO FINANCIAL STATEMENTS

25 > FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

A Assets and Liabilities Measured at Fair Value on a Recurring Basis

  Fair Value Measurements

At December 31, 2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Aggregate Fair Value
Cash and equivalents	$ 2,699	$ -	$ -	$ 2,699
Available-for-sale securities	35	-	-	35
Derivatives	-	(278)	-	(278)
Receivables from provisional copper and gold sales	-	184	-	184
	$ 2,734	$ (94)	$ -	$ 2,640

Fair Value Measurements
At December 31, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Aggregate Fair Value
Cash and equivalents	$ 2,404	$ -	$ -	$ 2,404
Available-for-sale securities	120	-	-	120
Derivatives	-	(59)	-	(59)
Receivables from provisional copper and gold sales	-	246	-	246
	$ 2,524	$ 187	$ -	$ 2,711

BARRICK YEAR END 2014	157	NOTES TO FINANCIAL STATEMENTS

B Fair Values of Financial Assets and Liabilities

	At Dec. 31, 2014		At Dec. 31, 2013
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Financial assets
Other receivables	$ 385	$ 385	$ 167	$ 167
Available-for-sale securities[1]	35	35	120	120
Derivative assets	9	9	47	47
	$ 429	$ 429	$ 334	$ 334
Financial liabilities
Debt[2]	$ 13,081	$ 13,356	$ 13,080	$ 12,525
Derivative liabilities	287	287	106	106
Other liabilities	360	360	355	355
	$ 13,728	$ 14,003	$ 13,541	$ 12,986

[1]	Recorded at fair value. Quoted market prices are used to determine fair value.
[2]

Debt is generally recorded at amortized cost except for obligations that are designated in a fair-value hedge relationship, in which case the carrying amount is adjusted for changes in fair value of the hedging instrument in periods when a hedge relationship exists. The fair value of debt is primarily determined using quoted market prices. Balance includes both current and long-term portions of debt.

We do not offset financial assets with financial liabilities.

C Assets Measured at Fair Value on a Non-Recurring Basis

	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Aggregate fair value
Property, plant and equipment[1]	$ -	$ -	$ 3,665	$ 3,665
Intangible assets[2]	-	-	2	2
Goodwill[3]	-	-	3,278	3,278

[1]	Property, plant and equipment were written down by $2,672 million which was included in earnings in this period, to their fair value less costs of disposal of $3,665 million.
[2]	Intangible assets were written down by $7 million which was included in earnings in this period, to their fair value less costs of disposal of $2 million.
[3]	Goodwill was written down by $1,409 million which was included in earnings in this period.

Valuation Techniques

Cash Equivalents

The fair value of our cash equivalents is classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets. Our cash equivalents are comprised of U.S. Treasury bills and money market securities that are invested primarily in U.S. Treasury bills.

Available-for-Sale Securities

The fair value of available-for-sale securities is determined based on the closing price of each security at the balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore available-

for-sale securities are classified within Level 1 of the fair value hierarchy.

Derivative Instruments

The fair value of derivative instruments is determined using either present value techniques or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs. The fair value of all our derivative contracts includes an adjustment for credit risk. For counterparties in a net asset position, credit risk is based upon the observed credit default swap spread for each particular counterparty, as appropriate. For counterparties in a net liability position, credit risk is based upon Barrick’s observed credit default swap spread. The fair value of US dollar interest rate and currency swap contracts is determined by discounting contracted cash

BARRICK YEAR END 2014	158	NOTES TO FINANCIAL STATEMENTS

flows using a discount rate derived from observed LIBOR and swap rate curves and CDS rates. In the case of currency contracts, we convert non-US dollar cash flows into US dollars using an exchange rate derived from currency swap curves and CDS rates. The fair value of commodity forward contracts is determined by discounting contractual cash flows using a discount rate derived from observed LIBOR and swap rate curves and CDS rates. Contractual cash flows are calculated using a forward pricing curve derived from observed forward prices for each commodity. Derivative instruments are classified within Level 2 of the fair value hierarchy.

Receivables from Provisional Copper and Gold Sales

The fair value of receivables arising from copper and gold sales contracts that contain provisional pricing mechanisms is determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 2 of the fair value hierarchy.

Property, Plant and Equipment, Goodwill and Intangibles

The fair value of property, plant and equipment, goodwill and intangibles is determined primarily using an income approach based on unobservable cash flows and a market multiples approach where applicable, and as a result is classified within Level 3 of the fair value hierarchy. Refer to note 20 for disclosure of inputs used to develop these measures.

26 > PROVISIONS

A Provisions

	As at Dec. 31, 2014	As at Dec. 31, 2013
Environmental rehabilitation (“PER”)	$ 2,375	$ 2,254
Post-retirement benefits	103	83
RSUs	15	11
Other	68	80
	$ 2,561	$ 2,428

B Environmental Rehabilitation

	2014	2013
At January 1	$ 2,359	$ 2,663
PERs divested during the year	(17)	(164)
PERs arising (decreasing) in the year	125	(145)
Impact of revisions to expected cash flows recorded in earnings	58	91
Settlements
Cash payments relating to continuing operations	(108)	(56)
Cash payments relating to discontinued operations	-	(1)
Settlement gains	(8)	(2)
Accretion	75	69
Assets held for sale	-	(96)
At December 31	$ 2,484	$ 2,359
Current portion (note 23)	(109)	(105)
	$ 2,375	$ 2,254

The eventual settlement of all PERs is expected to take place between 2015 and 2054.

The PER has increased from third quarter 2014 by $22 million primarily due to changes in cost estimates, partially offset by changes in discount rates. For the year ended December 31, 2014, our PER balance increased by $125 million as a result of various impacts at our mine sites including new requirements related to water treatment, expanded footprints of our operations and updated estimates for reclamation activities. A 1% increase in the discount rate would result in a decrease in PER by $323 million and a 1% decrease in the discount rate would result in an increase in PER by $295 million, while holding the other assumptions constant.

BARRICK YEAR END 2014	159	NOTES TO FINANCIAL STATEMENTS

27 > FINANCIAL RISK MANAGEMENT

Our financial instruments are comprised of financial liabilities and financial assets. Our principal financial liabilities, other than derivatives, comprise accounts payable and debt. The main purpose of these financial instruments is to manage short-term cash flow and raise funds for our capital expenditure program. Our principal financial assets, other than derivative instruments, are cash and equivalents and accounts receivable, which arise directly from our operations. In the normal course of business, we use derivative instruments to mitigate exposure to various financial risks.

We manage our exposure to key financial risks in accordance with our financial risk management policy. The objective of the policy is to support the delivery of our financial targets while protecting future financial security. The main risks that could adversely affect our financial assets, liabilities or future cash flows are as follows:

a)	Market risk, including commodity price risk, foreign currency and interest rate risk;
b)	Credit risk;
c)	Liquidity risk; and
d)	Capital risk management.

Management designs strategies for managing each of these risks, which are summarized below. Our senior management oversees the management of financial risks. Our senior management ensures that our financial risk-taking activities are governed by policies and procedures and that financial risks are identified, measured and managed in accordance with our policies and our risk appetite. All derivative activities for risk management purposes are carried out by the appropriate functions.

a) Market Risk

Market risk is the risk that changes in market factors, such as commodity prices, foreign exchange rates or interest rates, will affect the value of our financial instruments. We manage market risk by either accepting it or mitigating it through the use of derivatives and other economic hedging strategies.

Commodity Price Risk

Gold and Copper

We sell our gold and copper production in the world market. The market prices of gold and copper are the primary drivers of our profitability and ability to generate both operating and free cash flow. All of our future gold production is unhedged in order to provide our shareholders with full exposure to changes in the market gold price. Our corporate treasury function implements hedging strategies on an opportunistic basis to protect us from downside price risk on our copper production. At December 31, 2014, we have no open position on our copper production and as such all our 2015 copper production is subject to market prices.

Fuel

On average we consume approximately 5 million barrels of diesel fuel annually across all our mines. Diesel fuel is refined from crude oil and is therefore subject to the same price volatility affecting crude oil prices. Therefore, volatility in crude oil prices has a significant direct and indirect impact on our production costs. To mitigate this volatility, we employ a strategy of using financial contracts to hedge our exposure to oil prices.

Foreign Currency Risk

The functional and reporting currency for our gold and copper segments and Pascua-Lama is the US dollar and we report our results using the US dollar. The majority of our operating and capital expenditures are denominated and settled in US dollars. We have exposure to the Australian dollar and Canadian dollar through a combination of mine operating costs and corporate administration costs; and to the Papua New Guinea kina, Peruvian sol, Chilean peso, Argentinean peso, Dominican Republic peso and Zambian kwacha through mine operating costs. Consequently, fluctuations in the US dollar exchange rate against these currencies increase the volatility of cost of sales, corporate administration costs and overall net earnings, when translated into US dollars. To mitigate these inherent risks and provide greater certainty over our costs, we have foreign currency hedges in place for some of our Australian and Canadian dollar exposures as well as a portion of our Chilean peso exposures. In 2013, the Company unwound approximately CLP 500 billion of our Chilean peso hedges and $990 million of our Australian dollar forward contracts. As a result, we now have greater exposure to fluctuations in the value of the Chilean pesos and Australian dollars compared to the US dollar.

BARRICK YEAR END 2014	160	NOTES TO FINANCIAL STATEMENTS

The following table shows gains (losses) associated with a 10% change in exchange rate of the Australian dollar:

Impact of a 10% change in exchange rate of Australian dollar

	Average Exchange Rate		Effect on Net Earnings		Effect on Equity
	2014	2013	2014	2013	2014	2013
10% strengthening	$ 0.90	$ 0.89	$ (33)	$ (91)	$ (33)	$ (91)
10% weakening	0.90	0.89	33	91	33	91

Interest Rate Risk

Interest rate risk refers to the risk that the value of a financial instrument or cash flows associated with the instruments will fluctuate due to changes in market interest rates. Currently, our interest rate exposure mainly relates to interest receipts on our cash balances ($2.7 billion at the end of the year); the mark-to-market value of derivative instruments; the fair value and ongoing payments under US dollar interest-rate swaps; and to the interest payments on our variable-rate debt ($1 billion at December 31, 2014).

The following table shows the approximate interest rate sensitivities of our financial assets and liabilities as at December 31:

Impact of a 1% change in interest rate

	Effect on Net Earnings		Effect on Equity
	2014	2013	2014	2013
1% increase	$ 12	$ 6	$ 12	$ 6
1% decrease	(12)	(6)	(12)	(6)

b) Credit Risk

Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. Credit risk arises from cash and equivalents, trade and other receivables as well as derivative assets. For cash and equivalents and trade and other receivables, credit risk exposure equals the carrying amount on the balance sheet, net of any overdraft positions. To mitigate our inherent exposure to credit risk we maintain policies to limit the concentration of credit risk, review counterparty creditworthiness on a monthly basis, and ensure liquidity of available funds. We also invest our cash and equivalents in highly rated financial institutions, primarily within the United States and other investment grade countries1. Furthermore, we sell our gold and copper production into the world market and to private customers with strong credit ratings. Historically customer defaults have not had a significant impact on our operating results or financial position.

For derivatives with a positive fair value, we are exposed to credit risk equal to the carrying value. When the fair value of a derivative is negative, we assume no credit risk. We mitigate credit risk on derivatives by:

•	Entering into derivatives with high credit-quality counterparties;
•	Limiting the amount of net exposure with each counterparty; and
•	Monitoring the financial condition of counterparties on a regular basis.

The company’s maximum exposure to credit risk at the reporting date is the carrying value of each of the financial assets disclosed as follows:

	As at Dec. 31, 2014	As at Dec. 31, 2013
Cash and equivalents	$ 2,699	$ 2,404
Accounts receivable	418	385
Net derivative assets by counterparty	1	19
	$ 3,118	$ 2,808

[1]	Investment grade countries include Canada, Chile, Australia, and Peru. Investment grade countries are defined as being rated BBB- or higher by S&P.

c) Liquidity Risk

Liquidity risk is the risk of loss from not having access to sufficient funds to meet both expected and unexpected cash demands. We manage our exposure to liquidity risk by maintaining cash reserves, access to undrawn credit facilities and access to public debt markets, by staggering the maturities of outstanding debt instruments to mitigate refinancing risk and by monitoring of forecasted and actual cash flows. Details of the undrawn credit facility are included in Note 24.

Our capital structure comprises a mix of debt and shareholders’ equity. As at December 31, 2014, our total debt was $13.1 billion (debt net of cash and equivalents was $10.4 billion) compared to total debt as at December 31, 2013 of $13.1 billion (debt net of cash and equivalents was $10.7 billion).

In 2013, we made a number of changes to our capital structure. In first quarter 2013, we drew $2.0 billion on our $4.0 billion revolving credit facility (“2012 Credit Facility”), using the proceeds to repay $1.2 billion on our $1.45 billion credit facility, which expired in April 2013. In second

BARRICK YEAR END 2014	161	NOTES TO FINANCIAL STATEMENTS

quarter 2013, we issued $3.0 billion of debt, using $2.0 billion of the net proceeds to repay the outstanding balance on the 2012 Credit Facility. In fourth quarter 2013, we issued new equity for net proceeds of $2.9 billion, using $2.6 billion of those proceeds to redeem outstanding debt with near-term maturities. The $4.0 billion credit facility was fully undrawn at year end and the termination date has been extended by one year such that the facility now expires in January 2020.

As part of our capital allocation strategy, we are constantly evaluating our capital expenditures and making reductions where the risk-adjusted returns do not justify the investment. Since the beginning of 2013, we have also made divestments of non-core assets and assets that do not meet our investment criteria, such as the sale of our oil & gas business and certain of our Australian and North American assets for total cash proceeds of approximately $720 million. In July 2013, the Company’s Board of Directors authorized reducing the quarterly dividend to $0.05 per share as a further prudent step to improve liquidity (the declaration and payment of dividends is at the discretion of the Board of Directors and will depend on the Company’s financial results, cash requirements, future prospects and other factors deemed relevant by the Board).

Our primary source of liquidity is our operating cash flow. Other options to enhance liquidity include drawing the $4.0 billion available under our 2012 Credit Facility (subject to compliance with covenants and the making of certain representations and warranties, this facility is available for drawdown as a source of financing), further asset sales and issuances of debt or equity securities in the public markets or to private investors, which could be undertaken for liquidity enhancement and/or in connection with establishing a strategic partnership. Many factors, including, but not limited to, general market conditions and then prevailing metals prices could impact our ability to issue securities on acceptable terms, as could our credit ratings. Moody’s and S&P rate our long-term debt Baa2 and BBB, respectively. Changes in our ratings could affect the trading prices of our securities and our cost of capital. If we were to borrow under our 2012 Credit Facility, the applicable interest rate on the amounts borrowed would be based, in part, on our credit ratings at the time. The key financial covenant in the 2012 Credit Facility (undrawn as at December 31, 2014) requires Barrick to maintain a consolidated tangible net worth (“CTNW”) of at least $3.0 billion (Barrick’s CTNW was $5.7 billion as at December 31, 2014).

The following table outlines the expected maturity of our significant financial assets and liabilities into relevant maturity groupings based on the remaining period from the balance sheet date to the contractual maturity date. As the amounts disclosed in the table are the contractual undiscounted cash flows, these balances may not agree with the amounts disclosed in the balance sheet.

BARRICK YEAR END 2014	162	NOTES TO FINANCIAL STATEMENTS

As at December 31, 2014 (in $ millions)	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total

Cash and equivalents	$ 2,699	$ -	$ -	$ -	$ 2,699
Accounts receivable	418	-	-	-	418
Derivative assets	7	1	1	-	9
Trade and other payables	1,653	-	-	-	1,653
Debt	333	919	1,853	10,082	13,187
Derivative liabilities	157	117	13	-	287
Other liabilities	67	112	46	135	360

As at December 31, 2013 (in $ millions)	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total

Cash and equivalents	$ 2,404	$ -	$ -	$ -	$ 2,404
Accounts receivable	385	-	-	-	385
Derivative assets	34	7	5	1	47
Trade and other payables	2,165	-	-	-	2,165
Debt	179	1,002	1,068	10,958	13,207
Derivative liabilities	32	72	2	-	106
Other liabilities	111	145	41	58	355

BARRICK YEAR END 2014	163	NOTES TO FINANCIAL STATEMENTS

d) Capital Risk Management

Our objective when managing capital is to provide value for shareholders by maintaining an optimal short-term and long-term capital structure in order to reduce the overall cost of capital while preserving our ability to continue as a going concern. Our capital management objectives are to safeguard our ability to support our operating requirements on an ongoing basis, continue the development and exploration of our mineral properties and support any expansion plans. Our objectives are also to ensure that we maintain a strong balance sheet and optimize the use of debt and equity to support our business and provide financial flexibility in order to maximize shareholder value. We define capital as total debt less cash and equivalents and it is managed by management subject to approved policies and limits by the Board of Directors. We have no significant financial covenants or capital requirements with our lenders or other parties other than what is discussed under liquidity risk section of note 27.

28 > OTHER NON-CURRENT LIABILITIES

	As at Dec. 31, 2014	As at Dec. 31, 2013
Deposit on silver sale agreement	$668	$646
Derivative liabilities (note 24f)	129	75
Deferred revenue	85	6
Provision for supply contract restructuring costs	8	13
Provision for offsite remediation	56	62
Other	166	174
	$ 1,112	$ 976

Silver Sale Agreement

On September 22, 2009, we entered into an agreement with Silver Wheaton Corp. (“Silver Wheaton”) to sell the amount equal to 25% of the life of mine silver production from the Pascua-Lama project and 100% of silver production from the Lagunas Norte, Pierina and Veladero mines (“South American mines”) until the end of 2013. In return, we were entitled to an upfront cash payment of $625 million payable over three years from the date of the agreement, as well as ongoing payments in cash of the lesser of $3.90 (subject to an annual inflation adjustment of 1% starting three years after project completion at Pascua-Lama) and the prevailing market price for each ounce of silver delivered under the agreement.

An imputed interest expense is being recorded on the liability at the rate implicit in the agreement. The liability plus imputed interest will be amortized based on the difference between the effective contract price for silver and the amount of the ongoing cash payment per ounce of silver delivered under the agreement.

We had provided Silver Wheaton with a completion guarantee, requiring us to complete Pascua-Lama to at least 75% design capacity by December 31, 2015. During 2014 and 2015, Silver Wheaton would be entitled to the silver production from the South American mines to the extent of any production shortfall at Pascua Lama, until we satisfy the completion guarantee. Per the terms of the original silver purchase agreement, if the requirements of the completion guarantee have not been satisfied by December 31, 2015, the agreement may be terminated by Silver Wheaton, in which case Silver Wheaton will be entitled to the return of the upfront cash consideration paid less a credit for silver delivered up to the date of that event.

In December 2014, Silver Wheaton agreed to extend the completion date for Pascua-Lama to June 30, 2020 and will continue to receive silver production from the South American mines until March 31, 2018. At December 31, 2014, the cash obligation was $341 million.

29 > DEFERRED INCOME TAXES

Recognition and Measurement

We record deferred income tax assets and liabilities where temporary differences exist between the carrying amounts of assets and liabilities in our balance sheet and their tax bases. The measurement and recognition of deferred income tax assets and liabilities takes into account: substantively enacted rates that will apply when temporary differences reverse; interpretations of relevant tax legislation; estimates of the tax bases of assets and liabilities; and the deductibility of expenditures for income tax purposes. In addition the measurement and recognition of deferred tax assets takes into account tax planning strategies. We recognize the effect of changes in our assessment of these estimates and factors when they occur. Changes in deferred income tax assets and liabilities are allocated between net income, other comprehensive income, and goodwill based on the source of the change.

Current income taxes of $78 million have been provided on the undistributed earnings of certain foreign subsidiaries. Deferred income taxes have not been provided on the undistributed earnings of all other foreign subsidiaries for which we are able to control the timing of the remittance, and it is probable that there will be no remittance in the foreseeable future. These undistributed earnings amounted to $6,174 million as at December 31, 2014.

BARRICK YEAR END 2014	164	NOTES TO FINANCIAL STATEMENTS

Sources of Deferred Income Tax Assets and Liabilities

	As at Dec. 31, 2014	As at Dec. 31, 2013
Deferred tax assets
Tax loss carry forwards	$ 369	$ 251
Alternative minimum tax (“AMT”) credits	11	9
Environmental rehabilitation	586	603
Property, plant and equipment	81	4
Post-retirement benefit obligations and other employee benefits	73	43
Accrued interest payable	51	33
Derivative instruments	32	10
Other	55	65

	$ 1,258	$ 1,018
Deferred tax liabilities
Property, plant and equipment	(2,216)	(2,367)
Inventory	(404)	(408)

	$ (1,362)	$ (1,757)

Classification:

Non-current assets	$ 674	$ 501
Non-current liabilities	(2,036)	(2,258)

	$ (1,362)	$ (1,757)

The deferred tax asset of $674 million includes $665 million expected to be realized in more than one year. The deferred tax liability of $2,036 million includes $1,978 million expected to be realized in more than one year.

Expiry Dates of Tax Losses and AMT Credits

	2015	2016	2017	2018	2019+	No expiry date	Total
Non-capital tax losses[1]
Canada	$4	$2	$1	$-	$1,533	$-	$1,540
Dominican
Republic	-	-	-	-	-	94	94
Barbados	-	627	148	4,751	1,271	-	6,797
Chile	-	-	-	-	-	268	268
Tanzania	-	-	-	-	-	149	149
Zambia	-	-	261	-	384	-	645
Other	-	9	5	7	-	508	529

	$4	$638	$415	$4,758	$3,188	$1,019	$10,022

AMT credits[2]						$103	$103

[1]	Represents the gross amount of tax loss carry forwards translated at closing exchange rates at December 31, 2014.
[2]	Represents the amounts deductible against future taxes payable in years when taxes payable exceed “minimum tax” as defined by United States tax legislation.

The non-capital tax losses include $8,588 million of losses which are not recognized in deferred tax assets. Of these, $4 million expire in 2015, $629 million expire in 2016, $410 million expire in 2017, $4,751 million expire in 2018, $1,878 million expire in 2019 or later, and $916 million have no expiry date.

The AMT credits include $92 million which are not recognized in deferred tax assets.

Recognition of Deferred Tax Assets

We recognize deferred tax assets taking into account the effects of local tax law. Deferred tax assets are fully recognized when we conclude that sufficient positive evidence exists to demonstrate that it is probable that a deferred tax asset will be realized. The main factors considered are:

•	Historic and expected future levels of taxable income;
•	Tax plans that affect whether tax assets can be realized; and
•	The nature, amount and expected timing of reversal of taxable temporary differences.

Levels of future income are mainly affected by: market gold, copper and silver prices; forecasted future costs and expenses to produce gold and copper reserves; quantities of proven and probable gold and copper reserves; market interest rates; and foreign currency exchange rates. If these factors or other circumstances change, we record an adjustment to the recognition of deferred assets to reflect our latest assessment of the amount of deferred tax assets that is probable will be realized.

A deferred income tax asset totaling $505 million (December 31, 2013 – $322 million) has been recorded in Canada. This deferred tax asset primarily arose from derivative realized losses, finance costs, and general and administrative expenses. Projections of various sources of income support the conclusion that the realizability of this deferred tax asset is probable and consequently, we have fully recognized this deferred tax asset.

BARRICK YEAR END 2014	165	NOTES TO FINANCIAL STATEMENTS

Deferred Tax Assets Not Recognized

	As at December 31, 2014	As at December 31, 2013

Australia and Papua New Guinea	$ 367	$ 456
Canada	371	139
US	93	50
Chile	776	471
Argentina	823	928
Barbados	68	71
Tanzania	92	107
Zambia	-	43
Saudi Arabia	67	17

	$ 2,657	$ 2,282

Deferred Tax Assets Not Recognized relate to: non-capital loss carry forwards of $348 million (2013: $334 million), capital loss carry forwards with no expiry date of $518 million (2013: $200 million), US AMT credits of $92 million (2013: $48 million) and other deductible temporary differences with no expiry date of $1,699 million(2013: $1,700 million).

Source of Changes in Deferred Tax Balances
For the years ended December 31	2014	2013
Temporary differences
Property, plant and equipment	$ 228	$ 938
Environmental rehabilitation	(17)	(121)
Tax loss carry forwards	118	(179)
AMT credits	2	(35)
Inventory	4	(169)
Derivatives	22	45
Other	38	(5)

	$ 395	$ 474

Intraperiod allocation to:
Loss from continuing operations before income taxes	$ 380	$ 471
Loss from discontinued operations	-	13
Barrick Energy disposition	-	(91)
OCI	15	56
Issuance of share capital	-	24
Other	-	1

	$ 395	$ 474

Income Tax Related Contingent Liabilities
	2014	2013
At January 1	$ 51	$ 64
Additions based on tax positions related to the current year	1	1
Reductions for tax positions of prior years	(3)	(2)
Reduction related to discontinued operations	-	(12)

At December 31 [1]	$ 49	$ 51

1If reversed, the total amount of $49 million would be recognized as a benefit to income taxes on the income statement, and therefore would impact the reported effective tax rate.

We anticipate the amount of income tax related contingent liabilities to decrease within 12 months of the reporting date by approximately $1 million to $2 million, related primarily to the expected settlement of income tax and mining tax assessments.

We further anticipate that it is reasonably possible for the amount of income tax related contingent liabilities to decrease within 12 months of the reporting date by approximately $46 million through a potential settlement with tax authorities that may result in a reduction of available tax pools.

Tax Years Still Under Examination
Canada	2011-2014
United States	2014
Dominican Republic	2011-2014
Peru	2009,2011-2014
Chile	2011-2014
Argentina	2007-2014
Australia	2010-2014
Papua New Guinea	2004-2014
Saudi Arabia	2007-2014
Tanzania	All years open
Zambia	2010-2014

BARRICK YEAR END 2014	166	NOTES TO FINANCIAL STATEMENTS

30 > CAPITAL STOCK

Authorized Capital Stock

Our authorized capital stock includes an unlimited number of common shares (issued 1,164,669,608 common shares); an unlimited number of first preferred shares issuable in series (the first series is designated as the “First Preferred Shares, Series A” and consists of 10,000,000 First preferred shares (issued nil); the second series is designated as the “First Preference Shares, Series B” and consists of 10,000,000 first preferred shares (issued nil); and the third series is designated as the “First Preferred Shares, Series C Special Voting Share” and consists of 1 Special Voting Share (issued nil); and an unlimited number of second preferred shares issuable in series (the first series is designated as the “Second Preferred Shares, Series A” and consists of 15,000,000 second preferred shares (issued nil). Our common shares have no par value.

Common Stock offering

On November 14, 2013, we issued 163.5 million shares of Barrick at a price of $18.35, for net proceeds of $2,910 million.

Dividends

In 2014, we declared and paid dividends in US dollars totaling $0.20 per share, $232 million (2013: $0.50 per share, $508 million).

31 > NON-CONTROLLING INTERESTS

A) NON-CONTROLLING INTERESTS CONTINUITY

	Pueblo Viejo	Acacia	Cerro Casale	Other	Total

NCI in subsidiary at December 31, 2014	40%	36.1%	25%	Various

At January 1, 2013	$ 1,405	$ 747	$ 512	$ -	$ 2,664
Share of loss	(21)	(211)	(5)	-	(237)
Cash contributed	48	-	7	-	55
Decrease of non-controlling interest	-	(14)	-	-	(14)

At December 31, 2013	$ 1,432	$ 522	$ 514	$ -	$ 2,468
Share of income (loss)	89	62	(199)	(4)	(52)
Cash contributed	-	-	4	25	29
Increase (decrease) in non-controlling interest[1]	-	174	-	(4)	170

At December 31, 2014	$ 1,521	$ 758	$ 319	$ 17	$ 2,615

1 Primarily represents the increase in non-controlling interests as a result of divestment of 10% of issued ordinary share capital of Acacia (see note 4c).

BARRICK YEAR END 2014	167	NOTES TO FINANCIAL STATEMENTS

B) SUMMARIZED FINANCIAL INFORMATION ON SUBSIDIARIES WITH MATERIAL NON-CONTROLLING INTERESTS

Summarized Balance Sheets

	Pueblo Viejo		Acacia		Cerro Casale

	As at Dec. 31, 2014	As at Dec. 31, 2013	As at Dec. 31, 2014	As at Dec. 31, 2013	As at Dec. 31, 2014	As at Dec. 31, 2013

Current assets	$ 771	$ 473	$ 672	$ 675	$ 5	$ 5
Non-current assets	5,209	5,252	1,810	1,655	561	2,040

Total assets	$ 5,980	$ 5,725	$ 2,482	$ 2,330	$ 566	$ 2,045

Current liabilities	1,338	1,487	214	152	40	36
Non-current liabilities	1,175	744	365	322	42	526

	$ 2,513	$ 2,231	$ 579	$ 474	$ 82	$ 562

Summarized Statements of Income
	Pueblo Viejo		Acacia		Cerro Casale

For the years ended December 31	2014	2013	2014	2013	2014	2013

Revenue	$1,552	$995	$923	$937	$-	$-
Income (loss) from continuing operations after tax	311	199	79	(1,022)	(1,018)	(20)
Other comprehensive income (loss)	-	-	(1)	2	-	-

Total comprehensive income (loss)	$311	$199	$78	$(1,020)	$(1,018)	$(20)

Dividends paid to NCI	$-	$-	$5	$14	$-	$-

Summarized Statements of Cash Flows

	Pueblo Viejo		Acacia		Cerro Casale

For the years ended December 31	2014	2013	2014	2013	2014	2013

Net cash provided by (used in) operating activities	$533	$190	$286	$172	$(2)	$11
Net cash used in investing activities	(184)	(259)	(255)	(375)	(1)	(21)
Net cash provided by (used in) financing activities	(101)	96	(19)	84	4	8

Net increase (decrease) in cash and cash equivalents	$248	$27	$12	$(119)	$1	$(2)

Under the terms of Pueblo Viejo’s project financing agreement described in note 24b, Pueblo Viejo Dominicana Corporation is prohibited from making cash payments to Barrick and Goldcorp in the form of dividends or certain shareholder loan interest and principal payments until Pueblo Viejo achieves specified requirements, including requirements relating to operational, social, and environmental matters.

The project financing agreement contains covenants which limit certain activities by Pueblo Viejo Dominicana, including Pueblo Viejo’s ability to sell assets and incur debt. Furthermore, Pueblo Viejo’s material tangible and intangible assets, including the proceeds from metal sales, are segregated and pledged for the benefit of the project lenders, thus restricting our access to those assets and our ability to use those assets to settle our liabilities to third parties.

BARRICK YEAR END 2014	168	NOTES TO FINANCIAL STATEMENTS

32 > REMUNERATION OF KEY MANAGEMENT PERSONNEL

Key management personnel include the members of the Board of Directors and the Executive leadership team. Compensation for key management personnel (including Directors) was as follows:

For the years ended December 31	2014	2013

Salaries and short-term employee benefits[1]	$ 20	$ 22
Post-employment benefits[2]	2	3
Termination Benefits	11	7
Share-based payments and other[3]	6	13

	$ 39	$ 45

1 Includes annual salary and annual short-term incentives/other bonuses earned in the year.

2 Represents company contributions to retirement savings plans.

3 Relates to stock option, RSU, and PRSU grants and other compensation.

33 > STOCK-BASED COMPENSATION

A Stock Options

Under Barrick’s stock option plan, certain officers and key employees of the Corporation may purchase common shares at an exercise price that is equal to the closing share price on the day before the grant of the option. The grant date is the date when the details of the award, including the number of options granted by individual and the exercise price, are approved. Stock options vest evenly over four years, beginning in the year after granting. Options are exercisable over seven years. At December 31, 2014, 5.4 million (2013: 6.5 million) common shares were available for granting options.

Compensation recovery for stock options was $5 million in 2014 (2013: $8 million), and is presented as a component of corporate administration and operating segment administration, consistent with the classification of other elements of compensation expense for those employees who had stock options. The recognition of compensation expense for stock options reduced earnings per share for 2014 by $nil per share (2013: $0.01 per share).

Total intrinsic value relating to options exercised in 2014 was $nil million (2013: $nil million).

    Employee Stock Option Activity (Number of Shares in Millions)

	2014		2013

	Shares	Average Price	Shares	Average Price

C$ options
At January 1	0.1	$ 19	0.6	$ 28
Granted	0.1	20	0.1	18
Exercised	-	-	-	-
Cancelled/expired	-	-	(0.6)	28

At December 31	0.2	$19	0.1	$ 19

US$ options
At January 1	6.4	$ 41	6.3	$ 42
Granted	-	-	1.1	32
Exercised	-	-	-	-
Forfeited	(0.3)	42	(0.5)	32
Cancelled/expired	(0.9)	41	(0.5)	42

At December 31	5.2	$ 41	6.4	$ 41

BARRICK YEAR END 2014	169	NOTES TO FINANCIAL STATEMENTS

    Stock Options Outstanding (Number of Shares in Millions)

	Outstanding				Exercisable
Range of exercise prices	Shares	Average price	Average life (years)	Intrinsic value[1] ($ millions)	Shares	Average price	Intrinsic value[1] ($ millions)

C$ options
$ 18 - $ 21	0.2	$ 19	6.1	$ (1)	-	-	$ -

	0.2	$ 19	6.1	$ (1)	-	-	$ -

US$ options
$ 20 - $ 27	0.4	$ 26	0.8	$ (6)	0.4	26	$(6)
$ 28 - $ 41	1.8	34	3.9	(42)	0.9	36	(23)
$ 42 - $ 55	3.0	47	2.5	(111)	2.6	47	(95)

	5.2	$ 41	2.8	$ (159)	3.9	$ 42	$ (124)

1 Based on the closing market share price on December 31, 2014 of C $12.52 and US $10.75.

Option Information

(per share and per option amounts in dollars)	Dec. 31, 2014	Dec. 31, 2013

Valuation assumptions	Lattice[1,2]	Lattice[1,2]
Expected term (years)	5.5	5.5
Expected volatility[2]	30%-35%	30%-35%
Expected dividend yield	2.02%	2.02%
Risk-free interest rate[2]	0.10%-1.91%	0.10%-1.91%

Options granted (in millions)	0.1	1.2
Weighted average fair value per option	$ 5	$ 7

[1]	Different assumptions were used for the multiple stock option grants during the year.
[2]	The volatility and risk-free interest rate assumptions varied over the expected term of these stock option grants.

The expected volatility assumptions have been developed taking into consideration both historical and implied volatility of our US dollar share price. Forfeitures have also been factored in based on historical forfeiture rates. The risk-free rate for periods within the contractual life of the option is based on the US Treasury yield curve in effect at the time of the grant.

The expected term assumption is derived from the option valuation model and is in part based on historical data regarding the exercise behavior of option holders based on multiple share-price paths. The Lattice model also takes into consideration employee turnover and voluntary exercise patterns of option holders.

As at December 31, 2014, there was $3 million (2013: $8 million) of total unrecognized compensation cost relating to unvested stock options. We expect to recognize this cost over a weighted average period of 1 year (2013: 1 year).

B  Restricted Share Units (RSUs) and Deferred Share Units (DSUs)

Under our RSU plan, selected employees are granted RSUs where each RSU has a value equal to one Barrick common share. RSUs generally vest from two-and-a-half-year to three years and are settled in cash upon vesting. Additional RSUs are credited to reflect dividends paid on Barrick common shares over the vesting period.

Compensation expense for RSUs incorporates an expected forfeiture rate. The expected forfeiture rate is estimated based on historical forfeiture rates and expectations of future forfeiture rates. We make adjustments if the actual forfeiture rate differs from the expected rate. At December 31, 2014, the weighted average remaining contractual life of RSUs was 1.46 years (2013: 1.17 years).

Compensation expense for RSUs was an $8 million credit to earnings in 2014 (2013: $1 million reversal) and is presented as a component of corporate administration and operating segment administration, consistent with the classification of other elements of compensation expense for those employees who had RSUs.

Under our DSU plan, Directors must receive a specified portion of their basic annual retainer in the form of DSUs, with the option to elect to receive 100% of such retainer in DSUs. Officers may also elect to receive a portion or all of their incentive compensation in the form of DSUs. Each DSU has the same value as one Barrick common share. DSUs must be retained until the Director or officer leaves the Board or Barrick, at which time the cash value of the DSUs will be paid out. Additional DSUs are credited to

BARRICK YEAR END 2014	170	NOTES TO FINANCIAL STATEMENTS

reflect dividends paid on Barrick common shares. DSUs are recorded at fair value on the grant date and are adjusted for changes in fair value. The fair value of amounts granted each period together with changes in fair value are expensed.

    DSU and RSU Activity

	DSUs (thousands)	Fair value ($ millions)	RSUs (thousands)	Fair value ($ millions)

At January 1, 2013	207	$ 7.0	2,489	$ 54.1
Settled for cash	(72)	(1.2)	(803)	(19.2)
Forfeited	-	-	(764)	(15.8)
Granted	66	1.3	1,847	58.7
Credits for dividends	-	-	81	1.8
Change in value	-	(2.4)	-	(49.8)

At December 31, 2013	201	$ 4.7	2,850	$ 29.8
Settled for cash	(53)	(0.6)	(992)	(17.2)
Forfeited	-	-	(629)	(11.5)
Granted	113	1.6	2,327	42.9
Credits for dividends	-	-	49	0.7
Change in value	-	(2.9)	-	(14.6)

At December 31, 2014	261	$ 2.8	3,605	$ 30.1

C  Performance Restricted Share Units (PRSUs)

In 2008, Barrick launched a PRSU plan. Under this plan, selected employees are granted PRSUs, where each PRSU has a value equal to one Barrick common share. At December 31, 2014, 1,675 thousand units were outstanding (2013: 598 thousand units).

D  Performance Granted Share Units (PGSUs)

In 2014, Barrick launched a PGSU plan. Under this plan, selected employees are granted PGSUs, where each PGSU has a value equal to one Barrick common share. At December 31, 2014, no units had been granted.

E  Employee Share Purchase Plan (ESPP)

In 2008, Barrick launched an Employee Share Purchase Plan. This plan enables Barrick employees to purchase Company shares through payroll deduction. During 2014, Barrick contributed and expensed $0.6 million to this plan (2013: $0.8 million).

34 > POST-RETIREMENT BENEFITS

Barrick operates various post-employment plans, including both defined benefit and defined contribution pension plans and other post-retirement plans. The table below outlines where the Company’s post-employment amounts and activity are included in the financial statements:

For the years ended December 31	2014	2013

Balance sheet obligations for:
Defined pension benefits	$ 96	$ 77
Other post-retirement benefits	7	6

Liability in the balance sheet	$ 103	$ 83

Income statement charge included income statement for:
Defined pension benefits	$ 3	$ 3
Other post-retirement benefits	-	-

	$3	$ 3

Measurements for:
Defined pension benefits	$ (29)	$ 36
Other post-retirement benefits	(1)	1

	$ (30)	$ 37

BARRICK YEAR END 2014	171	NOTES TO FINANCIAL STATEMENTS

The amounts recognized in the balance sheet are determined as follows:

For the years ended December 31	2014	2013

Present value of funded obligations	$241	$216
Fair value of plan assets	(218)	(216)

Deficit of funded plans	$23	$-
Present value of unfunded obligations	73	72

Total deficit of defined benefit pension plans	$96	$72
Impact of minimum funding requirement/asset ceiling	-	5

Liability in the balance sheet	$96	$77

A  Defined Benefit Pension Plans

We have qualified defined benefit pension plans that cover certain of our former United States and Canadian employees and provide benefits based on an employee’s years of service. The plans operate under similar regulatory frameworks and generally face similar risks. The majority of benefit payments are from trustee-administered funds; however, there are also a number of unfunded plans where the Company meets the benefit payment obligation as it falls due. Plan assets held in trust are governed by local regulations and practice in each country. Responsibility for governance of the plans – overseeing all aspects of the plans including investment decisions and contribution schedules – lies with the Company. We have set up pension committees to assist in the management of the plans and have also appointed experienced independent professional experts such as actuaries, custodians and trustees.

	Present value of obligation	Fair value of plan assets	Total	Impact of minimum funding requirement/asset ceiling	Total

At January 1, 2013	$ 328	$ (207)	$ 121	$ -	$ 121
Current service cost	1	-	1	-	1
Interest expense (income)	11	(9)	2	-	2

	$ 340	$ (216)	$ 124	$ -	$ 124
Remeasurements:
Loss from demographic assumptions	6	-	6	-	6
Gain from financial assumptions	(25)	-	(25)	-	(25)
Experience gains	(5)	(17)	(22)	-	(22)
Change in asset ceiling	-	-	-	5	5

	$ (24)	$ (17)	$ (41)	$ 5	$ (36)
Exchange differences	(4)	1	(3)	-	(3)
Contributions - employers	-	(8)	(8)	-	(8)
Benefit payments	(24)	24	-	-	-

At December 31, 2013	$ 288	$ (216)	$ 72	$ 5	$ 77
Interest expense (income)	12	(9)	3	-	3

	$ 300	$ (225)	$ 75	$ 5	$ 80
Remeasurements:
Loss from demographic assumptions	25	-	25	-	25
Loss from financial assumptions	24	-	24	-	24
Experience gains	(4)	(11)	(15)	-	(15)
Change in asset ceiling	-	-	-	(5)	(5)

	$ 45	$ (11)	$ 34	$ (5)	$ 29
Exchange differences	(5)	1	(4)	-	(4)
Contributions - employers	-	(8)	(8)	-	(8)
Benefit payments	(21)	21	-	-	-
Settlements	(5)	4	(1)	-	(1)

At December 31, 2014	$ 314	$ (218)	$ 96	$ -	$ 96

BARRICK YEAR END 2014	172	NOTES TO FINANCIAL STATEMENTS

The significant actuarial assumptions were as follows:

As at December 31	Pension Plans 2014	Other Post-Retirement Benefits 2014	Pension Plans 2013	Other Post-Retirement Benefits 2013
Discount rate	1.95 - 4.05%	3.40 - 3.55%	2.15 - 4.90%	3.90 - 4.10%

The sensitivity of the defined benefit obligation to changes in assumptions is set out below. The effects on each plan of a change in an assumption are weighted proportionately to the total plan obligations to determine the total impact for each assumption presented.

Impact on defined benefit obligation
	Change in assumption	Increase in assumption	Decrease in assumption
Discount rate	0.50%	Decrease by 5.3%	Increase by 5.8%

		Increase by 1 year in assumption	Decrease by 1 year in assumption
Life expectancy		Increase by 4.2%	Decrease by 4.1%

B Other Post-Retirement Benefits

We provide post-retirement medical, dental, and life insurance benefits to certain employees in the US. All of these plans are unfunded.

The movement in the defined benefit liability over the year is as follows:

	Present value of obligation	Fair value of plan assets	Total
At January 1, 2013	$ 8	$ -	$ 8
Remeasurements:
Experience gains	(1)	-	(1)
	$ (1)	$ -	$ (1)
Contributions - employers	-	(1)	(1)
Benefit payments	(1)	1	-
Settlements	-	-	-
At December 31, 2013	$ 6	$ -	$ 6
Remeasurements:
Loss from demographic assumptions	1	-	1
	$ 1	$ -	$ 1
Contributions - employers	-	(1)	(1)
Benefit payments	-	1	1
At December 31, 2014	$ 7	$ -	$ 7

The sensitivity of the defined benefit obligation to changes in assumptions is set out below. The effects on each plan of a change in an assumption are weighted proportionately to the total plan obligations to determine the total impact for each assumption presented.

BARRICK YEAR END 2014	173	NOTES TO FINANCIAL STATEMENTS

	Impact on defined benefit obligation
	Change in assumption	Increase in assumption	Decrease in assumption
Discount rate	0.50%	Decrease by 3.7%	Increase by 4.0%
Healthcare cost increase	1%	Increase by 8.6%	Decrease by 7.7%

		Increase by 1 year in assumption	Decrease by 1 year in assumption
Life expectancy		Increase by 9.1%	Decrease by 8.3%

Plan assets, which are funding the Company’s defined pension plans are comprised as follows:

	2014		2013
As at December 31	in %	Total	in %	Total
Composition of plan assets[1]
Cash	3%	$ 7	-	$ -
Equity instruments	48%	104	53%	116
Fixed income securities	49%	107	47%	100
	100%	$ 218	100%	$ 216

1 Holdings in equity and fixed income securities consist of Level 1 and Level 2 assets within the fair value hierarchy.

Through the defined benefit pension plans and other post-retirement benefit plans, we are exposed to a number of risks, most significant of which are detailed below:

Asset Volatility

The plan liabilities are calculated using discount rates that were developed by matching the cash flows underlying the pension obligation with a spot rate curve based on the actual returns available on high-quality (Moody’s Aa) US corporate bonds. If plan assets underperform this yield, this will create a deficit. Our plans hold a significant proportion of equities, which contribute certain degree of risk and volatility.

As the plans mature, we intend to reduce the level of investment risk by investing more in assets that better match the liabilities. However, we believe that due to the long-term nature of the plan liabilities, a level of continuing equity investment is an appropriate component of our long-term strategy to manage the plans efficiently.

Changes in bond yields

A decrease in corporate bond yields will increase plan liabilities, although this be would likely be partially offset by an increase in the value of the plan’s bond holdings.

Inflation risk

Most of the plans’ obligations are linked to inflation and higher inflation will lead to higher liabilities (although, in most cases, caps on the level of inflationary increases are in place to protect the plan against extreme inflation). The majority of the plan’s assets are either unaffected by (fixed interest bonds) or loosely correlated with (equities)

inflation, meaning that an increase in inflation will also increase the deficit.

Life expectancy

The majority of the plans’ obligations are to provide benefits for the life of the member, so increases in the life expectancy will result in an increase in the plans’ liabilities.

Each sensitivity analysis disclosed in this note is based on changing one assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. When calculating the sensitivity of the defined benefit obligation to variations in significant actuarial assumptions, the same method (present value of the defined benefit obligation calculated with the project unit credit method at the end of the reporting period) has been applied as for calculating the liability recognized in the balance sheet.

In case of the funded plans, the Company ensures that the investment positions are managed within an asset-liability matching (ALM) framework that has been developed to achieve long-term investments that are in line with the obligations under the pension plans. Within this framework, the Company’s ALM objective is to match assets to the pension obligations by investing in long-term fixed interest securities with maturities that match the benefit payments as they fall due and in the appropriate currency. The Company actively monitors how the duration and the expected yield of the investments are matching the expected cash outflows arising from the pension obligations. The Company has not changed the processes used to manage its risks from previous periods. The

BARRICK YEAR END 2014	174	NOTES TO FINANCIAL STATEMENTS

Company does not currently use derivatives to manage its risk. Investments are well diversified, such that the failure of any single investment would not have a material impact on the overall level of assets. All of the assets in 2014 consist of equities and fixed income securities. The Company believes that equities offer the best returns over the long term with an acceptable level of risk. The majority of equities are in a globally diversified portfolio of international blue chip entities. The plans are not exposed to significant foreign currency risk.

The Company has pension plans (mostly in the US) at December 31, 2014. The expected contribution to post-employment benefit plans for the year ending December 31, 2014 is $6 million (2013: $8 million).

The weighted average duration of the defined benefit obligation is 11 years (2013: 10 years).

	Less than a year	Between 1-2 years	Between 2-5 years	Over 5 years	Total
Pension benefits	$ 21	$ 21	$ 61	$ 381	$ 484
Other post-retirementbenefits	1	1	1	6	9
At December 31, 2013	$ 22	$ 22	$ 62	$ 387	$ 493
Pension benefits	20	20	60	421	521
Other post-retirementbenefits	1	1	2	5	9
At December 31, 2014	$ 21	$ 21	$ 62	$ 426	$ 530

C Defined Contribution Pension Plans

Certain employees take part in defined contribution employee benefit plans and we also have a retirement plan for certain officers of the Company. Our share of contributions to these plans, which is expensed in the year it is earned by the employee, was $42 million in 2014 (2013: $64 million).

35 > CONTINGENCIES

Certain conditions may exist as of the date the financial statements are issued that may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The impact of any resulting loss from such matters affecting these financial statements and noted below may be material.

A) Litigation and Claims

In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings, the Company with assistance from its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

U.S. Shareholder Class Action

On December 6, 2013, lead counsel and plaintiffs in the securities class action filed a consolidated amended complaint (the “Complaint”) in the U.S. District Court for the Southern District of New York (the “Court”), on behalf of anyone who purchased the common stock of the Company between May 7, 2009, and November 1, 2013. The Complaint asserts claims against the Company and individual defendants Jamie Sokalsky, Aaron Regent, Ammar Al-Joundi, Igor Gonzales, Peter Kinver, George Potter and Sybil Veenman (collectively, the “Defendants”). The Complaint alleges that the Defendants made false and misleading statements to the investing public relating (among other things) to the cost of the Pascua-Lama project (the “Project”), the amount of time it would take before production commenced at the Project, and the environmental risks of the Project, as well as alleged internal control failures. The Complaint seeks an unspecified amount of damages.

The Complaint largely tracks the legal theories advanced in three prior complaints filed on June 5, 2013, June 14, 2013 and August 2, 2013. The Court consolidated those complaints and appointed lead counsel and lead plaintiffs for the resulting consolidated action in September 2013.

The Court held oral arguments on Defendants’ motion to dismiss on September 5, 2014. A decision of the Court is pending. The Company intends to vigorously defend this matter. No amounts have been recorded for any potential liability arising from this matter, as the Company cannot reasonably predict the outcome.

Proposed Canadian Securities Class Actions

Between April and September 2014, eight proposed class actions were commenced against the Company in Canada in connection with the Pascua-Lama project. Four of the proceedings were commenced in Ontario, two were commenced in Alberta, one was commenced in Saskatchewan, and one was commenced in Quebec. The allegations in each of the eight Canadian proceedings are substantially similar to those in the Complaint filed by lead counsel and plaintiffs in the U.S. shareholder class action (see “U.S. Shareholder Class Action” above). Of the eight proposed class actions, three of the Ontario claims, both of the Alberta claims, the Quebec claim and the Saskatchewan claim have been formally served on the Company.

BARRICK YEAR END 2014	175	NOTES TO FINANCIAL STATEMENTS

The first Ontario and Alberta actions were commenced by Statement of Claim on April 15, 2014 and April 17, 2014, respectively, and served on May 20, 2014 and July 29, 2014, respectively. The same law firm acts for the plaintiffs in these two proceedings, and the Statements of Claim are largely identical. Aaron Regent, Jamie Sokalsky and Ammar Al-Joundi are also named as defendants in the two actions. Both actions purport to be on behalf of anyone who, during the period from May 7, 2009 to May 23, 2013, purchased Barrick securities in Canada. Both actions seek $4.3 billion in general damages and $350 million in special damages for alleged misrepresentations in the Company’s public disclosure.

The second Ontario action was commenced by Notice of Action on April 24, 2014, and the Statement of Claim was served on May 27, 2014. Aaron Regent, Jamie Sokalsky, Ammar Al-Joundi and Peter Kinver are also named as defendants. Following a September 8, 2014 amendment to the Statement of Claim, this action purports to be on behalf of anyone who acquired Barrick securities during the period from October 29, 2010 to October 30, 2013, and seeks $6 billion in damages for alleged misrepresentations in the Company’s public disclosure. The amended claim also reflects the addition of a law firm that previously acted as counsel in the third Ontario action referred to below.

The third Ontario action was commenced by Notice of Action on April 28, 2014. Aaron Regent, Jamie Sokalsky, Ammar Al-Joundi and Peter Kinver are also named as defendants. This action purports to be on behalf of anyone who acquired Barrick securities during the period from May 7, 2009 to November 1, 2013, and seeks $3 billion in damages for alleged misrepresentations in the Company’s public disclosure. This action has not been served and will not be pursued as counsel has joined the second Ontario action noted above.

The Quebec action was commenced and served on April 30, 2014. Aaron Regent, Jamie Sokalsky, Ammar Al-Joundi and Peter Kinver are also named as defendants. This action purports to be on behalf of any person who resides in Quebec and acquired Barrick securities during the period from May 7, 2009 to November 1, 2013. The action seeks unspecified damages for alleged misrepresentations in the Company’s public disclosure.

The second Alberta action was commenced by Statement of Claim on May 23, 2014, and served on June 6, 2014. Aaron Regent, Jamie Sokalsky, Ammar Al-Joundi and Peter Kinver are also named as defendants. This action purports to be on behalf of any person who acquired Barrick securities during the period from May 7, 2009 to

November 1, 2013, and seeks $6 billion in damages for alleged misrepresentations in the Company’s public disclosure.

The Saskatchewan action was commenced by Statement of Claim on May 26, 2014, and served on May 28, 2014. Aaron Regent, Jamie Sokalsky, Ammar Al-Joundi and Peter Kinver are also named as defendants. This action purports to be on behalf of any person who acquired Barrick securities during the period from May 7, 2009 to November 1, 2013, and seeks $6 billion in damages for alleged misrepresentations in the Company’s public disclosure.

The fourth Ontario action was commenced on September 5, 2014. Aaron Regent, Jamie Sokalsky, Ammar Al-Joundi and Peter Kinver are also named as defendants. This action purports to be on behalf of any person who acquired Barrick securities during the period from May 7, 2009 to November 1, 2013 in Canada. The action seeks $3 billion in damages for alleged misrepresentations in the Company’s public disclosure. The Statement of Claim was amended on October 20, 2014, to include two additional law firms, one of which is acting as counsel in the first Ontario action referred to above. The Amended Statement of Claim was served on October 22, 2014.

In November 2014, an Ontario court heard a motion to determine which of the competing counsel groups will take the lead in the Ontario litigation. On December 10, 2014, the court issued a decision in favor of the counsel group that commenced the first and fourth Ontario actions, which will be consolidated in a single action. The losing counsel group has sought and obtained leave to appeal. The appeal is scheduled to be heard in March 2015.

The Company intends to vigorously defend all of the proposed Canadian securities class actions. No amounts have been recorded for any potential liability arising from any of the proposed class actions, as the Company cannot reasonably predict the outcome.

Pascua-Lama – SMA Regulatory Sanction

In May 2013, Compañía Minera Nevada (“CMN”), Barrick’s Chilean subsidiary that holds the Chilean portion of the Pascua-Lama project (the “Project”), received a Resolution (the “Resolution”) from Chile’s environmental regulator (the Superintendencia del Medio Ambiente, or “SMA”) that requires the company to complete the water management system for the Project in accordance with the Project’s environmental permit before resuming construction activities in Chile. The Resolution also required CMN to pay an administrative fine of approximately $16 million for deviations from certain requirements of the Project’s Chilean environmental approval, including a series of

BARRICK YEAR END 2014	176	NOTES TO FINANCIAL STATEMENTS

reporting requirements and instances of non-compliance related to the Project’s water management system. CMN paid the administrative fine in May 2013.

In June 2013, CMN began engineering studies to review the Project’s water management system in accordance with the Resolution. These studies indicate that an increase in the capacity of the water management system may be required above the volume approved in the Project’s Chilean environmental approval. An increase in the capacity of the system may require a new environmental approval and the construction of additional water management facilities, which could impact the schedule and estimated budget for completion of water management activities in Chile to the satisfaction of the authorities.

In June 2013, a group of local farmers and indigenous communities challenged the Resolution. The challenge, which was brought in the Environmental Court of Santiago, Chile (the “Environmental Court”), claims that the fine was inadequate and requests more severe sanctions against CMN including the revocation of the Project’s environmental permit. The SMA presented its defense of the Resolution in July 2013. On August 2, 2013, CMN joined as a party to this proceeding and vigorously defended the Resolution. On March 3, 2014, the Environmental Court annulled the Resolution and remanded the matter back to the SMA for further consideration in accordance with its decision (the “Environmental Court Decision”). In particular, the Environmental Court ordered the SMA to issue a new administrative decision that recalculates the amount of the fine to be paid by CMN using a different methodology and addresses certain other errors it identified in the Resolution. A new resolution from the SMA could include more severe sanctions against CMN such as a material increase in the amount of the fine above the approximately $16 million imposed by the SMA in May 2013 and/or the revocation of the Project’s environmental permit. The Environmental Court did not annul the portion of the SMA Resolution that required the Company to halt construction on the Chilean side of the project until the water management system is completed in accordance with the project’s environmental permit. On December 30, 2014, the Chilean Supreme Court declined to consider CMN’s appeal of the Environmental Court Decision on procedural grounds. As a result of the Supreme Court’s ruling, the SMA will now re-evaluate the Resolution in accordance with the Environmental Court Decision. A new resolution from the SMA in this matter is pending. No amounts have been recorded for any potential liability or asset impairment arising from this matter, as the Company cannot reasonably predict the outcome or, in particular, the potential financial impact in the event that more severe sanctions are imposed.

Pascua-Lama – Environmental Damage Claim

In June 2013, a group of local farmers filed an environmental damage claim against CMN in the Environmental Court, alleging that CMN has damaged glaciers located in the Project area. The plaintiffs are seeking a court order requiring CMN to remedy the alleged damage and implement measures to prevent such environmental impact from continuing, including by halting construction of the Project in Chile. CMN presented its defense on October 9, 2013. A settlement and evidentiary hearing took place on January 8, 2014. Having failed to reach a settlement during that hearing, the parties proceeded to present documentary evidence and witness testimony to the Environmental Court. A final hearing was held in this matter on December 3, 2014, and a decision of the Environmental Court is pending. The Company intends to vigorously defend this matter. No amounts have been recorded for any potential liability or asset impairment arising from this matter, as the Company cannot reasonably predict the outcome.

Pueblo Viejo – Amparo Action

In October 2014, Pueblo Viejo Dominicana Corporation (“PVDC”) received a copy of an action filed in an administrative court (the “Administrative Court”) in the Dominican Republic by Rafael Guillen Beltre (the “Petitioner”), who claims to be affiliated with the Dominican Christian Peace Organization. The action alleges that environmental contamination in the vicinity of the Pueblo Viejo mine has caused illness and affected water quality in violation of the Petitioner’s fundamental rights under the Dominican Constitution and other laws. The primary relief sought in the action, which is styled as an “Amparo” remedy, is the suspension of operations at the Pueblo Viejo mine as well as other mining projects in the area until an investigation into the alleged environmental contamination has been completed by the relevant governmental authorities. On November 21, 2014, the Administrative Court granted PVDC’s motion to remand the matter to a trial court in the Municipality of Cotuí (the “Trial Court”) on procedural grounds. On January 27, 2015, the Trial Court granted PVDC’s motion to suspend the action pending receipt of the litigation file from the Administrative Court. The Company intends to vigorously defend this matter. No amounts have been recorded for any potential liability or asset impairment arising from this matter, as the Company cannot reasonably predict any potential losses.

BARRICK YEAR END 2014	177	NOTES TO FINANCIAL STATEMENTS

Argentine Glacier Legislation and Constitutional Litigation

On September 30, 2010, the National Law on Minimum Requirements for the Protection of Glaciers was enacted in Argentina, and came into force in early November 2010. The federal law bans new mining exploration and exploitation activities on glaciers and in the “peri-glacial” environment, and subjects ongoing mining activities to an environmental audit. If such audit identifies significant impacts on glaciers and peri-glacial environment, the relevant authority is empowered to take action, which according to the legislation could include the suspension or relocation of the activity. In the case of the Veladero mine and the Pascua-Lama project, the competent authority is the Province of San Juan. In late January 2013, the Province announced that it had completed the required environmental audit, which concluded that Veladero and Pascua-Lama do not impact glaciers or peri-glaciers.

The constitutionality of the federal glacier law is the subject of a challenge before the National Supreme Court of Argentina, which has not yet ruled on the issue. On October 27, 2014, the Company submitted its response to a motion by the federal government to dismiss the constitutional challenge to the federal glacier law on standing grounds. A decision on the motion is pending. If the federal government’s arguments with respect to standing are accepted then the case will be dismissed. If they are not accepted then the National Supreme Court of Argentina will proceed to hear evidence on the merits. No amounts have been recorded for any potential liability or asset impairment under this matter, as the Company cannot reasonably predict the outcome and in any event the provincial audit concluded that the Company’s activities do not impact glaciers or peri-glaciers.

Marinduque Complaint

Placer Dome Inc. was named the sole defendant in a Complaint filed in October 2005 by the Provincial Government of Marinduque, an island province of the Philippines (“Province”), with the District Court in Clark County, Nevada (the “Court”). The complaint asserted that Placer Dome Inc. was responsible for alleged environmental degradation with consequent economic damages and impacts to the environment in the vicinity of the Marcopper mine that was owned and operated by Marcopper Mining Corporation (“Marcopper”). Placer Dome Inc. indirectly owned a minority shareholding of 39.9% in Marcopper until the divestiture of its shareholding in 1997. The Province sought “to recover damages for injuries to the natural, ecological and wildlife resources within its territory”. In addition, the Province sought compensation for the costs of restoring the environment, an order directing Placer Dome Inc. to undertake and complete “the remediation, environmental cleanup, and balancing of the ecology of the affected areas,” and payment of the costs of environmental monitoring. The Complaint addressed the discharge of mine tailings into Calancan Bay, the 1993 Maguila-guila dam breach, the 1996 Boac river tailings spill, and alleged past and continuing damage from acid rock drainage. In October 2010, the Court issued an order granting the Company’s motion to dismiss the action on the grounds of forum non conveniens. The Province appealed the Court’s dismissal order to the Nevada Supreme Court. Oral arguments were held on February 3, 2015, and a decision of the Court is pending. The Company intends to continue to defend the action vigorously. No amounts have been recorded for any potential liability under this complaint, as the Company cannot reasonably predict the outcome.

Perilla Complaint

In 2009, Barrick Gold Inc. and Placer Dome Inc. were purportedly served in Ontario with a complaint filed in November 2008 in the Regional Trial Court of Boac (the “Court”), on the Philippine island of Marinduque, on behalf of two named individuals and purportedly on behalf of the approximately 200,000 residents of Marinduque. The complaint alleges injury to the economy and the ecology of Marinduque as a result of the discharge of mine tailings from the Marcopper mine into Calancan Bay, the Boac River, and the Mogpog River. The plaintiffs are claiming for abatement of a public nuisance allegedly caused by the tailings discharge and for nominal damages for an alleged violation of their constitutional right to a balanced and healthful ecology. In June 2010, Barrick Gold Inc. and Placer Dome Inc. filed a motion to have the Court resolve their unresolved motions to dismiss before considering the plaintiffs’ motion to admit an amended complaint and also filed an opposition to the plaintiffs’ motion to admit on the same basis. It is not known when these motions or the outstanding motions to dismiss will be decided by the Court. The Company intends to defend the action vigorously. No amounts have been recorded for any potential liability under this complaint, as the Company cannot reasonably predict the outcome.

Writ of Kalikasan

In February 2011, a Petition for the Issuance of a Writ of Kalikasan with Prayer for Temporary Environmental Protection Order was filed in the Supreme Court of the Republic of the Philippines (the “Supreme Court”) in Eliza M. Hernandez, Mamerto M. Lanete and Godofredo L. Manoy versus Placer Dome Inc. and Barrick Gold Corporation (the “Petition”). In March 2011, the Supreme Court issued an En Banc Resolution and Writ of Kalikasan, directed service of summons on Placer Dome Inc. and the Company, ordered Placer Dome Inc. and the Company to make a verified

BARRICK YEAR END 2014	178	NOTES TO FINANCIAL STATEMENTS

return of the Writ with ten (10) days of service and referred the case to the Court of Appeal for hearing. The Petition alleges that Placer Dome Inc. violated the petitioners’ constitutional right to a balanced and healthful ecology as a result of, among other things, the discharge of tailings into Calancan Bay, the 1993 Maguila-Guila dam break, the 1996 Boac river tailings spill and failure of Marcopper to properly decommission the Marcopper mine. The petitioners have pleaded that the Company is liable for the alleged actions and omissions of Placer Dome Inc., which was a minority indirect shareholder of Marcopper at all relevant times, and is seeking orders requiring the Company to environmentally remediate the areas in and around the mine site that are alleged to have sustained environmental impacts. The petitioners purported to serve the Company in March 2011, following which the Company filed an Urgent Motion For Ruling on Jurisdiction with the Supreme Court challenging the constitutionality of the Rules of Procedure in Environmental Cases (the “Environmental Rules”) pursuant to which the Petition was filed, as well as the jurisdiction of the Supreme Court over the Company. In November 2011, two local governments, or “baranguays” (Baranguay San Antonio and Baranguay Lobo) filed a motion with the Supreme Court seeking intervenor status with the intention of seeking a dismissal of the proceedings. No decision has as yet been issued with respect to the Urgent Motion for Ruling on Jurisdiction, the motion for intervention, or certain other matters before the Supreme Court. The Company intends to continue to defend the action vigorously. No amounts have been recorded for any potential liability under this matter, as the Company cannot reasonably predict the outcome.

b) Other contingencies

Jabal Sayid

After the Company acquired its interest in the Jabal Sayid project through its acquisition of Equinox Minerals in 2011, the Deputy Ministry for Mineral Resources (“DMMR”), which oversees the mining license, questioned whether such change in the indirect ownership of the project, as well as previous changes in ownership, required the prior consent of the DMMR. In December 2012, the DMMR required the project to cease commissioning of the plant using stockpiled ore, citing alleged noncompliances with the mining investment law and the mining license, and in January 2013 required related companies to cease exploration activities, citing noncompliance with the law and the exploration licenses related to the ownership changes.

On December 3, 2014, the Company announced that it formed a joint venture with Saudi Arabian Mining Company (Ma’aden) to operate the Jabal Sayid project. The

Company and Ma’aden own equal shares in a new joint venture company established to hold the Jabal Sayid assets free of the restrictions that had been placed on Bariq Mining Ltd., the former owner. The arrangement was approved by the DMMR, and the matter is now closed.

Cerro Casale

One of the environmental permits related to the open pit and water management system at the Company’s 75 percent-owned Cerro Casale project in Chile is subject to an environmental regulation (the “Regulation”) that, if applied as written, would have required the Company to begin construction of the project by January 26, 2015. Construction did not begin by that date, and the environmental permit is therefore subject to cancellation. However, the Company is seeking relief from the Regulation under a procedure established by the Chilean environmental authority. If the Company does not obtain the requested relief then it will evaluate a potential legal challenge to the Regulation. Permits required for the majority of the project’s proposed operations have been obtained under a new environmental approval not subject to the January 26, 2015 construction deadline.

Although it is not subject to the January 26, 2015 construction deadline, the new environmental approval mentioned above is currently being challenged by local and indigenous community members in an administrative proceeding before the Chilean environmental authority for, among other claims, alleged deficiencies in water quality baseline information and the indigenous consultation process. An unfavorable outcome in this proceeding could result in cancellation of, or changes to, the new environmental permit.

Cerro Casale had a carrying value on a 100 percent basis of $500 million as at December 31, 2014, reflecting an impairment loss that was recorded on the project in the fourth quarter of 2014 (see note 20). Cancellation of either of the two environmental permits could result in a further impairment charge against the carrying value of the asset.

BARRICK YEAR END 2014	179	NOTES TO FINANCIAL STATEMENTS